As filed with the Securities and Exchange
Commission on April 11, 2014

Registration No. 033-75996*
Registration No. 811-02512

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

Post-Effective Amendment No. 46 To
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account B of

ING Life Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor's Telephone Number, including Area Code: (860) 580-2824

J. Neil McMurdie, Senior Counsel
ING US Legal Services
One Orange Way, C2N, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

| | immediately upon filing pursuant to paragraph (b) of Rule 485 |
| X | on May 1, 2014 pursuant to paragraph (b) of Rule 485 |

If appropriate, check the following box:

| | this post-effective amendment designates a new effective date for a previously filed post-effective amendment. |

Title of Securities Being Registered: Group Deferred Fixed and Variable Annuity Contracts

*Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements: 033-88722, 002-52448; and the individual deferred compensation contracts covered by Registration Statement No. 033-76000.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING Life Insurance and Annuity Company

and its

Variable Annuity Account B

GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS

Supplement Dated May 1, 2014, to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2014.

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the funds referenced below.*

The Board of Trustees of ING Investors Trust approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about July 18, 2014 (the "Reorganization Effective Date"), the following Merging Funds will reorganize with and into the following Surviving Funds.

Merging Funds	Surviving Funds
VY BlackRock Health Sciences Opportunities Portfolio (Class S)	Voya Large Cap Growth Portfolio (Class I)
VY BlackRock Large Cap Growth Portfolio (Class I)	
VY Marsico Growth Portfolio (Class S)	
VY MFS Total Return Portfolio (Class S)	VY Invesco Equity and Income Portfolio (Class I)
VY MFS Utilities Portfolio (Class S)	Voya Large Cap Value Portfolio (Class I)

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to a subaccount that invests in a Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of either the Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.**

On the Reorganization Effective Date. On the Reorganization Effective Date, your investment in a subaccount that invests in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Investment in Class I Shares. On the Reorganization Effective Date, all existing account balances invested in Class S shares of the VY BlackRock Health Sciences Opportunities, VY Marsico Growth, VY MFS Total Return and VY MFS Utilities Portfolios will automatically become investments in Class I shares of the corresponding Surviving Funds. Class I shares have 0.25% lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Funds will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to a subaccount that invested in a Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS" section of either the Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by writing to Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or by calling 1-800-262-3862.

Information about the Surviving Funds. Summary information about the Surviving Funds can be found in Appendix IV of either the Contract Prospectus or the Contract Prospectus Summary. More detailed information can be found in the current prospectus and Statement of Additional Information for each fund.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by ING Financial Advisers, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements***
.

ING Life Insurance and Annuity Company
Variable Annuity Account B
GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS
CONTRACT PROSPECTUS – May 1, 2014

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us" and "our"). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code"). The contracts were formerly sold as both group contracts and employer-owned individual contracts. The term "contract" used in this prospectus refers to the group deferred fixed or variable annuity contract offered by your plan sponsor as a funding vehicle for your retirement plan.

> **Why Reading This Prospectus is Important.** Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder (generally, the sponsor of your retirement plan), or you, if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B ("the separate account"), a separate account of the Company. You do not invest directly in or hold shares of the funds. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the "Investment Options" section on page 11. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

Fixed Interest Options. Guaranteed Accumulation Account; Fixed Plus Account; Fixed Account; Fixed Account 2.

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2014, Statement of Additional Information ("SAI") free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing to us at the address listed in the **"CONTRACT OVERVIEW – Questions: Contacting the Company."** You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC's Public Reference Branch. Information on the operation of the SEC's Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov or writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 033-75996. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-180532. The SAI table of contents is listed on page 43 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The Funds[*]

American Funds Insurance Series® – Growth Fund (Class 2) [1]

American Funds Insurance Series® – Growth - Income Fund (Class 2)

American Funds Insurance Series® – International Fund (Class 2)

Calvert VP SRI Balanced Portfolio – Class I

Federated Fund for U.S. Government Securities II (Primary Shares)

Federated High Income Bond Fund II (Primary Shares) [1]

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Franklin Small Cap Value VIP Fund (Class 2)

Invesco V.I. American Franchise Fund (Series I)

Invesco V.I. Core Equity Fund (Series I)

Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio (Class VC)

Oppenheimer Main Street Small Cap Fund®/VA

PIMCO Foreign Bond Portfolio (Unhedged) (Administrative Class)

PIMCO Real Return Portfolio (Administrative Class)

Pioneer Emerging Markets VCT Portfolio (Class I)

Pioneer High Yield VCT Portfolio (Class I)

Voya Balanced Portfolio (Class I)

Voya Emerging Markets Index Portfolio (Class I) [1]

Voya Global Bond Portfolio (Class I)

Voya Global Perspectives Portfolio (Class I) [1,2]

Voya Global Resources Portfolio (Class S)

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class S)

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Intermediate Bond Portfolio (Class I)

Voya International Index Portfolio (Class I)

Voya International Value Portfolio (Class I)

Voya Large Cap Growth Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya MidCap Opportunities Portfolio (Class I)

Voya Money Market Portfolio (Class I)

Voya Multi-Manager Large Cap Core Portfolio (Class I)

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Index Portfolio (Class I)

Voya Russell™ Large Cap Value Index Portfolio (Class I) [1]

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)

Voya Russell™ Mid Cap Index Portfolio (Class I)

Voya Russell™ Small Cap Index Portfolio (Class I)

Voya Small Company Portfolio (Class I)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2015 Portfolio (Class S) [2]

Voya Solution 2025 Portfolio (Class S) [2]

Voya Solution 2035 Portfolio (Class S) [2]

Voya Solution 2045 Portfolio (Class S) [2]

Voya Solution 2055 Portfolio (Class S) [2]

Voya Solution Income Portfolio (Class S) [2]

Voya Strategic Allocation Conservative Portfolio (Class I) [2]

Voya Strategic Allocation Growth Portfolio (Class I) [2]

Voya Strategic Allocation Moderate Portfolio (Class I) [2]

Voya U.S. Bond Index Portfolio (Class I)

Voya U.S. Stock Index Portfolio (Class I)

VY American Century Small-Mid Cap Value Portfolio (Class S)

VY Baron Growth Portfolio (Class S)

VY BlackRock Health Sciences Opportunities Portfolio (Class S)

VY BlackRock Large Cap Growth Portfolio (Class I)

VY Clarion Global Real Estate Portfolio (Class I)

VY Clarion Real Estate Portfolio (Class S)

VY Columbia Contrarian Core Portfolio (Class S)

VY Columbia Small Cap Value II Portfolio (Class S)

VY FMR™ Diversified Mid Cap Portfolio (Class S)[3]

VY Invesco Comstock Portfolio (Class S)

VY Invesco Equity and Income Portfolio (Class I)

VY Invesco Growth and Income Portfolio (Class S)

VY JPMorgan Emerging Markets Equity Portfolio (Class S)

VY JPMorgan Mid Cap Value Portfolio (Class S) [4]

VY JPMorgan Small Cap Core Equity Portfolio (Class S)

VY MFS Total Return Portfolio (Class S)

VY MFS Utilities Portfolio (Class S)

VY Marsico Growth Portfolio (Class S)

VY Oppenheimer Global Portfolio (Class I)

VY PIMCO Bond Portfolio (Class S)

VY Pioneer High Yield Portfolio (Class I)

VY T. Rowe Price Capital Appreciation Portfolio (Class S)

VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY T. Rowe Price Equity Income Portfolio (Class S)

VY T. Rowe Price Growth Equity Portfolio (Class I)

VY T. Rowe Price International Stock Portfolio (Class S)

VY Templeton Foreign Equity Portfolio (Class I)

VY Templeton Global Growth Portfolio (Class S)

Wanger International

Wanger Select

Wanger USA

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[*] In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY. **See "APPENDIX IV – FUND DESCRIPTIONS" for a complete listing of all other fund name changes since your last supplement.**

[1] This fund will be available for investment through the contracts beginning May 12, 2014.

[2] This fund is structured as a fund of funds that invests directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses" for additional information.**

[3] FMR™ is a service mark of Fidelity Management & Research Company.

[4] This fund is closed to new investors and to new investments by existing investors.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person to whom or entity to which we issue the contract. Generally, the plan sponsor. We may also refer to the contract holder as the contract owner.

We, Us or Our (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "CONTRACT OWNERSHIP AND RIGHTS" and "CONTRACT PURCHASE AND PARTICIPATION."

The Contract and Your Retirement Plan

Retirement Plan ("plan"). A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 457 plans or non-section 457 plans. **For a description of each, see "TAX CONSIDERATIONS."**

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company.

Contact your local representative or write or call the Company at:

Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. **For greater detail, see "CONTRACT OWNERSHIP AND RIGHTS."**

Contract Facts

Free Look/Right to Cancel. Contract holders may cancel the contract no later than ten days after they receive the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. **See "WITHDRAWALS" and "TAX CONSIDERATIONS."**

Systematic Distribution Options. If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. You will not generally pay taxes on any earnings from the contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary). Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

Step 1. You, or the contract holder, provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

Step 2. The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the:
- Fixed Interest Options; and/or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

Step 3. The subaccount(s) selected purchases shares of its corresponding fund.



Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning and withdrawing account value from your contract. See "Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.[*]

Early Withdrawal Charge [1] (as a percentage of amount withdrawn)	5.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you may pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee

Installment Purchase Payment Accounts	$20.00 [2]
Single Purchase Payment Accounts	$0.00

Separate Account Annual Expenses
(as a percentage of average account value)

Maximum Mortality and Expense Risk Charge	1.25% [2]
Maximum Administrative Expense Charge	0.25% [3]
Maximum Total Separate Account Expenses	1.50%

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[*] State premium taxes may apply, but are not reflected in the fee tables or examples. **See *"Premium and Other Taxes."***

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "FEES" section. In certain cases this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[2] These charges may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[3] We only impose this charge under some contracts. **See "FEES."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)	0.27%	1.82%[*]

See "FEES – *Fund Fees and Expenses***" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.**

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, contract fees including the annual maintenance fee of $20 (converted to a percentage of assets equal to 0.032%), separate account annual expenses and fund fees and expenses**.**

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[**]				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**[***]			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$846	$1,556	$2,289	$3,641	$338	$1,031	$1,746	$3,641

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **minimum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[**]				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**[***]			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$699	$1,116	$1,561	$2,118	$183	$567	$976	$2,118

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[*] Excludes 0.66% of non-recurring offering expenses. If these extraordinary expenses were included, the maximum total annual fund operating expenses would have been 2.48%.

[**] This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years one, three and five, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed and no early withdrawal charge would apply.

[***] This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum withdrawal is requested within three years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability or the date purchase payments were first received (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company (the "Company," we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2012, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^{TM}"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:

- Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code section 457 ("457 plans");
- Tax-exempt organizations for deferrals not subject to Tax Code section 457 ("non section 457 plans"); or
- Taxable organizations ("non section 457 plans").

When considering whether to purchase or participate in the contract, you should consult with a qualified financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder submits the required forms and application to us. If the forms are accepted, we will issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan. We are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the Voya Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:

- Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25; and
- Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. **See "TAX CONSIDERATIONS" for further information.**

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected at any one time. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "APPENDIX III."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with a qualified financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with a qualified financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – The contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in the contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan);
- **Investment Risk** – The value of investment options available under the contract may fluctuate with the markets and interest rates. You should not participate in the contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for the contract reflect costs associated with the features and benefits it provides. As you consider the contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with the contract may not be beneficial to you. If the contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under the contract. Also, be sure to talk to a qualified financial representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products – We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges and may offer different share classes of the funds offered in the contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and if you are interested in learning more about these other products, contact your local representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person to whom or entity to which we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder no later than seven calendar days after we receive the contract and the written notice of cancellation at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. We will neither deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account B. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into subaccounts. Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Mixed and Shared Funding. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds" and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Possible Conflicts of Interest. With respect to insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts. Additionally:
- During the accumulation phase the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;

- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company**.**" See also "TRANSFERS" for information about making subaccount allocation changes**;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options that may be available through the contract, see APPENDIX I, APPENDIX II and APPENDIX III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC's Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you**. Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose**. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:

- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally the contract holder or you, if permitted by the plan, may select no more than 25 investment options at enrollment. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus an adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.50% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts		Single Purchase Payment Accounts	
Purchase Payment Periods or Deposit Cycles Completed	Early Withdrawal Charge	Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%	Fewer than 5	5%
5 or more but fewer than 7	4%	5 or more but fewer than 6	4%
7 or more but fewer than 9	3%	6 or more but fewer than 7	3%
9 or more but fewer than 10	2%	7 or more but fewer than 8	2%
10 or more	0%	8 or more but fewer than 9	1%
		9 or more	0%

Types of Fees

The following types of fees or deductions may affect your account:

- **Transaction Fees:**
  - ▷ Early Withdrawal Charge
  - ▷ Redemption Fees
- **Periodic Fees and Charges:**
  - ▷ Annual Maintenance Fee
  - ▷ Mortality and Expense Risk Charge
  - ▷ Administrative Expense Charge
- **Fund Fees and Expenses; and**
- **Premium and Other Taxes.**

Terms to Understand in Schedules

Account Year – A 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Purchase Payment Period (also called "Deposit Cycle") (for installment purchase payments) **–** The period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 purchase payments are made. If only 11 purchase payments are made, the payment period is not completed until the twelfth purchase payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

- Used to provide payments to you during the income phase;
- Paid because of your death before income phase payments begin;
- Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cashout without a participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months[*];
- Taken because of the election of a systematic distribution option (if available under your contract), **see "SYSTEMATIC DISTRIBUTION OPTIONS"**;
- Taken when you are 59½ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;
- Taken on or after the tenth anniversary of the effective date of the account;
- For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code and regulations thereunder; or
- For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

- The number of participants under the plan;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract; and
- Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless, under certain contracts, the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

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[*] If the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract.

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $20. (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. For certain contracts the maintenance fee is deducted for each asset account maintained under the contract, in which case a maximum of $20 per asset account may be applied.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
- The size, type and nature of the group for which a contract is issued;
- The amount of contributions to the contract;
- The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option. This fee is assessed during both the accumulation phase and the income phase. **See "INCOME PHASE – Fees Deducted."**

Purpose. This fee compensates us for the mortality and expense risks we assume under the contract, namely:
- Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate or the number of participants estimated to choose the contract;
- The frequency, consistency and method of submitting payments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense; and
- Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:

- Beginning on April 4, 1997, we began to deduct this charge during the accumulation phase for contracts effective before October 31, 1996, where the number of participants was less than 30 as of November 30, 1996, and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984;
- Effective on June 4, 2013, we began to impose this charge with respect to participants who became covered under a contract on or after November 5, 1984, where the contract was issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements;
- We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above; and
- We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This charge helps defray our cost of providing administrative services under the contract and in relation to the separate account and subaccounts.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE – *Fund Fees and Expenses*"** section, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through the contract may be available for investment outside of the contract. You should evaluate the expenses associated with the funds available through the contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees or expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2013 in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments®;
- American Funds®;
- OppenheimerFunds, Inc.;
- Franklin® Templeton® Investments;
- Columbia Funds;
- PIMCO Funds
- Lord Abbett Funds;
- Invesco Investments;
- Pioneer Investments;
- Calvert Funds; and
- Federated Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2013, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Deductions, if any, from the fixed interest options (for example, withdrawals and fees); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative charge, if any. We discuss these deductions in more detail in **"FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUV's are $10 for Subaccount A and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").



The fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in APPENDIX I, APPENDIX II and APPENDIX III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** or, if you are participating in the dollar cost averaging program, after your scheduled transfer. The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contracts. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. If available under your plan, you may participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

- Select the Withdrawal Amount;
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account or Fixed Account 2, minus any applicable early withdrawal charge, maintenance fee or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account.
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees or any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account or Fixed Account 2, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account, see "APPENDIX III."

- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

> **Taxes, Fees and Deductions**
>
> Amounts withdrawn may be subject to one or more of the following:
> - Early Withdrawal Charge. **See "FEES – Early Withdrawal Charge"**;
> - Maintenance Fee. **See "FEES – Maintenance Fee"**;
> - Market Value Adjustment. **See "APPENDIX I"**;
> - Redemption Fees. **See "FEES – Redemption Fees"**;
> - Tax Penalty. **See "TAX CONSIDERATIONS"**; **or**
> - Tax Withholding. **See "TAX CONSIDERATIONS."**
>
> To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your account value either as of the next valuation after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** or on such later date as specified on the disbursement form.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

The systematic withdrawal options currently available under the contracts include the following:

- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract; and
- **ECO – Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is available under 457 plans only.

Features of a Systematic Distribution Option

If available under your contract, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the number or address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, the contract holder may revoke it at any time by submitting a written request to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year nor may any other systematic distribution option be elected.

Taxation. Taking a withdrawal through a systematic distribution option or revocation of election of a systematic distribution option may have tax consequences. **See "TAX CONSIDERATIONS."**

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary

This section provides information about the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."**

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:
- The contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** we will mail payment, unless otherwise requested*.*

Until proof of death and a payment request in good order is received by us, account dollars will remain invested as at the time of your death and no distribution will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options **(see "INCOME PHASE – Income Phase Payment Options")**; or
- Payment in accordance with an available systematic distribution option (subject to certain limitations) **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leaving your account value invested in the contract; or
- Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. **See "INCOME PHASE – Income Phase Payment Options."**

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (for example, monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

> In prior prospectuses, the **Income Phase** was referred to as the Annuity Phase; the **Income Payment Option** was referred to as the Annuity Option; **Income Phase Payment** was referred to as Annuity Payment; and **Initiating Income Phase Payments** was referred to as Annuitization.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, the number of guaranteed payments selected, if any, and whether variable or fixed payments are selected.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable income phase payments, an assumed net investment rate must be selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate your first payment will be higher but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5% annually, after deduction of fees.

If a 3.50% rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccounts. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment options table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contracts from time to time.

Terms Used in the Tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated.
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income – Guaranteed Payments[*]	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5 to 20 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** - This option allows a choice of 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or - 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end after the death of both annuitants.
Life Income – Two Lives – Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income – Two Lives – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

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[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Nonlifetime Income Phase Payment Options	
Nonlifetime – Guaranteed Payments[*]	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3 to 30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

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[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Lump-Sum Payment. If the Nonlifetime – Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. **See "FEES – Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (for example, the actual fixed rate used for the fixed payments, or the 3.50% or 5% assumed net investment rate for variable payments).

TAX CONSIDERATIONS

Introduction

The contracts described in this prospectus are designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Deferred Compensation Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contracts with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contracts or any transactions involving the contracts.**

Types of Contracts: Deferred Compensation Contracts

The contracts described in this prospectus may be purchased in relation to qualified governmental excess benefit arrangements under Tax Code section 415(m), Tax Code section 457(b) plans, nonqualified deferred compensation plans under Tax Code section 457(f) and non-section 457 nonqualified deferred compensation plans.

We refer to all of these as "deferred compensation plans." **Employers intending to use the contract with such plans should seek qualified legal advice.**

Taxation of Deferred Compensation Contracts

Eligible Retirement Plans and Programs. The contracts may be purchased with the following retirement plans and programs:

- Section 415(m) of the Tax Code permits certain employers to provide a qualified governmental excess benefit arrangement, which may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. **There is no further information regarding 415(m) arrangements in this prospectus**;

- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as by non-governmental, tax-exempt organizations (non-governmental employers). We no longer offer the contracts in connection with 457 plans of governmental employers; although we may have existing participants in such plans. A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account; and

- A non-section 457 deferred compensation plan may be either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to section 457 rules or a deferred compensation plan of a for-profit employer. Employers intending to use the contract with such plans should seek qualified legal advice.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, 457(f) plans and non-section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to participants in these deferred compensation plans vary according to the type of plan and the specific terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a deferred compensation contract, or on income phase (e.g., annuity) payments from a deferred compensation contract, depends on the type of deferred compensation contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a deferred compensation contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some deferred compensation plans are subject to additional distribution or other requirements that are not incorporated into the contracts described in this prospectus. No attempt is made to provide more than general information about the use of the contracts with deferred compensation plans. Contract holders, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefits under these deferred compensation plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that deferred compensation contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the deferred compensation plan itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain deferred compensation plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a deferred compensation contract.

457(b) Plans. The total annual contributions (including pre-tax salary reduction contributions) made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $17,500 (as indexed for 2013). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a deferred compensation plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: the applicable dollar amount, which for 2014 is $17,500, plus the catch-up contribution limit of $5,500 (2014); or the applicable dollar amount plus the Special 457 Catch-up. For advice with respect to these catch-up provisions, please consult a qualified tax adviser.

Distributions – General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 457(f) or required to be includible under Tax Code section 409A. If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:
- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture);
- Interest at the underpayment rate plus one percent on the underpayments; and
- An additional penalty tax equal to 20% of the amount included in income.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a governmental 457(b) plan that is attributable to rollovers from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-section 457 deferred compensation plan is generally includible in income in the first year in which it is:
- Paid or otherwise made available to you or your designated beneficiary; or
- Required to be includible under Tax Code section 409A.

Distribution – Eligibility

457(b) Plans. Under 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment with your employer; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans and Non-Section 457 Deferred Compensation Plans. Amounts deferred under Tax Code section 457(f) plans and non-section 457 deferred compensation plans on or after January 1, 2005, must also meet the requirements of Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment and a prohibition on accelerating payment. It also requires distributions only upon the occurrence of the following specified events:
- Separation from service;
- Disability;
- Death;
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Amounts deferred under these plans prior to January 1, 2005, may, if certain requirements are met, be eligible for "grandfathering" from the requirements of Tax Code section 409A.

Lifetime Required Minimum Distributions (457(b) Plans Only)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later unless:
- Under governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract and/or certificate/enrollment materials.

Required Distributions Upon Death (457(b) Plans Only)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract and/or certificate/enrollment materials.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2013, your entire balance must be distributed to the designated beneficiary by December 31, 2018. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

457(b) Plans of Non-Governmental Employers, 457(f) Plans and Non-Section 457 Deferred Compensation Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Assignment and Other Transfers

457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a Qualified Domestic Relations Order in accordance with Tax Code section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your spouse's rights and benefits under the contract described in this prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of FINRA and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:
- ING Financial Partners, Inc.; and
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders of the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the maximum of prior year's payments and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2.50% on transferred assets and asset-based commission ranging up to 0.10%.

In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company and of its affiliated broker-dealers may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of the purchase payments received under the contracts or that may be a flat dollar amount which varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or non cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2013, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.;
- Signator Financial Services, Inc.;
- American Portfolios Financial Services, Inc.;
- LPL Financial Corporation;
- Morgan Stanley Smith Barney LLC;
- Cetera Financial Group;
- Financial Telesis Inc./Jhw Financial Services Inc.;
- Lincoln Financial Advisors Corporation;
- MetLife Securities, Inc.;
- PlanMember Securities Corporation;
- Walnut Street Securities, Inc.®;
- NIA Securities, L.L.C.;
- Northwestern Mutual Investment Services, LLC;
- Royal Alliance Associates, Inc.;
- Securities America, Inc.;
- RBC Capital Markets, LLC;
- Cadaret, Grant & Co., Inc.;
- NFP Securities, Inc.;
- National Planning Corporation;
- First Allied Securities, Inc.;
- Woodbury Financial Services, Inc.;
- Tower Square Securities, Inc.®;
- Edward D. Jones & Co., L.P.;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated; and
- Ameriprise Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company makes payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under that contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings) when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts applied to GAA will be held in a nonunitized separate account within the Company's general account. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

General Disclosure. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time ("guaranteed term"), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into GAA, which you must elect at the time you initiate the external transfer. Under this rate lock provision, if applicable, we will deposit external transfers to the deposit period offering the greater of (1) and (2) where:
1. Is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
2. Is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

If applicable, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract. Once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
- A Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding – **see "TAX CONSIDERATIONS"**;
- Early Withdrawal Charge – **see "FEES"**; or
- Maintenance Fee – **see "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA may be positive or negative. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit as follows:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

If you have elected ECO as described in **"SYSTEMATIC DISTRIBUTION OPTIONS,"** no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – ten years or less, but greater than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this appendix.**

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contracts. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-180532.*

APPENDIX II
THE FIXED ACCOUNTS

The Fixed Account and Fixed Account 2 (collectively the "Accounts" or these "options") are investment options available during the accumulation phase under the contract. The availability of the Fixed Account and the Fixed Account 2 may vary by plan. Amounts allocated to either of these options are held in the Company's general account which supports insurance and annuity obligations.

Additional information about these options may be found in the contract.

General Disclosure. Interests in the Accounts have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Accounts has not been reviewed by the SEC.

Interest Rates. We guarantee that amounts allocated to these options will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts allocated to these options will earn the interest rate in effect at the time money is applied. Amounts in the Accounts will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under these options, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to these options and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account or Fixed Account 2 withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account or Fixed Account 2 during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account or Fixed Account 2 to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account or Fixed Account 2 to any other available investment option. We may, on a temporary basis, vary the amount that you are allowed to transfer but it will never be less than 10% of your account value held in the Fixed Account or 50% of your account value held in the Fixed Account 2. These limits are reduced by any withdrawals, transfers or income phase payments made in the calendar year. The 10% limit from the Fixed Account does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. We guarantee that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
- Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if the full withdrawal is made due to any of the following:
* Your death occurs before income phase payments have begun (request must be received within six months after date of death); or
* Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
* Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option. If available under your contract, SWO **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**, may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

APPENDIX IV
FUND DESCRIPTIONS

List of Fund Name Changes

New Fund Name	Former Fund Name
American Funds Insurance Series® -- Growth Income Fund	American Funds® -- Growth Income Fund
American Funds Insurance Series® -- International Fund	American Funds® -- International Fund
Franklin Small Cap Value VIP Fund	Franklin Small Cap Value Securities Fund
Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio	Lord Abbett Series Fund – Mid Cap Stock Portfolio
PIMCO Foreign Bond Portfolio (Unhedged)	PIMCO VIT Foreign Bond Portfolio (Unhedged)
PIMCO Real Return Portfolio	PIMCO VIT Real Return Portfolio
VY PIMCO Bond Portfolio	ING PIMCO Total Return Portfolio

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge by contacting us at the address **and telephone number listed in "CONTRACT OVERVIEW – Questions," by accessing the SEC's website or by contacting the SEC's Public Reference Branch. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.**

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through the contracts, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – International Fund **Investment Adviser:** Capital Research and Management Company[SM]	Seeks long-term growth of capital.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc.	A *non-diversified* Portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
Federated Fund for U.S. Government Securities II **Investment Adviser:** Federated Investment Management Company	Seeks to provide current income.
Federated High Income Bond Fund II **Investment Adviser:** Federated Investment Management Company.	Seeks high current income.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long term growth of capital.
Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** Oppenheimer Funds, Inc.	The Fund seeks capital appreciation.
PIMCO Foreign Bond Portfolio (Unhedged) **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of real capital and prudent investment management.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks long-term capital appreciation primarily through the securities of issuers in countries with emerging economies or securities markets.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return by investing in below-investment-grade debt securities and preferred securities.

Voya Balanced Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.

Voya Emerging Markets Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	A *non-diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of an index that measures the investment return of emerging markets securities.

Voya Global Bond Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through a combination of current income and capital appreciation.

Voya Global Perspectives Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks total return.

Voya Global Resources Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	A *non-diversified* portfolio that seeks long-term capital appreciation.

Voya Growth and Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya International Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Large Cap Growth Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya MidCap Opportunities Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Money Market Portfolio*
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
 	
*There is no guarantee that the Voya Money Market Portfolio will have a positive or level return.
	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

Voya Multi-Manager Large Cap Core Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company
	Seeks reasonable income and capital growth.

Voya Russell[TM] Large Cap Growth Index Portfolio
 	
   Investment Adviser: Voya Investments, Inc.
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Growth Index.

Voya Russell[TM] Large Cap Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Russell^{TM} Large Cap Value Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.

Voya Russell^{TM} Mid Cap Growth Index Portfolio
 	
   Investment Adviser: Voya Investments, Inc.
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.

Voya Russell^{TM} Mid Cap Index Portfolio
 	
   Investment Adviser: Voya Investments, Inc.
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.

Voya Russell^{TM} Small Cap Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.

Voya Small Company Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Voya SmallCap Opportunities Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Solution 2015 Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Strategic Allocation Conservative Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.

Voya Strategic Allocation Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide capital appreciation.

Voya Strategic Allocation Moderate Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

Voya U.S. Bond Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.

Voya U.S. Stock Index Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return.

VY American Century Small-Mid Cap Value Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: American Century Investment Management, Inc.
	Seeks long-term capital growth. Income is a secondary objective.

VY Baron Growth Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: BAMCO, Inc.
	Seeks capital appreciation.

VY BlackRock Health Sciences Opportunities Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: BlackRock Advisors, LLC
	Seeks long-term capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* portfolio that seeks total return including capital appreciation and current income.
VY Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company ***FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.
VY Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY JPMorgan Mid Cap Value Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management, Inc.	Seeks growth from capital appreciation.
VY JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
VY MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
VY MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
VY Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY PIMCO Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
VY Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, the investment objective will change to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, the investment objective will change to: Seeks long-term growth through investments in stocks.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

---

* This fund is closed to new investors and to new investments by existing investors. Contract owners who have account value allocated to the subaccount that corresponds to this fund may leave their account value in that subaccount, but future allocations and transfers into it are prohibited.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2013, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period: (2) the AUV at the end of the period: and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2013, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2013 are not reflected in the following information.

TABLE 1
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$12.32	$10.62	$10.93	$9.36	$7.69
Value at end of period	$16.12	$12.32	$10.62	$10.93	$9.36
Number of accumulation units outstanding at end of period	131,393	127,824	117,228	98,084	120,815
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$12.09	$10.35	$10.28	$8.96	$7.43
Value at end of period	$15.44	$12.09	$10.35	$10.28	$8.96
Number of accumulation units outstanding at end of period	13,850	13,548	13,013	12,807	11,029
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$11.38	$9.96	$9.97	$8.06	$6.79
Value at end of period	$15.46	$11.38	$9.96	$9.97	$8.06
Number of accumulation units outstanding at end of period	46,226	48,064	47,223	46,675	48,436
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$9.35	$7.77	$9.41	$8.35	$7.04
Value at end of period	$12.15	$9.35	$7.77	$9.41	$8.35
Number of accumulation units outstanding at end of period	21,455	18,805	16,910	14,331	12,764
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$14.55	$12.55	$13.00	$10.69	$8.53
Value at end of period	$19.04	$14.55	$12.55	$13.00	$10.69
Number of accumulation units outstanding at end of period	46,110	42,606	38,075	31,399	15,932
ING BALANCED PORTFOLIO					
Value at beginning of period	$12.07	$10.66	$10.84	$9.53	$8.01
Value at end of period	$14.03	$12.07	$10.66	$10.84	$9.53
Number of accumulation units outstanding at end of period	2,460	2,459	2,458	2,488	2,489
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$11.90	$10.41	$10.58	$9.35	$7.87
Value at end of period	$15.83	$11.90	$10.41	$10.58	$9.35
Number of accumulation units outstanding at end of period	2,049	3,820	3,090	2,233	13,646
ING GLOBAL BOND PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$13.00	$12.09	$11.70	$10.13	$8.76
Value at end of period	$12.44	$13.00	$12.09	$11.70	$10.13
Number of accumulation units outstanding at end of period	11,281	8,572	12,237	14,204	7,649

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009
ING GROWTH AND INCOME PORTFOLIO					
Value at beginning of period	$12.13	$10.52	$10.58	$9.30	$7.16
Value at end of period	$15.80	$12.13	$10.52	$10.58	$9.30
Number of accumulation units outstanding at end of period	29,882	30,802	30,784	34,917	29,518
ING INDEX PLUS LARGECAP PORTFOLIO					
Value at beginning of period	$11.88	$10.42	$10.46	$9.21	$7.49
Value at end of period	$15.74	$11.88	$10.42	$10.46	$9.21
Number of accumulation units outstanding at end of period	18,063	14,516	15,509	15,965	22,712
ING INDEX PLUS MIDCAP PORTFOLIO					
Value at beginning of period	$12.68	$10.81	$10.97	$9.03	$6.87
Value at end of period	$17.00	$12.68	$10.81	$10.97	$9.03
Number of accumulation units outstanding at end of period	33,178	28,834	25,245	20,117	24,406
ING INDEX PLUS SMALLCAP PORTFOLIO					
Value at beginning of period	$12.34	$11.02	$11.14	$9.10	$7.31
Value at end of period	$17.55	$12.34	$11.02	$11.14	$9.10
Number of accumulation units outstanding at end of period	14,461	10,244	8,258	7,295	19,308
ING INTERMEDIATE BOND PORTFOLIO					
Value at beginning of period	$13.40	$12.30	$11.47	$10.48	$9.42
Value at end of period	$13.34	$13.40	$12.30	$11.47	$10.48
Number of accumulation units outstanding at end of period	15,977	15,987	18,332	15,414	16,918
ING INVESCO EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$12.77	$11.37	$11.53	$10.30	$8.71
Value at end of period	$15.91	$12.77	$11.37	$11.53	$10.30
Number of accumulation units outstanding at end of period	39,969	37,980	36,539	34,284	39,657
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$14.08	$11.77	$11.60	$9.47	$7.78
Value at end of period	$18.46	$14.08	$11.77	$11.60	$9.47
Number of accumulation units outstanding at end of period	24,592	22,161	19,488	22,108	47,892
ING LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2011)					
Value at beginning of period	$12.24	$10.40	$10.33		
Value at end of period	$15.98	$12.24	$10.40		
Number of accumulation units outstanding at end of period	376	377	377		
ING LARGE CAP VALUE PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$12.18	$10.66	$10.33	$8.69	$7.37
Value at end of period	$15.89	$12.18	$10.66	$10.33	$8.69
Number of accumulation units outstanding at end of period	34,158	34,403	36,142	66,038	81,775
ING MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during March 2013)					
Value at beginning of period	$15.75				
Value at end of period	$18.94				
Number of accumulation units outstanding at end of period	273				
ING MONEY MARKET PORTFOLIO					
Value at beginning of period	$10.02	$10.05	$10.09	$10.10	$10.09
Value at end of period	$9.99	$10.02	$10.05	$10.09	$10.10
Number of accumulation units outstanding at end of period	3,232	5,872	8,504	12,748	18,118
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$12.55	$10.35	$11.30	$9.77	$8.01
Value at end of period	$15.90	$12.55	$10.35	$11.30	$9.77
Number of accumulation units outstanding at end of period	44,638	50,467	50,294	53,593	54,500

	2013	2012	2011	2010	2009
ING SMALL COMPANY PORTFOLIO					
Value at beginning of period	$12.76	$11.18	$11.51	$9.28	$7.29
Value at end of period	$17.52	$12.76	$11.18	$11.51	$9.28
Number of accumulation units outstanding at end of period	4,256	8,297	7,609	5,869	1,292
ING SOLUTION 2014 PORTFOLIO					
(Funds were first received in this option during September 2013)					
Value at beginning of period	$12.45				
Value at end of period	$12.84				
Number of accumulation units outstanding at end of period	19,127				
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$11.57	$10.24	$10.60	$9.35	$8.02
Value at end of period	$13.41	$11.57	$10.24	$10.60	$9.35
Number of accumulation units outstanding at end of period	27,744	23,736	20,169	14,820	17,410
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$11.51	$10.04	$10.56	$9.25	$7.84
Value at end of period	$13.81	$11.51	$10.04	$10.56	$9.25
Number of accumulation units outstanding at end of period	17,280	16,048	9,374	6,195	4,108
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$11.27	$9.80	$10.36	$9.03	$7.63
Value at end of period	$13.87	$11.27	$9.80	$10.36	$9.03
Number of accumulation units outstanding at end of period	0	0	15,045	11,315	7,815
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during January 2013)					
Value at beginning of period	$12.49				
Value at end of period	$13.74				
Number of accumulation units outstanding at end of period	671				
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
Value at beginning of period	$11.48	$10.02	$10.36	$9.19	$7.36
Value at end of period	$14.01	$11.48	$10.02	$10.36	$9.19
Number of accumulation units outstanding at end of period	1,871	2,240	1,597	98	6,048
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
Value at beginning of period	$11.90	$10.51	$10.61	$9.50	$7.82
Value at end of period	$13.83	$11.90	$10.51	$10.61	$9.50
Number of accumulation units outstanding at end of period	15,018	12,745	9,656	5,931	2,359
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$13.13	$11.35	$11.83	$9.24	$7.64
Value at end of period	$17.69	$13.13	$11.35	$11.83	$9.24
Number of accumulation units outstanding at end of period	9,636	20,341	12,096	11,409	8,754
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$12.92	$10.90	$11.06	$9.50	$7.79
Value at end of period	$17.93	$12.92	$10.90	$11.06	$9.50
Number of accumulation units outstanding at end of period	30,165	31,952	26,484	29,164	21,060

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$10.34	$8.73	$9.95	$9.17	$7.64
Value at end of period	$12.39	$10.34	$8.73	$9.95	$9.17
Number of accumulation units outstanding at end of period	12,225	10,647	9,109	8,167	7,591
INVESCO V.I. CORE EQUITY FUND					
Value at beginning of period	$11.90	$10.49	$10.53	$9.64	$7.53
Value at end of period	$15.33	$11.90	$10.49	$10.53	$9.64
Number of accumulation units outstanding at end of period	418	419	418	419	419
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO					
Value at beginning of period	$12.47	$10.93	$11.43	$9.14	$7.24
Value at end of period	$16.20	$12.47	$10.93	$11.43	$9.14
Number of accumulation units outstanding at end of period	4,021	4,022	11,854	14,713	13,475

TABLE 2
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.82	$10.77	$10.37	$9.31	$7.49	$9.94
Value at end of period	$13.85	$11.82	$10.77	$10.37	$9.31	$7.49
Number of accumulation units outstanding at end of period	208	196	182	168	151	131
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.10	$10.46	$10.81	$9.29	$6.89	$9.89
Value at end of period	$15.77	$12.10	$10.46	$10.81	$9.29	$6.89
Number of accumulation units outstanding at end of period	50,293	48,878	54,910	56,322	61,425	59,360
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.88	$10.19	$10.17	$8.89	$6.88	$9.78
Value at end of period	$15.11	$11.88	$10.19	$10.17	$8.89	$6.88
Number of accumulation units outstanding at end of period	15,620	15,397	17,647	18,672	22,350	21,846
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.17	$9.81	$9.86	$8.00	$6.28	$9.97
Value at end of period	$15.13	$11.17	$9.81	$9.86	$8.00	$6.28
Number of accumulation units outstanding at end of period	11,481	10,492	7,187	14,906	18,622	17,678
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$9.18	$7.65	$9.31	$8.28	$6.59	$9.88
Value at end of period	$11.89	$9.18	$7.65	$9.31	$8.28	$6.59
Number of accumulation units outstanding at end of period	8,898	7,404	7,652	5,344	7,075	5,900
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.92	$10.99	$11.50	$9.03	$7.04	$9.91
Value at end of period	$17.47	$12.92	$10.99	$11.50	$9.03	$7.04
Number of accumulation units outstanding at end of period	8,968	6,953	8,282	8,320	7,168	6,396

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during January 2011)						
Value at beginning of period	$14.28	$12.36	$13.09			
Value at end of period	$18.63	$14.28	$12.36			
Number of accumulation units outstanding at end of period	550	539	525			
ING BALANCED PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.85	$10.50	$10.72	$9.46	$7.99	$9.94
Value at end of period	$13.73	$11.85	$10.50	$10.72	$9.46	$7.99
Number of accumulation units outstanding at end of period	28,138	27,826	28,282	27,971	42,036	41,357
ING BARON GROWTH PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$14.14	$11.90	$11.72	$9.33	$6.95	$9.88
Value at end of period	$19.50	$14.14	$11.90	$11.72	$9.33	$6.95
Number of accumulation units outstanding at end of period	7,271	5,490	5,585	5,835	3,589	2,759
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during September 2010)						
Value at beginning of period	$11.99	$10.17	$9.78	$9.28		
Value at end of period	$17.19	$11.99	$10.17	$9.78		
Number of accumulation units outstanding at end of period	344	19	14	4		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.69	$10.26	$10.46	$9.28	$7.15	$9.92
Value at end of period	$15.49	$11.69	$10.26	$10.46	$9.28	$7.15
Number of accumulation units outstanding at end of period	6,732	6,940	6,644	7,266	7,695	8,762
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Funds were first received in this option during May 2010)						
Value at beginning of period	$12.15	$9.70	$10.30	$8.79		
Value at end of period	$12.54	$12.15	$9.70	$10.30		
Number of accumulation units outstanding at end of period	1,867	1,590	200	111		
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.76	$11.99	$11.03	$8.68	$6.43	$9.97
Value at end of period	$13.94	$13.76	$11.99	$11.03	$8.68	$6.43
Number of accumulation units outstanding at end of period	4,548	3,348	2,083	922	581	413
ING COLUMBIA CONTRARIAN CORE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$10.93	$9.81	$10.36	$9.31	$7.12	$9.80
Value at end of period	$14.63	$10.93	$9.81	$10.36	$9.31	$7.12
Number of accumulation units outstanding at end of period	1,907	1,669	3,287	3,698	1,350	2,729
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO						
(Funds were first received in this option during April 2013)						
Value at beginning of period	$13.02					
Value at end of period	$16.82					
Number of accumulation units outstanding at end of period	117					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$11.87	$10.43	$11.79	$9.25	$6.62	
Value at end of period	$16.03	$11.87	$10.43	$11.79	$9.25	
Number of accumulation units outstanding at end of period	4,169	4,025	3,983	4,012	2,345	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008
ING GLOBAL BOND PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.76	$11.91	$11.57	$10.05	$8.33	$10.00
Value at end of period	$12.17	$12.76	$11.91	$11.57	$10.05	$8.33
Number of accumulation units outstanding at end of period	16,287	16,799	13,531	10,311	7,877	8,125
ING GLOBAL RESOURCES PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$8.90	$9.22	$10.22	$8.46	$6.20	$10.09
Value at end of period	$10.04	$8.90	$9.22	$10.22	$8.46	$6.20
Number of accumulation units outstanding at end of period	20,319	18,661	18,907	13,405	12,223	10,616
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.91	$10.36	$10.46	$9.23	$7.14	$9.86
Value at end of period	$15.46	$11.91	$10.36	$10.46	$9.23	$7.14
Number of accumulation units outstanding at end of period	111,478	98,753	101,211	108,694	121,550	129,791
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.66	$10.26	$10.34	$9.14	$7.47	$9.88
Value at end of period	$15.40	$11.66	$10.26	$10.34	$9.14	$7.47
Number of accumulation units outstanding at end of period	14,771	14,102	14,681	17,489	19,228	28,884
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.45	$10.65	$10.85	$8.96	$6.85	$9.94
Value at end of period	$16.64	$12.45	$10.65	$10.85	$8.96	$6.85
Number of accumulation units outstanding at end of period	6,122	6,451	12,137	11,506	11,468	11,018
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.12	$10.86	$11.02	$9.03	$7.28	$9.93
Value at end of period	$17.17	$12.12	$10.86	$11.02	$9.03	$7.28
Number of accumulation units outstanding at end of period	5,675	5,601	7,027	6,663	7,444	7,501
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.16	$12.12	$11.35	$10.40	$9.39	$10.02
Value at end of period	$13.05	$13.16	$12.12	$11.35	$10.40	$9.39
Number of accumulation units outstanding at end of period	10,217	15,453	11,680	10,297	11,346	13,618
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$9.36	$7.94	$9.10	$8.50	$7.80	
Value at end of period	$11.28	$9.36	$7.94	$9.10	$8.50	
Number of accumulation units outstanding at end of period	8,756	8,723	8,695	4,572	3,356	
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$8.55	$7.23	$8.56	$8.41	$6.66	$9.81
Value at end of period	$10.30	$8.55	$7.23	$8.56	$8.41	$6.66
Number of accumulation units outstanding at end of period	4,045	3,737	4,952	4,583	3,931	3,517
ING INVESCO COMSTOCK PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.38	$10.51	$10.81	$9.45	$7.41	$9.73
Value at end of period	$16.60	$12.38	$10.51	$10.81	$9.45	$7.41
Number of accumulation units outstanding at end of period	5,889	5,118	3,771	4,215	3,271	820

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008
ING INVESCO EQUITY AND INCOME PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.54	$11.20	$11.40	$10.22	$8.39	$9.90
Value at end of period	$15.56	$12.54	$11.20	$11.40	$10.22	$8.39
Number of accumulation units outstanding at end of period	2,451	4,182	4,895	4,565	4,096	3,627
ING INVESCO GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.83	$10.40	$10.70	$9.58	$7.78	$9.84
Value at end of period	$15.73	$11.83	$10.40	$10.70	$9.58	$7.78
Number of accumulation units outstanding at end of period	4,222	1,849	1,713	2,165	1,580	1,259
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.48	$9.70	$11.96	$10.01	$5.87	$9.87
Value at end of period	$10.74	$11.48	$9.70	$11.96	$10.01	$5.87
Number of accumulation units outstanding at end of period	15,465	17,443	14,848	8,200	3,386	1,018
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.83	$11.60	$11.47	$9.40	$7.53	$9.89
Value at end of period	$18.06	$13.83	$11.60	$11.47	$9.40	$7.53
Number of accumulation units outstanding at end of period	4,872	4,821	4,029	3,478	4,215	2,770
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.53	$11.48	$11.72	$9.31	$7.37	$9.96
Value at end of period	$18.67	$13.53	$11.48	$11.72	$9.31	$7.37
Number of accumulation units outstanding at end of period	2,466	224	209	209	173	138
ING LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2011)						
Value at beginning of period	$12.15	$10.36	$10.32			
Value at end of period	$15.80	$12.15	$10.36			
Number of accumulation units outstanding at end of period	21,415	24,041	21,060			
ING LARGE CAP VALUE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.96	$10.50	$10.22	$8.62	$7.70	$9.87
Value at end of period	$15.55	$11.96	$10.50	$10.22	$8.62	$7.70
Number of accumulation units outstanding at end of period	18,337	10,247	10,089	4,825	5,260	3,848
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.80	$10.56	$10.81	$9.08	$7.09	$9.89
Value at end of period	$15.87	$11.80	$10.56	$10.81	$9.08	$7.09
Number of accumulation units outstanding at end of period	296	182	2,088	0	1,205	1,023
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.99	$10.86	$10.77	$9.87	$8.43	$9.92
Value at end of period	$14.13	$11.99	$10.86	$10.77	$9.87	$8.43
Number of accumulation units outstanding at end of period	215	215	0	0	1,248	1,261
ING MFS UTILITIES PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.32	$10.95	$10.36	$9.18	$6.96	$9.94
Value at end of period	$14.70	$12.32	$10.95	$10.36	$9.18	$6.96
Number of accumulation units outstanding at end of period	6,785	6,567	5,632	2,623	2,238	1,133

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$14.14	$12.47	$12.62	$9.75	$6.94	$9.99
Value at end of period	$18.53	$14.14	$12.47	$12.62	$9.75	$6.94
Number of accumulation units outstanding at end of period	8,006	6,703	3,226	2,053	2,806	2,555
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$9.84	$9.91	$9.97	$10.02	$10.06	$10.00
Value at end of period	$9.77	$9.84	$9.91	$9.97	$10.02	$10.06
Number of accumulation units outstanding at end of period	10,728	5,110	6,436	6,810	12,722	26,372
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.32	$10.20	$11.18	$9.70	$7.00	$9.89
Value at end of period	$15.55	$12.32	$10.20	$11.18	$9.70	$7.00
Number of accumulation units outstanding at end of period	67,619	65,174	65,488	65,368	67,823	66,469
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$15.81	$13.96	$13.47	$11.87	$8.00	$9.97
Value at end of period	$16.58	$15.81	$13.96	$13.47	$11.87	$8.00
Number of accumulation units outstanding at end of period	2,120	2,216	3,598	825	169	1,932
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.07	$12.20	$11.90	$11.14	$9.96	$9.97
Value at end of period	$12.73	$13.07	$12.20	$11.90	$11.14	$9.96
Number of accumulation units outstanding at end of period	20,406	23,798	21,107	17,119	11,511	3,417
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during March 2010)						
Value at beginning of period	$16.21	$14.04	$14.24	$12.51		
Value at end of period	$18.08	$16.21	$14.04	$14.24		
Number of accumulation units outstanding at end of period	4,856	4,525	3,479	176		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$16.58	$14.58	$14.09	$12.10		
Value at end of period	$21.73	$16.58	$14.58	$14.09		
Number of accumulation units outstanding at end of period	197	150	111	65		
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$11.85	$10.32	$10.14	$9.10	$7.72	
Value at end of period	$15.54	$11.85	$10.32	$10.14	$9.10	
Number of accumulation units outstanding at end of period	1,437	1,076	0	2,086	1,880	
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during April 2013)						
Value at beginning of period	$19.35					
Value at end of period	$23.99					
Number of accumulation units outstanding at end of period	4					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2013)						
Value at beginning of period	$15.23					
Value at end of period	$17.15					
Number of accumulation units outstanding at end of period	418					

	2013	2012	2011	2010	2009	2008
ING SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.65	$11.93	$11.91	$9.07	$6.97	$9.96
Value at end of period	$18.84	$13.65	$11.93	$11.91	$9.07	$6.97
Number of accumulation units outstanding at end of period	667	668	533	218	196	169
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.53	$11.02	$11.38	$9.21	$7.27	$9.96
Value at end of period	$17.14	$12.53	$11.02	$11.38	$9.21	$7.27
Number of accumulation units outstanding at end of period	15,654	15,994	18,095	18,692	18,412	17,943
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.60	$10.48	$10.63	$9.62	$7.92	$9.92
Value at end of period	$12.56	$11.60	$10.48	$10.63	$9.62	$7.92
Number of accumulation units outstanding at end of period	13,003	17,278	26,643	23,648	27,892	55,546
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.36	$10.09	$10.48	$9.28	$7.43	$9.90
Value at end of period	$13.13	$11.36	$10.09	$10.48	$9.28	$7.43
Number of accumulation units outstanding at end of period	62,777	57,692	64,956	74,277	83,980	91,702
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.30	$9.89	$10.44	$9.18	$7.20	$9.90
Value at end of period	$13.51	$11.30	$9.89	$10.44	$9.18	$7.20
Number of accumulation units outstanding at end of period	189,906	175,400	171,450	159,973	120,313	92,143
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.07	$9.65	$10.25	$8.96	$6.95	$9.88
Value at end of period	$13.57	$11.07	$9.65	$10.25	$8.96	$6.95
Number of accumulation units outstanding at end of period	125,005	105,195	84,891	44,248	39,095	31,225
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.92	$10.94	$10.98	$10.09	$8.67	$9.96
Value at end of period	$12.67	$11.92	$10.94	$10.98	$10.09	$8.67
Number of accumulation units outstanding at end of period	11,565	12,209	15,335	16,626	17,770	20,073
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.08	$10.83	$10.71	$9.71	$8.30	$9.96
Value at end of period	$13.45	$12.08	$10.83	$10.71	$9.71	$8.30
Number of accumulation units outstanding at end of period	647	647	648	1,091	1,040	978
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.27	$9.87	$10.24	$9.12	$7.34	$9.90
Value at end of period	$13.70	$11.27	$9.87	$10.24	$9.12	$7.34
Number of accumulation units outstanding at end of period	14,717	13,808	13,507	13,181	28,573	43,261
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.68	$10.36	$10.49	$9.43	$7.79	$9.93
Value at end of period	$13.53	$11.68	$10.36	$10.49	$9.43	$7.79
Number of accumulation units outstanding at end of period	1,438	2,043	2,024	2,025	2,027	2,030

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.22	$11.62	$11.38	$10.05	$7.59	$9.89
Value at end of period	$16.04	$13.22	$11.62	$11.38	$10.05	$7.59
Number of accumulation units outstanding at end of period	2,980	6,089	2,585	1,203	1,026	4,001
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.90	$11.18	$11.70	$9.16	$6.30	$9.94
Value at end of period	$17.31	$12.90	$11.18	$11.70	$9.16	$6.30
Number of accumulation units outstanding at end of period	36,240	35,465	34,166	44,063	42,804	53,278
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$12.19	$10.48	$10.64	$9.33	$7.74	
Value at end of period	$15.71	$12.19	$10.48	$10.64	$9.33	
Number of accumulation units outstanding at end of period	9,767	6,430	5,265	3,281	418	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.68	$10.74	$10.93	$9.42	$6.64	$9.97
Value at end of period	$17.54	$12.68	$10.74	$10.93	$9.42	$6.64
Number of accumulation units outstanding at end of period	24,373	23,926	22,317	23,352	25,536	23,781
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$9.54	$8.09	$9.30	$8.23	$6.02	$9.92
Value at end of period	$10.84	$9.54	$8.09	$9.30	$8.23	$6.02
Number of accumulation units outstanding at end of period	2,883	3,058	2,464	3,054	2,127	127
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$10.15	$8.60	$9.84	$9.10	$6.93	$9.80
Value at end of period	$12.12	$10.15	$8.60	$9.84	$9.10	$6.93
Number of accumulation units outstanding at end of period	16,401	15,380	10,713	10,580	10,811	10,721
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$12.66	$12.28	$11.53	$10.94	$10.29	
Value at end of period	$12.25	$12.66	$12.28	$11.53	$10.94	
Number of accumulation units outstanding at end of period	898	966	1,063	1,054	977	
INVESCO V.I. AMERICAN FRANCHISE FUND						
(Funds were first received in this option during April 2012)						
Value at beginning of period	$36.08	$37.18				
Value at end of period	$50.21	$36.08				
Number of accumulation units outstanding at end of period	41	38				
INVESCO V.I. CORE EQUITY FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.68	$10.33	$10.41	$9.57	$7.51	$9.88
Value at end of period	$15.00	$11.68	$10.33	$10.41	$9.57	$7.51
Number of accumulation units outstanding at end of period	2,962	2,483	1,405	1,393	1,851	1,635
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$12.25	$10.77	$11.30	$9.07	$7.21	$9.87
Value at end of period	$15.85	$12.25	$10.77	$11.30	$9.07	$7.21
Number of accumulation units outstanding at end of period	9,415	8,880	9,486	9,761	9,116	9,078

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.03	$11.12	$11.45	$9.34	$6.86	$9.95
Value at end of period	$18.24	$13.03	$11.12	$11.45	$9.34	$6.86
Number of accumulation units outstanding at end of period	2,526	2,281	1,799	1,262	785	250
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.55	$12.55	$11.32	$10.54	$8.97	$10.02
Value at end of period	$12.22	$13.55	$12.55	$11.32	$10.54	$8.97
Number of accumulation units outstanding at end of period	6,698	11,695	12,669	7,689	4,913	1,899
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$8.54	$7.68	$10.10	$8.78	$5.06	$9.90
Value at end of period	$8.32	$8.54	$7.68	$10.10	$8.78	$5.06
Number of accumulation units outstanding at end of period	7,955	6,874	6,907	5,641	4,066	1,893
PIONEER HIGH YIELD VCT PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$14.11	$12.25	$12.54	$10.70	$6.71	$9.97
Value at end of period	$15.70	$14.11	$12.25	$12.54	$10.70	$6.71
Number of accumulation units outstanding at end of period	1,851	1,491	1,452	621	633	521
WANGER INTERNATIONAL						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.89	$9.85	$11.61	$9.36	$6.29	$9.89
Value at end of period	$14.44	$11.89	$9.85	$11.61	$9.36	$6.29
Number of accumulation units outstanding at end of period	4,454	3,082	2,694	2,193	1,271	423
WANGER SELECT						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$11.43	$9.72	$11.89	$9.46	$5.73	$9.90
Value at end of period	$15.27	$11.43	$9.72	$11.89	$9.46	$5.73
Number of accumulation units outstanding at end of period	2,745	2,520	2,472	2,118	1,079	804
WANGER USA						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$13.22	$11.10	$11.58	$9.45	$6.69	$9.87
Value at end of period	$17.56	$13.22	$11.10	$11.58	$9.45	$6.69
Number of accumulation units outstanding at end of period	3,899	4,193	1,683	1,209	793	250

TABLE 3
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
AMERICAN FUNDS INSURANCE SERIES® - GROWTH - INCOME FUND										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$15.50	$13.30	$14.38							
Value at end of period	$20.54	$15.50	$13.30							
Number of accumulation units outstanding at end of period	4,671	358	129							

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
AMERICAN FUNDS INSURANCE SERIES® - INTERNATIONAL FUND										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$13.94	$11.91	$13.95	$12.81						
Value at end of period	$16.83	$13.94	$11.91	$13.95						
Number of accumulation units outstanding at end of period	1,294	617	189	290						
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$28.17	$25.68	$24.75	$22.24	$17.89	$26.24	$25.73	$23.83	$22.73	$21.15
Value at end of period	$33.00	$28.17	$25.68	$24.75	$22.24	$17.89	$26.24	$25.73	$23.83	$22.73
Number of accumulation units outstanding at end of period	9,028	13,140	18,061	16,307	25,301	24,307	23,684	22,682	15,736	13,375
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$39.34	$34.05	$35.19	$30.25	$22.46	$39.36	$33.72	$30.41	$26.20	$22.86
Value at end of period	$51.26	$39.34	$34.05	$35.19	$30.25	$22.46	$39.36	$33.72	$30.41	$26.20
Number of accumulation units outstanding at end of period	289,853	599,501	669,377	752,482	799,498	951,230	997,528	1,070,931	1,123,014	940,536
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$27.65	$23.75	$23.70	$20.74	$16.05	$28.19	$27.98	$23.45	$22.32	$20.16
Value at end of period	$35.17	$27.65	$23.75	$23.70	$20.74	$16.05	$28.19	$27.98	$23.45	$22.32
Number of accumulation units outstanding at end of period	106,761	284,914	329,310	393,276	444,585	522,946	640,939	747,830	773,618	899,688
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$23.48	$20.63	$20.74	$16.83	$13.22	$25.21	$20.01	$18.86	$17.96	$17.51
Value at end of period	$31.78	$23.48	$20.63	$20.74	$16.83	$13.22	$25.21	$20.01	$18.86	$17.96
Number of accumulation units outstanding at end of period	91,764	240,743	273,740	290,253	322,942	410,859	447,540	455,288	525,424	609,242
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$19.73	$16.46	$20.02	$17.84	$14.20	$25.46	$21.87	$18.66	$15.79	$14.00
Value at end of period	$25.54	$19.73	$16.46	$20.02	$17.84	$14.20	$25.46	$21.87	$18.66	$15.79
Number of accumulation units outstanding at end of period	18,354	108,738	132,292	158,654	202,521	216,495	253,515	243,289	212,199	334,500
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76	$16.16	$14.96	$12.18
Value at end of period	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76	$16.16	$14.96
Number of accumulation units outstanding at end of period	58,885	82,470	105,950	123,200	165,405	171,052	176,731	182,313	198,335	233,334
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$20.49	$17.74	$18.46	$15.24	$11.32	$15.53	$16.11	$14.06	$13.13	$10.91
Value at end of period	$26.71	$20.49	$17.74	$18.46	$15.24	$11.32	$15.53	$16.11	$14.06	$13.13
Number of accumulation units outstanding at end of period	29,542	39,086	48,787	76,359	58,030	90,747	70,281	74,089	77,831	48,611
ING BALANCED PORTFOLIO										
Value at beginning of period	$33.57	$29.76	$30.39	$26.83	$22.67	$31.77	$30.32	$27.78	$26.84	$24.72
Value at end of period	$38.89	$33.57	$29.76	$30.39	$26.83	$22.67	$31.77	$30.32	$27.78	$26.84
Number of accumulation units outstanding at end of period	63,400	261,914	285,191	313,194	329,103	401,642	571,174	683,158	833,500	929,064
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$22.28	$18.76	$18.49	$14.73	$10.97	$18.82	$17.87	$15.62	$14.66	$11.54
Value at end of period	$30.70	$22.28	$18.76	$18.49	$14.73	$10.97	$18.82	$17.87	$15.62	$14.66
Number of accumulation units outstanding at end of period	41,281	110,232	115,750	107,362	134,657	147,958	158,536	153,595	177,404	123,221
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$15.03	$12.76	$12.27	$11.55	$9.69	$13.69	$12.71	$11.24	$10.39	
Value at end of period	$21.53	$15.03	$12.76	$12.27	$11.55	$9.69	$13.69	$12.71	$11.24	
Number of accumulation units outstanding at end of period	33,609	22,269	27,286	12,099	17,824	58,041	36,106	37,991	37,857	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.32	$9.06	$9.25	$8.20	$6.33	$10.45	$10.67			
Value at end of period	$13.67	$10.32	$9.06	$9.25	$8.20	$6.33	$10.45			
Number of accumulation units outstanding at end of period	79,755	207,621	223,453	226,392	207,658	230,497	224,257			

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.12	$9.68	$10.29	$8.91	$6.71	$9.74				
Value at end of period	$12.50	$12.12	$9.68	$10.29	$8.91	$6.71				
Number of accumulation units outstanding at end of period	73,461	115,251	125,811	129,968	154,656	136,535				
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$13.13	$11.45	$10.53	$8.29	$6.15	$10.07	$12.34	$10.02		
Value at end of period	$13.30	$13.13	$11.45	$10.53	$8.29	$6.15	$10.07	$12.34		
Number of accumulation units outstanding at end of period	134,148	178,507	169,796	176,443	153,117	147,200	132,906	63,152		
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
Value at beginning of period	$12.86	$11.54	$12.20	$10.97	$8.39	$13.92	$13.46	$11.91	$11.55	$10.73
Value at end of period	$17.20	$12.86	$11.54	$12.20	$10.97	$8.39	$13.92	$13.46	$11.91	$11.55
Number of accumulation units outstanding at end of period	36,358	71,795	76,566	85,338	74,855	103,299	94,884	59,333	49,593	86,617
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$11.38	$10.04	$10.39	$8.36	$6.75	$10.32	$10.10	$9.44		
Value at end of period	$15.81	$11.38	$10.04	$10.39	$8.36	$6.75	$10.32	$10.10		
Number of accumulation units outstanding at end of period	14,564	12,765	16,262	34,190	6,544	5,758	757	2,599		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$16.01	$14.07	$15.92	$12.49	$9.04	$14.97	$13.18	$11.86	$10.27	
Value at end of period	$21.61	$16.01	$14.07	$15.92	$12.49	$9.04	$14.97	$13.18	$11.86	
Number of accumulation units outstanding at end of period	57,350	69,418	78,983	90,700	66,006	62,806	57,963	62,389	17,854	
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.98	$13.99	$13.59	$11.82	$9.79	$11.68	$10.82	$10.05	$9.89	
Value at end of period	$14.27	$14.98	$13.99	$13.59	$11.82	$9.79	$11.68	$10.82	$10.05	
Number of accumulation units outstanding at end of period	121,288	285,888	378,789	416,414	391,756	474,155	570,667	438,534	470,645	
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.36	$11.78	$13.06	$10.82	$7.93	$13.54	$9.69			
Value at end of period	$12.81	$11.36	$11.78	$13.06	$10.82	$7.93	$13.54			
Number of accumulation units outstanding at end of period	77,529	195,117	224,977	299,898	423,672	369,261	355,497			
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.24	$24.57	$24.83	$21.91	$16.95	$27.39	$25.69	$22.67	$21.12	$19.63
Value at end of period	$36.62	$28.24	$24.57	$24.83	$21.91	$16.95	$27.39	$25.69	$22.67	$21.12
Number of accumulation units outstanding at end of period	849,857	1,674,674	1,982,828	2,190,981	2,430,699	3,039,549	3,547,040	4,131,305	4,723,188	5,523,035
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$23.27	$20.48	$20.66	$18.26	$14.93	$23.96	$22.99	$20.22	$19.33	$17.61
Value at end of period	$30.70	$23.27	$20.48	$20.66	$18.26	$14.93	$23.96	$22.99	$20.22	$19.33
Number of accumulation units outstanding at end of period	184,740	397,742	462,228	514,030	624,514	726,462	843,205	1,000,569	961,693	1,062,735
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$27.39	$23.45	$23.90	$19.75	$15.11	$24.38	$23.29	$21.44	$19.43	$16.79
Value at end of period	$36.59	$27.39	$23.45	$23.90	$19.75	$15.11	$24.38	$23.29	$21.44	$19.43
Number of accumulation units outstanding at end of period	79,262	294,516	316,940	346,852	396,879	444,441	511,880	578,989	699,184	762,456
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$18.69	$16.75	$17.00	$13.95	$11.25	$17.07	$18.34	$16.23	$15.20	$12.54
Value at end of period	$26.47	$18.69	$16.75	$17.00	$13.95	$11.25	$17.07	$18.34	$16.23	$15.20
Number of accumulation units outstanding at end of period	50,137	127,560	153,338	178,311	203,558	236,948	291,054	379,835	491,005	472,530

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$27.97	$25.76	$24.13	$22.14	$19.99	$22.01	$20.91	$20.25	$19.78	$19.00
Value at end of period	$27.73	$27.97	$25.76	$24.13	$22.14	$19.99	$22.01	$20.91	$20.25	$19.78
Number of accumulation units outstanding at end of period	210,958	412,751	443,086	588,933	669,888	922,894	1,009,896	955,127	1,039,871	1,071,475
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.28	$7.03	$8.06	$7.53	$5.94	$9.98				
Value at end of period	$9.98	$8.28	$7.03	$8.06	$7.53	$5.94				
Number of accumulation units outstanding at end of period	69,420	193,560	169,945	164,291	264,084	34,636				
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$13.82	$11.68	$13.84	$13.60	$10.78	$18.97	$16.85	$13.11	$12.07	$10.36
Value at end of period	$16.63	$13.82	$11.68	$13.84	$13.60	$10.78	$18.97	$16.85	$13.11	$12.07
Number of accumulation units outstanding at end of period	34,291	69,058	78,372	92,772	196,239	274,451	270,524	302,402	227,188	168,356
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$14.98	$12.72	$13.09	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73
Value at end of period	$20.07	$14.98	$12.72	$13.09	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43
Number of accumulation units outstanding at end of period	30,971	44,099	50,606	55,406	65,823	120,704	144,572	170,750	187,238	228,373
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.00	$12.51	$12.74	$11.43	$9.38	$12.34	$12.00	$10.73	$9.99	
Value at end of period	$17.36	$14.00	$12.51	$12.74	$11.43	$9.38	$12.34	$12.00	$10.73	
Number of accumulation units outstanding at end of period	118,535	293,689	394,180	453,917	517,740	614,577	657,606	856,791	934,232	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$13.25	$11.65	$12.00	$10.75	$8.74	$12.99	$12.76	$11.08	$10.88	
Value at end of period	$17.61	$13.25	$11.65	$12.00	$10.75	$8.74	$12.99	$12.76	$11.08	
Number of accumulation units outstanding at end of period	9,395	39,501	48,307	52,497	55,299	70,979	74,360	85,163	80,720	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$23.50	$19.87	$24.50	$20.52	$12.05	$24.92	$18.13	$13.45	$9.83	
Value at end of period	$21.98	$23.50	$19.87	$24.50	$20.52	$12.05	$24.92	$18.13	$13.45	
Number of accumulation units outstanding at end of period	173,676	261,785	238,093	409,681	338,693	297,377	329,486	280,745	125,410	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$21.89	$18.38	$18.19	$14.90	$11.95	$17.98	$17.70	$15.30	$14.21	$11.87
Value at end of period	$28.58	$21.89	$18.38	$18.19	$14.90	$11.95	$17.98	$17.70	$15.30	$14.21
Number of accumulation units outstanding at end of period	24,299	37,382	47,476	39,117	46,483	81,613	109,611	101,689	79,289	106,479
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.32	$13.85	$14.15	$11.25	$8.90	$12.80	$13.12	$11.33	$10.92	
Value at end of period	$22.51	$16.32	$13.85	$14.15	$11.25	$8.90	$12.80	$13.12	$11.33	
Number of accumulation units outstanding at end of period	10,406	3,409	7,404	18,124	10,393	10,289	10,550	21,119	1,413	
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.14	$10.35	$10.32							
Value at end of period	$15.77	$12.14	$10.35							
Number of accumulation units outstanding at end of period	104,168	223,326	266,700							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19	$9.40			
Value at end of period	$12.83	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19			
Number of accumulation units outstanding at end of period	193,893	357,422	358,080	235,951	226,770	402,658	438,108			

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$13.26	$11.87	$12.16	$10.23	$7.99	$13.48	$11.90	$11.42	$10.99	
Value at end of period	$17.83	$13.26	$11.87	$12.16	$10.23	$7.99	$13.48	$11.90	$11.42	
Number of accumulation units outstanding at end of period	3,077	26,183	69,538	64,732	98,866	88,942	81,315	30,457	10,903	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$16.01	$14.51	$14.39	$13.20	$11.28	$14.63	$14.17	$12.76	$12.49	$11.33
Value at end of period	$18.85	$16.01	$14.51	$14.39	$13.20	$11.28	$14.63	$14.17	$12.76	$12.49
Number of accumulation units outstanding at end of period	45,910	42,950	46,239	62,984	80,831	83,774	89,734	81,055	105,539	91,791
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.51	$18.24	$17.28	$15.31	$11.62	$18.79	$14.86	$11.45	$10.07	
Value at end of period	$24.47	$20.51	$18.24	$17.28	$15.31	$11.62	$18.79	$14.86	$11.45	
Number of accumulation units outstanding at end of period	48,087	67,977	104,755	100,132	98,842	143,479	171,327	65,924	21,628	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26	$11.46	$10.46	$9.45
Value at end of period	$25.22	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26	$11.46	$10.46
Number of accumulation units outstanding at end of period	70,324	61,143	74,674	84,721	27,425	40,315	46,632	24,746	25,740	22,194
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$16.03	$16.15	$16.27	$16.35	$16.42	$16.11	$15.44	$14.83	$14.51	$14.46
Value at end of period	$15.92	$16.03	$16.15	$16.27	$16.35	$16.42	$16.11	$15.44	$14.83	$14.51
Number of accumulation units outstanding at end of period	103,642	502,721	662,252	593,087	891,666	1,593,208	1,597,815	1,377,938	947,243	1,029,619
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83	$9.50		
Value at end of period	$14.16	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83		
Number of accumulation units outstanding at end of period	5,739	12,569	15,314	28,539	19,958	19,482	42,778	3,381		
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.09	$12.50	$13.70	$11.90	$8.59	$14.49	$13.70	$11.70	$10.02	
Value at end of period	$19.04	$15.09	$12.50	$13.70	$11.90	$8.59	$14.49	$13.70	$11.70	
Number of accumulation units outstanding at end of period	295,852	932,479	1,071,061	1,195,014	1,328,170	1,640,129	1,838,174	2,114,069	2,419,449	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$17.61	$15.56	$15.01	$13.24	$8.93	$11.61	$11.37	$10.52	$10.40	
Value at end of period	$18.46	$17.61	$15.56	$15.01	$13.24	$8.93	$11.61	$11.37	$10.52	
Number of accumulation units outstanding at end of period	63,891	117,172	111,941	114,611	156,647	59,201	63,539	113,284	84,185	
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$16.94	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65	$11.50	$11.10
Value at end of period	$16.50	$16.94	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65	$11.50
Number of accumulation units outstanding at end of period	170,398	577,113	615,323	788,363	775,911	584,272	456,745	390,618	332,103	237,732
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$17.44	$15.12	$15.34	$12.99	$7.83	$11.18	$10.61	$10.18		
Value at end of period	$19.44	$17.44	$15.12	$15.34	$12.99	$7.83	$11.18	$10.61		
Number of accumulation units outstanding at end of period	73,258	61,741	61,916	62,136	77,022	18,821	23,809	1,931		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.55	$14.56	$14.08	$12.58	$10.71					
Value at end of period	$21.68	$16.55	$14.56	$14.08	$12.58					
Number of accumulation units outstanding at end of period	33,951	42,242	28,094	5,023	8,263					

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.61	$9.25	$9.09	$8.16	$6.65	$8.98				
Value at end of period	$13.91	$10.61	$9.25	$9.09	$8.16	$6.65				
Number of accumulation units outstanding at end of period	25,240	83,101	59,256	202,137	219,742	96,189				
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$17.88	$15.59	$16.06	$12.86	$11.42					
Value at end of period	$23.93	$17.88	$15.59	$16.06	$12.86					
Number of accumulation units outstanding at end of period	30,738	38,177	30,613	17,357	1,978					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.60	$9.99	$10.26	$8.25	$5.93	$9.07				
Value at end of period	$15.46	$11.60	$9.99	$10.26	$8.25	$5.93				
Number of accumulation units outstanding at end of period	22,595	42,374	35,053	10,172	16,385	4,932				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.07	$10.48	$10.99	$8.76	$6.97	$10.00				
Value at end of period	$16.62	$12.07	$10.48	$10.99	$8.76	$6.97				
Number of accumulation units outstanding at end of period	15,658	44,512	42,269	22,185	12,920	5,072				
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13	$8.18	$7.55	$6.90
Value at end of period	$17.51	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13	$8.18	$7.55
Number of accumulation units outstanding at end of period	28,188	40,737	43,514	59,137	23,568	31,738	26,639	21,695	6,050	122,293
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$36.16	$31.82	$32.87	$26.63	$21.03	$30.74	$29.24	$25.23	$23.05	$20.30
Value at end of period	$49.45	$36.16	$31.82	$32.87	$26.63	$21.03	$30.74	$29.24	$25.23	$23.05
Number of accumulation units outstanding at end of period	41,912	83,349	83,517	89,437	104,933	122,457	143,123	249,132	265,147	306,182
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.98	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72	$10.48	
Value at end of period	$14.05	$12.98	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72	
Number of accumulation units outstanding at end of period	17,924	80,947	202,320	242,892	236,773	181,409	61,315	44,081	3,046	
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94	$10.99	
Value at end of period	$14.70	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94	
Number of accumulation units outstanding at end of period	11,645	117,022	98,107	103,407	95,650	79,098	124,041	47,667	10,100	
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58	$11.29		
Value at end of period	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58		
Number of accumulation units outstanding at end of period	28,859	160,783	125,547	112,511	109,326	62,190	50,319	7,054		
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92	$11.62		
Value at end of period	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92		
Number of accumulation units outstanding at end of period	31,069	33,701	23,196	19,721	64,572	59,615	69,815	12,894		
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.07	$11.99	$12.04	$11.07	$9.52	$11.51	$11.02	$10.44		
Value at end of period	$13.88	$13.07	$11.99	$12.04	$11.07	$9.52	$11.51	$11.02		
Number of accumulation units outstanding at end of period	58,817	80,371	75,396	56,707	111,465	123,431	85,586	14,454		

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$22.50	$20.19	$19.98	$18.12	$15.49	$20.42	$19.45	$18.08	$17.54	$16.37
Value at end of period	$25.04	$22.50	$20.19	$19.98	$18.12	$15.49	$20.42	$19.45	$18.08	$17.54
Number of accumulation units outstanding at end of period	20,619	14,848	21,525	44,516	26,907	25,743	48,084	42,630	44,621	39,677
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$22.30	$19.54	$20.28	$18.07	$14.54	$22.91	$21.97	$19.56	$18.56	$16.69
Value at end of period	$27.09	$22.30	$19.54	$20.28	$18.07	$14.54	$22.91	$21.97	$19.56	$18.56
Number of accumulation units outstanding at end of period	76,440	110,366	109,349	120,592	116,615	123,173	118,507	128,556	128,492	167,875
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$22.25	$19.73	$19.99	$17.98	$14.87	$21.55	$20.58	$18.65	$17.95	$16.41
Value at end of period	$25.74	$22.25	$19.73	$19.99	$17.98	$14.87	$21.55	$20.58	$18.65	$17.95
Number of accumulation units outstanding at end of period	49,388	44,135	51,492	39,293	58,434	71,745	47,232	59,958	66,485	101,618
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$16.16	$14.22	$13.93	$12.31	$9.30	$12.93	$12.48	$10.97	$10.58	
Value at end of period	$19.60	$16.16	$14.22	$13.93	$12.31	$9.30	$12.93	$12.48	$10.97	
Number of accumulation units outstanding at end of period	571,858	573,862	564,443	567,049	622,326	610,141	446,484	285,151	65,688	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.65	$13.58	$14.20	$11.14	$7.66	$13.58	$12.07	$11.14	$9.94	
Value at end of period	$20.99	$15.65	$13.58	$14.20	$11.14	$7.66	$13.58	$12.07	$11.14	
Number of accumulation units outstanding at end of period	147,893	429,622	486,265	499,361	538,382	608,110	631,685	837,703	1,021,434	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$17.96	$15.44	$15.69	$13.75	$11.09	$17.37	$16.98	$14.37	$13.93	$12.22
Value at end of period	$23.12	$17.96	$15.44	$15.69	$13.75	$11.09	$17.37	$16.98	$14.37	$13.93
Number of accumulation units outstanding at end of period	83,259	167,446	182,881	197,442	260,913	190,852	235,323	210,382	254,297	110,302
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$30.18	$25.58	$26.05	$22.46	$15.83	$27.59	$25.30	$22.50	$21.35	$19.55
Value at end of period	$41.72	$30.18	$25.58	$26.05	$22.46	$15.83	$27.59	$25.30	$22.50	$21.35
Number of accumulation units outstanding at end of period	87,774	143,661	161,435	174,884	197,314	236,010	260,428	325,715	344,626	413,855
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35	$12.47	$10.25	
Value at end of period	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35	$12.47	
Number of accumulation units outstanding at end of period	17,947	41,966	61,479	65,389	98,497	115,130	136,567	82,641	15,884	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.21	$7.81	$8.94	$8.27	$6.31	$10.20				
Value at end of period	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31				
Number of accumulation units outstanding at end of period	191,263	480,484	314,159	325,901	408,574	431,716				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.41	$12.04	$11.31	$10.74	$10.22	$9.97				
Value at end of period	$12.00	$12.41	$12.04	$11.31	$10.74	$10.22				
Number of accumulation units outstanding at end of period	22,576	35,902	150,323	74,414	47,303	8,792				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$36.06	$37.18								
Value at end of period	$50.16	$36.06								
Number of accumulation units outstanding at end of period	9,111	15,747								

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35	$8.93	$8.55	$7.90
Value at end of period	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35	$8.93	$8.55
Number of accumulation units outstanding at end of period	23,447	47,884	69,984	70,510	60,544	54,586	83,135	103,106	60,142	70,644
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29	$13.73	$12.78	$10.38
Value at end of period	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29	$13.73	$12.78
Number of accumulation units outstanding at end of period	20,387	57,406	75,290	98,967	111,302	145,109	177,198	199,991	297,358	226,937
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43	$11.76	$11.48	
Value at end of period	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43	$11.76	
Number of accumulation units outstanding at end of period	23,736	37,590	34,671	51,040	41,146	40,404	41,208	42,907	1,820	
PIMCO VIT REAL RETURN PORTFOLIO										
Value at beginning of period	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97	$10.96	$10.82	$10.25
Value at end of period	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97	$10.96	$10.82
Number of accumulation units outstanding at end of period	105,332	457,803	432,995	434,118	603,610	463,820	359,001	207,501	131,690	48,252
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.93	$8.03	$10.56	$9.18	$5.30	$12.77	$10.25			
Value at end of period	$8.68	$8.93	$8.03	$10.56	$9.18	$5.30	$12.77			
Number of accumulation units outstanding at end of period	67,458	136,580	76,838	347,364	228,958	136,806	154,110			
PIONEER HIGH YIELD VCT PORTFOLIO										
Value at beginning of period	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64	$10.81	$10.68	$10.39
Value at end of period	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64	$10.81	$10.68
Number of accumulation units outstanding at end of period	9,756	16,835	12,456	21,636	28,793	24,501	85,813	24,170	12,345	20,207
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51	$10.15			
Value at end of period	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51			
Number of accumulation units outstanding at end of period	94,575	110,335	138,362	147,941	144,516	51,353	83,589			
WANGER SELECT										
Value at beginning of period	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91	$12.55	$11.45	$10.26
Value at end of period	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91	$12.55	$11.45
Number of accumulation units outstanding at end of period	96,880	141,336	147,362	178,655	184,110	180,057	221,235	116,469	42,284	21,769
WANGER USA										
Value at beginning of period	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73	$12.82	$11.61	$9.99
Value at end of period	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73	$12.82	$11.61
Number of accumulation units outstanding at end of period	30,571	41,243	39,442	47,484	25,891	23,346	25,521	35,414	41,877	8,397

TABLE 4
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$21.83	$18.90	$19.54	$16.81	$12.48	$21.89	$18.77	$16.93	$14.60	$12.74
Value at end of period	$28.43	$21.83	$18.90	$19.54	$16.81	$12.48	$21.89	$18.77	$16.93	$14.60
Number of accumulation units outstanding at end of period	46,084	45,967	49,403	49,556	46,297	38,021	41,079	96,426	82,725	64,656
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.71	$13.50	$13.48	$11.80	$9.13	$16.06	$15.94	$13.37	$12.73	$11.51
Value at end of period	$19.97	$15.71	$13.50	$13.48	$11.80	$9.13	$16.06	$15.94	$13.37	$12.73
Number of accumulation units outstanding at end of period	1,511	1,468	6,112	9,498	6,963	6,415	5,558	6,091	7,107	11,078
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$14.11	$12.40	$12.47	$10.13	$7.96	$15.18	$12.05	$11.37	$10.83	$10.56
Value at end of period	$19.08	$14.11	$12.40	$12.47	$10.13	$7.96	$15.18	$12.05	$11.37	$10.83
Number of accumulation units outstanding at end of period	8,024	13,605	14,503	11,760	10,084	9,784	25,833	7,415	8,686	16,517
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.67	$11.41	$13.89	$12.38	$9.86	$17.69	$15.20	$12.98	$10.99	$9.75
Value at end of period	$17.69	$13.67	$11.41	$13.89	$12.38	$9.86	$17.69	$15.20	$12.98	$10.99
Number of accumulation units outstanding at end of period	1,867	1,850	2,227	2,099	989	709	405	721	613	161
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71	$16.12	$14.94	$12.17
Value at end of period	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71	$16.12	$14.94
Number of accumulation units outstanding at end of period	702	654	2,738	4,070	4,315	3,564	1,410	828	399	95
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.38	$17.65	$18.38	$15.18	$12.36					
Value at end of period	$26.55	$20.38	$17.65	$18.38	$15.18					
Number of accumulation units outstanding at end of period	9,462	8,612	5,675	3,545	282					
ING BALANCED PORTFOLIO										
Value at beginning of period	$15.83	$14.04	$14.34	$12.67	$10.71	$15.02	$14.34	$13.14	$12.71	$11.71
Value at end of period	$18.32	$15.83	$14.04	$14.34	$12.67	$10.71	$15.02	$14.34	$13.14	$12.71
Number of accumulation units outstanding at end of period	6,427	2,312	4,307	4,374	4,211	14,488	14,159	13,782	11,909	12,329
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83	$15.59	$14.64	$11.53
Value at end of period	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83	$15.59	$14.64
Number of accumulation units outstanding at end of period	11,855	5,442	3,736	8,734	7,463	5,423	3,195	759	416	503
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$14.97	$12.71	$12.23	$11.53	$9.68	$11.90				
Value at end of period	$21.44	$14.97	$12.71	$12.23	$11.53	$9.68				
Number of accumulation units outstanding at end of period	513	346	325	302	289	289				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.29	$9.04	$9.23	$8.19	$6.32	$10.44	$10.67			
Value at end of period	$13.62	$10.29	$9.04	$9.23	$8.19	$6.32	$10.44			
Number of accumulation units outstanding at end of period	4,129	4,130	4,129	4,130	4,130	4,131	3,241			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.09	$9.67	$10.27	$8.90	$6.71	$9.74				
Value at end of period	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71				
Number of accumulation units outstanding at end of period	29,195	24,079	23,997	14,623	11,201	8,860				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34	$12.62		
Value at end of period	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34		
Number of accumulation units outstanding at end of period	5,138	6,745	1,605	3,425	3,316	5,498	2,207	233		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$11.34	$10.01	$10.91							
Value at end of period	$15.75	$11.34	$10.01							
Number of accumulation units outstanding at end of period	3,631	2,795	2,338							
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.94	$14.02	$15.87	$12.46	$9.03	$14.56				
Value at end of period	$21.52	$15.94	$14.02	$15.87	$12.46	$9.03				
Number of accumulation units outstanding at end of period	1,538	1,511	1,104	1,885	2,621	3,167				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.92	$13.94	$13.55	$11.79	$9.77	$11.66	$10.81	$10.05	$9.90	
Value at end of period	$14.21	$14.92	$13.94	$13.55	$11.79	$9.77	$11.66	$10.81	$10.05	
Number of accumulation units outstanding at end of period	6,968	6,058	2,746	3,103	4,523	4,003	134	134	1,339	
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.32	$11.75	$13.04	$10.80	$7.92	$13.53	$9.69			
Value at end of period	$12.76	$11.32	$11.75	$13.04	$10.80	$7.92	$13.53			
Number of accumulation units outstanding at end of period	10,804	11,094	17,482	12,699	12,299	6,840	4,606			
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$11.32	$9.86	$9.96	$8.80	$6.81	$11.01	$10.33	$9.12	$8.50	$7.91
Value at end of period	$14.67	$11.32	$9.86	$9.96	$8.80	$6.81	$11.01	$10.33	$9.12	$8.50
Number of accumulation units outstanding at end of period	10,271	9,238	7,589	5,835	39,726	39,015	36,751	38,134	33,368	36,333
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$13.50	$11.89	$11.99	$10.61	$8.68	$13.93	$13.37	$11.77	$11.25	$10.26
Value at end of period	$17.80	$13.50	$11.89	$11.99	$10.61	$8.68	$13.93	$13.37	$11.77	$11.25
Number of accumulation units outstanding at end of period	11,634	11,748	9,524	7,148	15,034	12,887	9,471	8,421	7,605	19,914
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$28.40	$24.32	$24.80	$20.51	$15.69	$25.34	$24.21	$22.30	$20.23	$17.49
Value at end of period	$37.90	$28.40	$24.32	$24.80	$20.51	$15.69	$25.34	$24.21	$22.30	$20.23
Number of accumulation units outstanding at end of period	7,315	8,380	7,982	6,637	9,104	7,636	8,964	32,878	30,048	27,766
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$20.01	$17.95	$18.23	$14.96	$12.08	$18.33	$19.70	$17.45	$16.34	$13.49
Value at end of period	$28.33	$20.01	$17.95	$18.23	$14.96	$12.08	$18.33	$19.70	$17.45	$16.34
Number of accumulation units outstanding at end of period	9,816	11,254	18,679	15,779	15,807	12,416	9,759	9,972	15,807	14,221
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$19.92	$18.36	$17.21	$15.79	$14.27	$15.72	$14.94	$14.47	$14.14	$13.60
Value at end of period	$19.74	$19.92	$18.36	$17.21	$15.79	$14.27	$15.72	$14.94	$14.47	$14.14
Number of accumulation units outstanding at end of period	2,091	3,089	881	498	452	708	708	738	1,754	1,182
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.26	$7.02	$8.05	$7.53	$6.92					
Value at end of period	$9.96	$8.26	$7.02	$8.05	$7.53					
Number of accumulation units outstanding at end of period	10,834	8,439	5,395	2,541	11,379					

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$13.74	$11.62	$13.77	$13.54	$10.74	$18.91	$16.80	$13.08	$12.05	$10.35
Value at end of period	$16.53	$13.74	$11.62	$13.77	$13.54	$10.74	$18.91	$16.80	$13.08	$12.05
Number of accumulation units outstanding at end of period	1,487	1,339	1,130	5,424	5,126	4,521	8,703	39,109	25,888	18,768
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65	$12.74	$12.41	$10.72
Value at end of period	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65	$12.74	$12.41
Number of accumulation units outstanding at end of period	27	0	0	0	0	0	34	1,128	624	2,753
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99	$10.73	$9.81	
Value at end of period	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99	$10.73	
Number of accumulation units outstanding at end of period	289	286	429	429	429	587	588	2,975	5,387	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$13.20	$12.55								
Value at end of period	$17.53	$13.20								
Number of accumulation units outstanding at end of period	933	479								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$23.41	$19.81	$24.43	$20.47	$12.03	$10.87				
Value at end of period	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03				
Number of accumulation units outstanding at end of period	13,209	8,810	5,531	2,532	1,244	984				
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.77	$18.29	$18.11	$16.61						
Value at end of period	$28.41	$21.77	$18.29	$18.11						
Number of accumulation units outstanding at end of period	13,108	8,096	2,454	489						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.26	$13.81	$14.11	$13.42						
Value at end of period	$22.41	$16.26	$13.81	$14.11						
Number of accumulation units outstanding at end of period	10,584	2,945	1,351	19						
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.12	$10.35	$10.32							
Value at end of period	$15.75	$12.12	$10.35							
Number of accumulation units outstanding at end of period	34,178	22,444	12,268							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.84	$8.65	$8.42	$7.11	$6.36	$9.18	$9.40			
Value at end of period	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36	$9.18			
Number of accumulation units outstanding at end of period	27,127	20,627	21,532	10,268	12,095	15,948	22,555			
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.21	$11.83	$12.13	$10.20	$7.97	$13.47	$12.48			
Value at end of period	$17.76	$13.21	$11.83	$12.13	$10.20	$7.97	$13.47			
Number of accumulation units outstanding at end of period	0	2,749	2,319	1,828	1,331	3,144	295			
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.93	$14.44	$14.33	$13.15	$11.24	$14.60	$14.15	$12.74	$12.48	$12.22
Value at end of period	$18.75	$15.93	$14.44	$14.33	$13.15	$11.24	$14.60	$14.15	$12.74	$12.48
Number of accumulation units outstanding at end of period	15,942	13,033	10,021	7,543	5,614	4,242	2,983	2,065	2,065	1,012

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$20.44	$18.18	$17.23	$15.28	$11.60	$18.76	$15.93			
Value at end of period	$24.36	$20.44	$18.18	$17.23	$15.28	$11.60	$18.76			
Number of accumulation units outstanding at end of period	4,040	1,341	1,998	1,113	1,113	1,113	991			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$19.14	$16.90	$17.12	$13.24	$9.44	$15.25	$12.23	$11.43	$10.44	$9.44
Value at end of period	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44	$15.25	$12.23	$11.43	$10.44
Number of accumulation units outstanding at end of period	6,419	8,462	6,419	2,868	589	446	947	529	558	3,912
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$12.93	$13.03	$13.13	$13.20	$13.27	$13.03	$12.49	$12.00	$11.75	$11.71
Value at end of period	$12.83	$12.93	$13.03	$13.13	$13.20	$13.27	$13.03	$12.49	$12.00	$11.75
Number of accumulation units outstanding at end of period	40,511	57,059	44,856	40,070	9,999	6,519	4,906	9,399	5,598	4,345
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69	$11.70	$9.73	
Value at end of period	$18.96	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69	$11.70	
Number of accumulation units outstanding at end of period	12,613	10,634	14,525	10,976	11,043	10,499	17,453	38,274	42,918	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.54	$15.51	$14.97	$13.21	$8.91	$11.07				
Value at end of period	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91				
Number of accumulation units outstanding at end of period	5,582	4,323	458	598	246	97				
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.85	$15.75	$15.37	$14.41	$12.36					
Value at end of period	$16.40	$16.85	$15.75	$15.37	$14.41					
Number of accumulation units outstanding at end of period	15,856	15,184	8,356	4,880	551					
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$17.38	$15.08	$15.31	$12.97	$7.82	$10.74				
Value at end of period	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82				
Number of accumulation units outstanding at end of period	5,786	2,141	2,402	990	798	95				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$10.59	$9.71								
Value at end of period	$13.87	$10.59								
Number of accumulation units outstanding at end of period	554	877								
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$17.84	$15.57	$16.05	$15.02						
Value at end of period	$23.88	$17.84	$15.57	$16.05						
Number of accumulation units outstanding at end of period	419	235	344	198						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.04	$10.46	$10.98	$10.09						
Value at end of period	$16.58	$12.04	$10.46	$10.98						
Number of accumulation units outstanding at end of period	13,871	12,894	961	535						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$12.61	$11.04	$11.03	$8.40	$6.46	$9.95	$9.11	$8.84		
Value at end of period	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46	$9.95	$9.11		
Number of accumulation units outstanding at end of period	13,157	14,651	8,599	5,914	4,167	9,679	10,221	317		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$24.85	$21.87	$22.61	$18.33	$14.48	$21.17	$20.16	$17.39	$15.90	$14.01
Value at end of period	$33.96	$24.85	$21.87	$22.61	$18.33	$14.48	$21.17	$20.16	$17.39	$15.90
Number of accumulation units outstanding at end of period	73	70	794	1,308	1,519	1,079	10,938	30,888	21,146	23,143
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$13.65									
Value at end of period	$13.81									
Number of accumulation units outstanding at end of period	2,230									
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97	$10.86	
Value at end of period	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97	
Number of accumulation units outstanding at end of period	32,863	25,799	21,838	17,946	13,598	9,426	3,175	796	409	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.59	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06	$11.14	$9.49	
Value at end of period	$20.90	$15.59	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06	$11.14	
Number of accumulation units outstanding at end of period	5,993	8,844	15,122	11,431	10,529	6,675	6,327	5,552	2,044	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$17.78	$15.07	$15.36	$13.25	$9.34	$16.29	$14.94	$13.30	$12.62	$11.57
Value at end of period	$24.56	$17.78	$15.07	$15.36	$13.25	$9.34	$16.29	$14.94	$13.30	$12.62
Number of accumulation units outstanding at end of period	5,476	8,302	7,270	3,989	3,141	2,659	2,212	2,168	1,950	1,745
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47	$12.41	
Value at end of period	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47	
Number of accumulation units outstanding at end of period	3,175	2,779	4,393	3,741	3,514	3,167	1,904	1,619	42	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.19	$7.79	$8.93	$8.27	$6.31	$10.20				
Value at end of period	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31				
Number of accumulation units outstanding at end of period	2,855	4,512	3,905	2,512	1,505	6,775				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.38	$12.36	$11.30	$10.97						
Value at end of period	$11.97	$12.38	$12.02	$11.30						
Number of accumulation units outstanding at end of period	1,423	674	0	24						
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$36.05	$37.18								
Value at end of period	$50.12	$36.05								
Number of accumulation units outstanding at end of period	3	3								
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$11.87	$10.51	$10.60	$9.75	$7.66	$11.05	$10.31	$8.90	$8.52	$7.88
Value at end of period	$15.22	$11.87	$10.51	$10.60	$9.75	$7.66	$11.05	$10.31	$8.90	$8.52
Number of accumulation units outstanding at end of period	15	15	15	15	15	15	15	221	307	1,351
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25	$13.70	$12.76	$10.37
Value at end of period	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25	$13.70	$12.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	842	576	971	474	1,002

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$15.34	$13.11	$13.51	$12.41						
Value at end of period	$21.46	$15.34	$13.11	$13.51						
Number of accumulation units outstanding at end of period	0	0	33	351						
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$16.75									
Value at end of period	$15.01									
Number of accumulation units outstanding at end of period	783									
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77	$11.70			
Value at end of period	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77			
Number of accumulation units outstanding at end of period	3,966	3,344	14,392	18,878	15,624	8,686	4,799			
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	$10.81			
Value at end of period	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51			
Number of accumulation units outstanding at end of period	21,648	17,459	14,648	7,570	4,417	1,595	691			
WANGER USA										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$16.88	$14.69								
Value at end of period	$22.40	$16.88								
Number of accumulation units outstanding at end of period	0	211								

TABLE 5
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$12.62	$10.93	$11.32	$9.74	$7.24	$12.72	$10.91	$10.17
Value at end of period	$16.41	$12.62	$10.93	$11.32	$9.74	$7.24	$12.72	$10.91
Number of accumulation units outstanding at end of period	0	0	0	2,584	2,586	2,364	2,363	2,364
ING BALANCED PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$11.78	$10.46	$10.69	$9.46	$8.00	$11.23	$10.73	$10.12
Value at end of period	$13.62	$11.78	$10.46	$10.69	$9.46	$8.00	$11.23	$10.73
Number of accumulation units outstanding at end of period	504	505	506	4,728	4,725	4,730	4,730	4,733
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$12.52	$10.94	$10.08	$7.95	$5.90	$9.68	$11.88	$10.31
Value at end of period	$12.66	$12.52	$10.94	$10.08	$7.95	$5.90	$9.68	$11.88
Number of accumulation units outstanding at end of period	0	0	336	337	0	0	0	280

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006
ING COLUMBIA CONTRARIAN CORE PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$10.49	$9.43	$9.98	$8.99	$6.89	$11.44	$11.50	
Value at end of period	$14.00	$10.49	$9.43	$9.98	$8.99	$6.89	$11.44	
Number of accumulation units outstanding at end of period	0	0	0	2,709	2,708	901	901	
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during November 2006)								
Value at beginning of period	$14.46	$13.52	$13.16	$11.46	$9.51	$11.36	$10.54	$10.42
Value at end of period	$13.76	$14.46	$13.52	$13.16	$11.46	$9.51	$11.36	$10.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	826	826	826
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during January 2012)								
Value at beginning of period	$11.25	$12.12						
Value at end of period	$12.67	$11.25						
Number of accumulation units outstanding at end of period	212	212						
ING GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$12.05	$10.50	$10.63	$9.39	$7.28	$11.78	$11.06	$10.22
Value at end of period	$15.61	$12.05	$10.50	$10.63	$9.39	$7.28	$11.78	$11.06
Number of accumulation units outstanding at end of period	1,849	1,933	2,015	7,550	7,644	2,279	2,396	2,486
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$12.75	$10.93	$11.16	$9.24	$7.08	$11.44	$10.94	$10.18
Value at end of period	$17.01	$12.75	$10.93	$11.16	$9.24	$7.08	$11.44	$10.94
Number of accumulation units outstanding at end of period	0	0	0	0	293	293	294	2,093
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$11.22	$10.08	$10.24	$8.41	$6.80	$10.33	$11.11	$10.24
Value at end of period	$15.87	$11.22	$10.08	$10.24	$8.41	$6.80	$10.33	$11.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,552
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$13.58	$12.53	$11.75	$10.80	$9.77	$10.77	$10.25	$10.05
Value at end of period	$13.44	$13.58	$12.53	$11.75	$10.80	$9.77	$10.77	$10.25
Number of accumulation units outstanding at end of period	1,160	1,220	1,279	1,349	1,411	1,470	2,390	2,454
ING MFS UTILITIES PORTFOLIO								
(Funds were first received in this option during January 2012)								
Value at beginning of period	$15.84	$14.15						
Value at end of period	$18.86	$15.84						
Number of accumulation units outstanding at end of period	156	156						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$10.46	$10.55	$10.65	$10.72	$10.78	$10.59	$10.17	$10.01
Value at end of period	$10.37	$10.46	$10.55	$10.65	$10.72	$10.78	$10.59	$10.17
Number of accumulation units outstanding at end of period	155	163	171	180	188	196	208	216
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$12.58	$10.43	$11.46	$9.96	$7.20	$12.18	$11.53	$10.32
Value at end of period	$15.85	$12.58	$10.43	$11.46	$9.96	$7.20	$12.18	$11.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,273	2,272	2,273

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during November 2006)								
Value at beginning of period	$16.18	$14.32	$13.84	$12.22	$8.26	$10.75	$10.55	$10.43
Value at end of period	$16.94	$16.18	$14.32	$13.84	$12.22	$8.26	$10.75	$10.55
Number of accumulation units outstanding at end of period	0	0	0	931	932	0	823	822
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$14.31	$13.39	$13.08	$12.27	$10.99	$11.26		
Value at end of period	$13.92	$14.31	$13.39	$13.08	$12.27	$10.99		
Number of accumulation units outstanding at end of period	0	0	0	1,559	1,559	1,560		
ING RUSSELL[TM] LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during January 2012)								
Value at beginning of period	$16.46	$15.28						
Value at end of period	$21.53	$16.46						
Number of accumulation units outstanding at end of period	151	151						
ING SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during March 2010)								
Value at beginning of period	$15.56	$13.63	$13.64	$11.50				
Value at end of period	$21.45	$15.56	$13.63	$13.64				
Number of accumulation units outstanding at end of period	0	0	219	219				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$14.40	$12.51	$13.11	$10.29	$7.09	$12.59	$12.66	
Value at end of period	$19.29	$14.40	$12.51	$13.11	$10.29	$7.09	$12.59	
Number of accumulation units outstanding at end of period	0	0	0	2,261	2,262	1,932	1,931	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$11.76	$10.12	$10.30	$9.04	$7.30	$11.46	$11.49	
Value at end of period	$15.11	$11.76	$10.12	$10.30	$9.04	$7.30	$11.46	
Number of accumulation units outstanding at end of period	0	0	0	2,815	2,816	1,437	1,436	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$13.41	$11.38	$11.60	$10.02	$7.07	$12.35	$12.38	
Value at end of period	$18.50	$13.41	$11.38	$11.60	$10.02	$7.07	$12.35	
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,309	1,309	
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$11.57	$10.19	$10.71	$8.62	$6.87	$11.43	$11.47	$10.26
Value at end of period	$14.94	$11.57	$10.19	$10.71	$8.62	$6.87	$11.43	$11.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	884
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$8.85	$7.98	$10.51	$9.15	$5.28	$12.76	$11.70	
Value at end of period	$8.60	$8.85	$7.98	$10.51	$9.15	$5.28	$12.76	
Number of accumulation units outstanding at end of period	0	0	0	0	279	280	280	

TABLE 6
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$20.69	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00	$12.24
Value at end of period	$26.90	$20.69	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00
Number of accumulation units outstanding at end of period	28,965	29,731	33,189	42,673	45,165	43,318	47,295	55,171	80,017	37,912
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$16.34	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40	$12.13
Value at end of period	$20.74	$16.34	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40
Number of accumulation units outstanding at end of period	14	14	14	3,490	5,390	8,694	14,069	11,871	11,456	11,244
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$16.07	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49	$12.19
Value at end of period	$21.70	$16.07	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49
Number of accumulation units outstanding at end of period	5,645	6,026	5,953	6,610	2,237	2,510	1,881	2,235	3,344	4,116
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$16.67	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56	$12.04
Value at end of period	$21.53	$16.67	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56
Number of accumulation units outstanding at end of period	244	244	2,774	4,733	6,207	6,271	7,686	7,070	6,566	6,279
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$21.43	$18.27	$19.17	$15.09	$11.80	$17.78	$18.39	$15.87	$14.73	$12.02
Value at end of period	$28.92	$21.43	$18.27	$19.17	$15.09	$11.80	$17.78	$18.39	$15.87	$14.73
Number of accumulation units outstanding at end of period	3,285	3,285	3,592	3,459	1,953	2,664	2,770	4,658	4,270	3,783
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$23.02	$19.97	$20.82	$17.22	$12.82	$17.62	$18.32	$16.02	$15.00	$12.48
Value at end of period	$29.95	$23.02	$19.97	$20.82	$17.22	$12.82	$17.62	$18.32	$16.02	$15.00
Number of accumulation units outstanding at end of period	3,093	3,721	3,995	4,178	3,363	4,900	7,406	6,920	7,446	12,846
ING BALANCED PORTFOLIO										
Value at beginning of period	$15.39	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51	$11.54
Value at end of period	$17.79	$15.39	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51
Number of accumulation units outstanding at end of period	4,806	4,805	4,806	4,804	0	0	82,646	93,249	91,215	12
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$24.25	$20.46	$20.21	$16.13	$12.04	$20.69	$19.69	$17.25	$16.22	$12.79
Value at end of period	$33.36	$24.25	$20.46	$20.21	$16.13	$12.04	$20.69	$19.69	$17.25	$16.22
Number of accumulation units outstanding at end of period	3,090	4,268	4,135	3,922	3,609	3,680	5,994	5,517	13,288	11,637
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$14.80	$12.59	$12.13	$11.44	$9.62	$13.62	$12.67	$11.82		
Value at end of period	$21.16	$14.80	$12.59	$12.13	$11.44	$9.62	$13.62	$12.67		
Number of accumulation units outstanding at end of period	4,769	316	756	851	681	500	341	206		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.20	$8.98	$9.18	$8.16	$6.31	$10.43	$10.67			
Value at end of period	$13.48	$10.20	$8.98	$9.18	$8.16	$6.31	$10.43			
Number of accumulation units outstanding at end of period	889	889	888	889	888	888	888			
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$12.95	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32	$10.58		
Value at end of period	$13.09	$12.95	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32		
Number of accumulation units outstanding at end of period	7,702	7,701	13,691	1,752	7,078	2,862	2,373	1,569		

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
Value at beginning of period	$15.06	$13.54	$14.34	$12.92	$9.91	$16.46	$15.96	$14.15	$13.75	$12.80
Value at end of period	$20.10	$15.06	$13.54	$14.34	$12.92	$9.91	$16.46	$15.96	$14.15	$13.75
Number of accumulation units outstanding at end of period	3	3	3	3	102	32	0	57	219	1,126
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.76	$13.88	$15.74	$12.38	$8.98	$14.89	$13.13	$11.85	$11.34	
Value at end of period	$21.24	$15.76	$13.88	$15.74	$12.38	$8.88	$14.89	$13.13	$11.85	
Number of accumulation units outstanding at end of period	11,863	11,866	11,653	13,200	8,498	0	2,236	24,440	2,004	
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03	$9.91	
Value at end of period	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03	
Number of accumulation units outstanding at end of period	9,718	10,781	15,964	14,792	8,891	9,583	11,365	11,291	15,502	
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.22	$11.66	$12.95	$10.75	$7.89	$13.51	$11.53			
Value at end of period	$12.62	$11.22	$11.66	$12.95	$10.75	$7.89	$13.51			
Number of accumulation units outstanding at end of period	637	636	907	785	1,960	2,664	894			
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$16.08	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22	$11.38
Value at end of period	$20.81	$16.08	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22
Number of accumulation units outstanding at end of period	17,547	18,036	18,132	28,576	26,993	27,883	34,872	40,044	39,142	49,972
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$15.39	$13.58	$13.72	$12.15	$9.96	$16.01	$15.39	$13.56	$12.99	$11.86
Value at end of period	$20.27	$15.39	$13.58	$13.72	$12.15	$9.96	$16.01	$15.39	$13.56	$12.99
Number of accumulation units outstanding at end of period	1,324	1,901	829	605	88,619	88,182	87,265	86,929	95,129	1,294
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$20.24	$17.36	$17.73	$14.68	$11.25	$18.20	$17.41	$16.06	$14.59	$12.63
Value at end of period	$26.98	$20.24	$17.36	$17.73	$14.68	$11.25	$18.20	$17.41	$16.06	$14.59
Number of accumulation units outstanding at end of period	1,145	1,525	1,851	2,312	2,695	3,346	3,204	8,450	7,610	8,759
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$18.52	$16.64	$16.92	$13.91	$11.25	$17.09	$18.40	$16.32	$15.31	$12.66
Value at end of period	$26.19	$18.52	$16.64	$16.92	$13.91	$11.25	$17.09	$18.40	$16.32	$15.31
Number of accumulation units outstanding at end of period	2,938	3,438	2,573	2,402	2,761	2,465	2,088	2,858	3,127	2,974
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.82	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37	$10.94
Value at end of period	$15.65	$15.82	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37
Number of accumulation units outstanding at end of period	3,287	4,263	4,115	4,097	4,203	4,166	5,124	4,483	3,884	6,479
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.21	$6.98	$8.02	$7.51	$6.90					
Value at end of period	$9.87	$8.21	$6.98	$8.02	$7.51					
Number of accumulation units outstanding at end of period	1,983	2,026	1,997	3,273	3,335					
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$14.90	$12.61	$14.97	$14.75	$11.71	$20.65	$18.38	$14.33	$13.22	$11.37
Value at end of period	$17.89	$14.90	$12.61	$14.97	$14.75	$11.71	$20.65	$18.38	$14.33	$13.22
Number of accumulation units outstanding at end of period	440	440	440	412	385	1,944	2,417	2,267	2,632	4,296
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$16.98	$14.45	$14.90	$13.06	$10.26	$16.31	$16.85	$14.68	$14.32	$12.38
Value at end of period	$22.71	$16.98	$14.45	$14.90	$13.06	$10.26	$16.31	$16.85	$14.68	$14.32
Number of accumulation units outstanding at end of period	4,451	4,451	4,237	4,575	4,004	6,878	7,588	8,808	12,292	15,765

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71	$10.00	
Value at end of period	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71	
Number of accumulation units outstanding at end of period	11,935	13,631	13,541	13,007	13,233	17,039	8,513	8,390	8,585	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$13.05	$11.50	$11.87	$10.65	$8.67	$12.92	$12.71	$11.37		
Value at end of period	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67	$12.92	$12.71		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,680		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07	$13.43	$11.51	
Value at end of period	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07	$13.43	
Number of accumulation units outstanding at end of period	3,386	3,436	4,410	6,960	6,304	2,998	12,640	6,331	3,706	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$24.13	$20.29	$20.12	$16.52	$13.27	$20.01	$19.74	$17.10	$15.92	$13.32
Value at end of period	$31.44	$24.13	$20.29	$20.12	$16.52	$13.27	$20.01	$19.74	$17.10	$15.92
Number of accumulation units outstanding at end of period	5,236	6,383	7,821	7,409	7,048	10,795	14,664	12,186	13,761	16,913
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$16.07	$13.67	$15.20	$11.14	$8.83	$12.73	$13.08	$12.54		
Value at end of period	$22.12	$16.07	$13.67	$13.99	$11.14	$8.83	$12.73	$13.08		
Number of accumulation units outstanding at end of period	0	0	396	0	0	0	0	2,199		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.08	$10.33	$10.32							
Value at end of period	$15.68	$12.08	$10.33							
Number of accumulation units outstanding at end of period	4,339	4,342	4,236							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16	$9.38			
Value at end of period	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16			
Number of accumulation units outstanding at end of period	20,635	9,709	9,578	6,331	7,818	14,118	13,817			
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.06	$13.58								
Value at end of period	$17.53	$13.06								
Number of accumulation units outstanding at end of period	92	92								
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.70	$14.26	$14.17	$13.02	$11.15	$14.50	$14.07	$12.69	$12.45	$11.43
Value at end of period	$18.46	$15.70	$14.26	$14.17	$13.02	$11.15	$14.50	$14.07	$12.69	$12.45
Number of accumulation units outstanding at end of period	841	841	772	674	1,164	1,626	3,097	5,430	21,505	11,810
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$20.20	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43	$11.48	
Value at end of period	$24.05	$20.20	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43	
Number of accumulation units outstanding at end of period	1,530	1,530	1,742	7,893	9,651	9,389	13,846	0	11,181	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$25.08	$22.17	$22.49	$18.13						
Value at end of period	$32.78	$25.08	$22.17	$22.49						
Number of accumulation units outstanding at end of period	173	0	282	5,725						

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.91	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.12	$10.02
Value at end of period	$10.81	$10.91	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.12
Number of accumulation units outstanding at end of period	1,361	10,733	1,715	3,390	11,063	19,892	24,749	68,143	9,105	0
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68	$10.02	
Value at end of period	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68	
Number of accumulation units outstanding at end of period	23,063	23,064	23,444	22,363	29,598	27,487	37,111	36,554	38,507	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33	$10.70		
Value at end of period	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33		
Number of accumulation units outstanding at end of period	3,574	3,418	448	1,528	1,457	0	3,954	819		
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$16.21	$15.17	$14.83	$13.92	$12.48	$12.62	$11.65	$11.31	$11.18	$10.82
Value at end of period	$15.75	$16.21	$15.17	$14.83	$13.92	$12.48	$12.62	$11.65	$11.31	$11.18
Number of accumulation units outstanding at end of period	10,168	13,990	10,648	7,849	36,315	25,977	11,918	12,143	12,229	12,683
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.21	$14.95	$15.20	$12.89	$7.79	$11.14	$10.79			
Value at end of period	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79	$11.14			
Number of accumulation units outstanding at end of period	1,691	1,827	2,428	2,107	2,070	1,429	2,656			
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$16.43	$15.49								
Value at end of period	$21.48	$16.43								
Number of accumulation units outstanding at end of period	13	13								
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$11.19									
Value at end of period	$13.75									
Number of accumulation units outstanding at end of period	1,217									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$12.50									
Value at end of period	$15.28									
Number of accumulation units outstanding at end of period	1,066									
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.96	$10.40	$10.93	$9.99						
Value at end of period	$16.44	$11.96	$10.40	$10.93						
Number of accumulation units outstanding at end of period	937	18	33	39						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$21.13	$18.52	$18.54	$14.14	$10.89	$16.79	$15.40	$13.81	$12.78	$11.71
Value at end of period	$29.11	$21.13	$18.52	$18.54	$14.14	$10.89	$16.79	$15.40	$13.81	$12.78
Number of accumulation units outstanding at end of period	465	465	1,083	436	275	20,180	234	1,419	234	234
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$21.77	$19.19	$19.87	$16.13	$12.76	$18.69	$17.82	$15.40	$14.10	$12.44
Value at end of period	$29.71	$21.77	$19.19	$19.87	$16.13	$12.76	$18.69	$17.82	$15.40	$14.10
Number of accumulation units outstanding at end of period	0	2	415	415	415	416	416	416	416	955

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$12.92									
Value at end of period	$13.81									
Number of accumulation units outstanding at end of period	11,379									
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.53	$11.16	$11.62	$10.31	$8.28	$11.75				
Value at end of period	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28				
Number of accumulation units outstanding at end of period	0	3,124	2,556	2,154	1,307	439				
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88	$11.69		
Value at end of period	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88		
Number of accumulation units outstanding at end of period	0	0	405	405	405	405	405	140		
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$15.25	$13.38	$13.92	$12.43	$10.02	$14.42				
Value at end of period	$18.48	$15.25	$13.38	$13.92	$12.43	$10.02				
Number of accumulation units outstanding at end of period	4,518	4,515	4,518	4,516	4,516	4,516				
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$15.23	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95	$12.72	
Value at end of period	$17.58	$15.23	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95	
Number of accumulation units outstanding at end of period	0	0	0	0	4,349	3,933	3,581	3,282	2,925	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$10.95	$10.80	
Value at end of period	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$10.95	
Number of accumulation units outstanding at end of period	31,358	31,310	46,866	53,651	51,656	35,283	33,570	31,535	86	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12	$9.93	
Value at end of period	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12	
Number of accumulation units outstanding at end of period	5,107	5,107	6,368	6,324	1,879	1,316	1,834	4,473	5,717	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$17.61	$15.17	$15.45	$13.57	$10.96	$17.21	$16.86	$14.29	$13.88	$13.49
Value at end of period	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96	$17.21	$16.86	$14.29	$13.88
Number of accumulation units outstanding at end of period	7,404	7,407	15,273	16,002	10,489	10,490	12,336	12,308	3,655	1,867
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$19.23	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82	$12.68
Value at end of period	$26.52	$19.23	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82
Number of accumulation units outstanding at end of period	2,180	2,541	2,416	3,072	8,923	8,699	34,631	7,393	7,203	4,347
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$12.46	$12.28	
Value at end of period	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$12.46	
Number of accumulation units outstanding at end of period	358	358	358	329	297	1,286	938	120	10,241	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.13	$7.75	$8.89	$8.24	$6.30	$10.20				
Value at end of period	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30				
Number of accumulation units outstanding at end of period	1,887	1,888	1,362	1,269	2,427	2,857				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.29	$11.95	$11.25	$10.70	$10.09					
Value at end of period	$11.87	$12.29	$11.95	$11.25	$10.70					
Number of accumulation units outstanding at end of period	0	1,482	1,507	1,872	1,305					
INVESCO V.I. CORE EQUITY FUND										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$17.62	$15.62	$15.78	$14.54	$11.44	$16.53	$16.71			
Value at end of period	$22.56	$17.62	$15.62	$15.78	$14.54	$11.44	$16.53			
Number of accumulation units outstanding at end of period	3,155	3,155	3,155	3,123	4,356	2,838	218			
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$17.97	$15.83	$16.65	$13.40	$10.69	$17.79	$17.86	$16.06	$14.98	$12.20
Value at end of period	$23.19	$17.97	$15.83	$16.65	$13.40	$10.69	$17.79	$17.86	$16.06	$14.98
Number of accumulation units outstanding at end of period	2,310	2,309	2,310	2,471	2,428	2,703	3,760	3,512	3,370	5,485
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38	$12.59		
Value at end of period	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38		
Number of accumulation units outstanding at end of period	5,733	5,730	5,565	5,390	5,013	815	671	2,461		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.46	$15.28	$13.81	$12.90	$11.00	$12.52				
Value at end of period	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00				
Number of accumulation units outstanding at end of period	1,280	1,855	1,609	422	110	33				
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76	$10.74			
Value at end of period	$8.57	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76			
Number of accumulation units outstanding at end of period	6,235	6,238	6,520	5,940	7,532	3,285	952			
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.58	$8.78	$10.39	$8.39	$5.66	$10.50	$10.07			
Value at end of period	$12.82	$10.58	$8.78	$10.39	$8.39	$5.66	$10.50			
Number of accumulation units outstanding at end of period	1,664	1,664	1,750	7,590	6,780	7,910	6,449			
WANGER SELECT										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$16.01	$13.65	$16.74	$13.35	$8.11	$16.07	$14.83	$12.96		
Value at end of period	$21.35	$16.01	$13.65	$16.74	$13.35	$8.11	$16.07	$14.83		
Number of accumulation units outstanding at end of period	1,428	1,429	1,296	1,136	952	703	589	412		
WANGER USA										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.66	$14.01	$14.66	$12.91						
Value at end of period	$22.07	$16.66	$14.01	$14.66						
Number of accumulation units outstanding at end of period	330	330	260	159						

Condensed Financial Information (continued)

TABLE 7
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

<u>**2013**</u>

CALVERT VP SRI BALANCED PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$13.05
Value at end of period	$14.29
Number of accumulation units outstanding at end of period	9,894

FIDELITY® VIP CONTRAFUND® PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$14.05
Value at end of period	$16.28
Number of accumulation units outstanding at end of period	788,740

FIDELITY® VIP EQUITY-INCOME PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$14.15
Value at end of period	$15.60
Number of accumulation units outstanding at end of period	382,397

FIDELITY® VIP GROWTH PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$12.92
Value at end of period	$15.62
Number of accumulation units outstanding at end of period	268,858

FIDELITY® VIP OVERSEAS PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$10.29
Value at end of period	$12.27
Number of accumulation units outstanding at end of period	140,583

FRANKLIN SMALL CAP VALUE SECURITIES FUND
(Funds were first received in this option during June 2013)

Value at beginning of period	$15.01
Value at end of period	$18.04
Number of accumulation units outstanding at end of period	28,916

ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$16.93
Value at end of period	$19.24
Number of accumulation units outstanding at end of period	20,478

ING BALANCED PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$13.04
Value at end of period	$14.18
Number of accumulation units outstanding at end of period	508,953

ING BARON GROWTH PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$16.79
Value at end of period	$20.13
Number of accumulation units outstanding at end of period	120,670

	2013
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.86
Value at end of period	$17.74
Number of accumulation units outstanding at end of period	13,231
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.48
Value at end of period	$15.99
Number of accumulation units outstanding at end of period	99,651
ING CLARION GLOBAL REAL ESTATE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.22
Value at end of period	$12.27
Number of accumulation units outstanding at end of period	27,385
ING CLARION REAL ESTATE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$15.06
Value at end of period	$14.39
Number of accumulation units outstanding at end of period	22,953
ING COLUMBIA CONTRARIAN CORE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.06
Value at end of period	$15.11
Number of accumulation units outstanding at end of period	40,549
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.56
Value at end of period	$17.37
Number of accumulation units outstanding at end of period	792
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.95
Value at end of period	$16.55
Number of accumulation units outstanding at end of period	35,196
ING GLOBAL BOND PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.67
Value at end of period	$12.56
Number of accumulation units outstanding at end of period	70,486
ING GLOBAL RESOURCES PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$9.49
Value at end of period	$10.36
Number of accumulation units outstanding at end of period	72,965
ING GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.87
Value at end of period	$15.96
Number of accumulation units outstanding at end of period	1,475,100

Condensed Financial Information (continued)

	2013
ING INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.87
Value at end of period	$15.90
Number of accumulation units outstanding at end of period	330,311
ING INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.83
Value at end of period	$17.18
Number of accumulation units outstanding at end of period	199,018
ING INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.59
Value at end of period	$17.73
Number of accumulation units outstanding at end of period	103,078
ING INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.64
Value at end of period	$13.48
Number of accumulation units outstanding at end of period	283,270
ING INTERNATIONAL INDEX PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$10.34
Value at end of period	$11.65
Number of accumulation units outstanding at end of period	130,619
ING INTERNATIONAL VALUE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$9.40
Value at end of period	$10.63
Number of accumulation units outstanding at end of period	42,552
ING INVESCO COMSTOCK PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$15.09
Value at end of period	$17.14
Number of accumulation units outstanding at end of period	14,823
ING INVESCO EQUITY AND INCOME PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.69
Value at end of period	$16.07
Number of accumulation units outstanding at end of period	187,030
ING INVESCO GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.42
Value at end of period	$16.24
Number of accumulation units outstanding at end of period	26,677
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$11.37
Value at end of period	$11.09
Number of accumulation units outstanding at end of period	108,509

	2013
ING JPMORGAN MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$16.39
Value at end of period	$18.65
Number of accumulation units outstanding at end of period	25,054
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$16.26
Value at end of period	$19.28
Number of accumulation units outstanding at end of period	3,297
ING LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.86
Value at end of period	$16.05
Number of accumulation units outstanding at end of period	85,292
ING LARGE CAP VALUE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.33
Value at end of period	$16.05
Number of accumulation units outstanding at end of period	145,654
ING MARSICO GROWTH PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.06
Value at end of period	$16.39
Number of accumulation units outstanding at end of period	20,138
ING MFS TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.55
Value at end of period	$14.59
Number of accumulation units outstanding at end of period	11,168
ING MFS UTILITIES PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.90
Value at end of period	$15.18
Number of accumulation units outstanding at end of period	12,710
ING MIDCAP OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$16.58
Value at end of period	$19.13
Number of accumulation units outstanding at end of period	50,921
ING MONEY MARKET PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$10.15
Value at end of period	$10.09
Number of accumulation units outstanding at end of period	324,281
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.10
Value at end of period	$14.61
Number of accumulation units outstanding at end of period	418

Condensed Financial Information (continued)

	<u>2013</u>
ING OPPENHEIMER GLOBAL PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.10
Value at end of period	$16.06
Number of accumulation units outstanding at end of period	521,550
ING PIMCO HIGH YIELD PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$16.73
Value at end of period	$17.12
Number of accumulation units outstanding at end of period	25,995
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.34
Value at end of period	$13.14
Number of accumulation units outstanding at end of period	245,263
ING PIONEER HIGH YIELD PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$17.93
Value at end of period	$18.66
Number of accumulation units outstanding at end of period	61,272
ING RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$19.20
Value at end of period	$22.32
Number of accumulation units outstanding at end of period	12,529
ING RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.06
Value at end of period	$16.04
Number of accumulation units outstanding at end of period	61,319
ING RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$21.10
Value at end of period	$24.63
Number of accumulation units outstanding at end of period	5,642
ING RUSSELL^{TM} MID CAP INDEX PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$15.36
Value at end of period	$17.71
Number of accumulation units outstanding at end of period	13,991
ING RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.85
Value at end of period	$17.62
Number of accumulation units outstanding at end of period	21,782
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$16.32
Value at end of period	$19.46
Number of accumulation units outstanding at end of period	12,043

	2013
ING SMALL COMPANY PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.91
Value at end of period	$17.70
Number of accumulation units outstanding at end of period	80,180
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.43
Value at end of period	$12.97
Number of accumulation units outstanding at end of period	83,453
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.52
Value at end of period	$13.55
Number of accumulation units outstanding at end of period	131,626
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.65
Value at end of period	$13.95
Number of accumulation units outstanding at end of period	184,314
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.53
Value at end of period	$14.01
Number of accumulation units outstanding at end of period	29,310
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.66
Value at end of period	$13.08
Number of accumulation units outstanding at end of period	10,126
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.14
Value at end of period	$13.88
Number of accumulation units outstanding at end of period	6,462
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.70
Value at end of period	$14.15
Number of accumulation units outstanding at end of period	112,586
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.89
Value at end of period	$13.97
Number of accumulation units outstanding at end of period	31,020
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$15.06
Value at end of period	$16.56
Number of accumulation units outstanding at end of period	116,254

	2013
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$15.15
Value at end of period	$17.87
Number of accumulation units outstanding at end of period	260,612
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.54
Value at end of period	$16.22
Number of accumulation units outstanding at end of period	105,397
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.57
Value at end of period	$18.11
Number of accumulation units outstanding at end of period	100,010
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$10.26
Value at end of period	$11.19
Number of accumulation units outstanding at end of period	37,739
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$11.18
Value at end of period	$12.52
Number of accumulation units outstanding at end of period	162,961
ING U.S. BOND INDEX PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$12.89
Value at end of period	$12.65
Number of accumulation units outstanding at end of period	12,822
INVESCO V.I. AMERICAN FRANCHISE FUND	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$40.22
Value at end of period	$50.53
Number of accumulation units outstanding at end of period	3,187
INVESCO V.I. CORE EQUITY FUND	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$13.82
Value at end of period	$15.48
Number of accumulation units outstanding at end of period	21,650
JANUS ASPEN BALANCED PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$15.25
Value at end of period	$16.66
Number of accumulation units outstanding at end of period	473
JANUS ASPEN ENTERPRISE PORTFOLIO	
(Funds were first received in this option during June 2013)	
Value at beginning of period	$14.62
Value at end of period	$17.09
Number of accumulation units outstanding at end of period	4

<u>**2013**</u>

LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$14.47
Value at end of period	$16.37
Number of accumulation units outstanding at end of period	27,319

OPPENHEIMER GLOBAL FUND/VA
(Funds were first received in this option during June 2013)

Value at beginning of period	$14.01
Value at end of period	$15.97
Number of accumulation units outstanding at end of period	1,450

OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA
(Funds were first received in this option during June 2013)

Value at beginning of period	$15.83
Value at end of period	$18.84
Number of accumulation units outstanding at end of period	12,130

PIMCO VIT REAL RETURN PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$13.44
Value at end of period	$12.61
Number of accumulation units outstanding at end of period	77,376

PIONEER EMERGING MARKETS VCT PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$8.20
Value at end of period	$8.59
Number of accumulation units outstanding at end of period	16,161

PIONEER HIGH YIELD VCT PORTFOLIO
(Funds were first received in this option during June 2013)

Value at beginning of period	$15.60
Value at end of period	$16.21
Number of accumulation units outstanding at end of period	7,564

WANGER INTERNATIONAL
(Funds were first received in this option during June 2013)

Value at beginning of period	$13.34
Value at end of period	$14.91
Number of accumulation units outstanding at end of period	28,687

WANGER SELECT
(Funds were first received in this option during June 2013)

Value at beginning of period	$13.43
Value at end of period	$15.77
Number of accumulation units outstanding at end of period	26,398

WANGER USA
(Funds were first received in this option during June 2013)

Value at beginning of period	$15.44
Value at end of period	$18.13
Number of accumulation units outstanding at end of period	20,014

Condensed Financial Information (continued)

TABLE 8
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$25.90	$23.73	$22.98	$20.75	$16.77	$24.73	$24.37	$22.69	$21.74	$20.34
Value at end of period	$30.18	$25.90	$23.73	$22.98	$20.75	$16.77	$24.73	$24.37	$22.69	$21.74
Number of accumulation units outstanding at end of period	690	1,394	2,481	1,779	3,480	3,725	4,707	5,432	7,843	7,769
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98
Value at end of period	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07
Number of accumulation units outstanding at end of period	218,028	235,297	267,889	301,881	336,876	381,493	507,337	603,500	638,978	578,222
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39
Value at end of period	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35
Number of accumulation units outstanding at end of period	124,549	130,411	141,797	157,760	186,032	218,532	345,239	390,753	444,733	517,940
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83
Value at end of period	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19
Number of accumulation units outstanding at end of period	117,246	127,107	138,234	142,167	148,639	172,394	206,681	248,285	300,061	376,032
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46
Value at end of period	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11
Number of accumulation units outstanding at end of period	64,516	64,657	66,507	77,854	92,767	102,748	128,515	129,186	131,286	132,647
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04
Value at end of period	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71
Number of accumulation units outstanding at end of period	25,941	29,465	29,566	36,674	41,024	43,595	52,762	76,452	72,193	54,597
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81
Value at end of period	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96
Number of accumulation units outstanding at end of period	11,411	9,712	12,467	15,491	13,092	9,419	11,063	19,669	20,575	15,264
ING BALANCED PORTFOLIO										
Value at beginning of period	$30.86	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68	$23.77
Value at end of period	$35.57	$30.86	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68
Number of accumulation units outstanding at end of period	396,420	433,791	488,777	558,020	602,421	720,069	917,406	1,060,627	1,203,120	1,342,969
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45
Value at end of period	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47
Number of accumulation units outstanding at end of period	23,535	23,343	29,433	32,645	30,734	37,553	46,886	44,011	54,363	63,158
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.47	$12.34	$11.92	$11.29	$9.52	$13.51	$12.60	$11.21	$10.21	
Value at end of period	$20.62	$14.47	$12.34	$11.92	$11.29	$9.52	$13.51	$12.60	$11.21	
Number of accumulation units outstanding at end of period	17,112	2,803	2,444	4,283	5,862	10,099	4,250	6,053	7,130	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40	$10.67			
Value at end of period	$13.21	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40			
Number of accumulation units outstanding at end of period	109,917	126,622	134,196	136,293	158,773	168,583	207,180			

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74				
Value at end of period	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70				
Number of accumulation units outstanding at end of period	14,207	14,451	12,236	10,521	18,393	14,267				
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30	$10.47		
Value at end of period	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30		
Number of accumulation units outstanding at end of period	27,907	35,918	27,091	27,966	21,817	16,106	11,382	19,762		
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
Value at beginning of period	$12.19	$10.99	$11.68	$10.55	$8.12	$13.53	$13.15	$11.69	$11.40	$10.64
Value at end of period	$16.22	$12.19	$10.99	$11.68	$10.55	$8.12	$13.53	$13.15	$11.69	$11.40
Number of accumulation units outstanding at end of period	16,005	10,157	11,200	12,040	16,709	17,493	20,225	18,414	31,022	37,945
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23	$10.83			
Value at end of period	$15.21	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23			
Number of accumulation units outstanding at end of period	2,602	1,748	1,629	1,063	1,455	2,444	646			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07	$11.82	$10.80	
Value at end of period	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07	$11.21	
Number of accumulation units outstanding at end of period	11,093	10,363	10,700	10,986	19,538	19,668	22,911	21,888	7,310	
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.88	
Value at end of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	
Number of accumulation units outstanding at end of period	155,725	169,767	189,713	212,251	191,664	208,418	279,773	212,296	235,801	
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46	$9.68			
Value at end of period	$12.36	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46			
Number of accumulation units outstanding at end of period	67,716	82,502	97,852	101,028	119,040	125,599	142,179			
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$25.96	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20	$18.87
Value at end of period	$33.49	$25.96	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20
Number of accumulation units outstanding at end of period	1,042,325	1,052,180	1,184,268	1,354,950	1,472,079	1,651,069	2,022,081	2,298,689	2,705,207	3,268,534
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98
Value at end of period	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54
Number of accumulation units outstanding at end of period	56,096	53,309	60,454	81,760	89,767	101,252	152,052	181,789	209,639	306,916
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32
Value at end of period	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79
Number of accumulation units outstanding at end of period	29,657	31,029	35,103	42,378	44,796	54,704	76,035	92,921	113,380	133,131
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19
Value at end of period	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70
Number of accumulation units outstanding at end of period	22,868	23,172	24,736	32,884	40,402	47,803	66,583	77,992	96,703	93,290
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$25.71	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92	$18.27
Value at end of period	$25.36	$25.71	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92
Number of accumulation units outstanding at end of period	294,001	358,416	374,437	421,242	448,725	532,304	677,264	769,351	897,910	1,012,407

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$8.09	$6.90	$7.96	$7.49	$5.25					
Value at end of period	$9.71	$8.09	$6.90	$7.96	$7.47					
Number of accumulation units outstanding at end of period	16,971	14,439	15,119	15,894	14,760					
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$13.05	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23
Value at end of period	$15.62	$13.05	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87
Number of accumulation units outstanding at end of period	19,453	22,306	22,959	26,096	32,897	41,951	52,582	48,900	40,383	49,802
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64
Value at end of period	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26
Number of accumulation units outstanding at end of period	5,917	3,208	4,413	6,555	15,756	21,624	25,650	38,300	49,773	50,628
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.98	
Value at end of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	
Number of accumulation units outstanding at end of period	181,857	193,631	226,931	267,662	301,174	413,810	523,595	608,591	666,187	
ING INVESCO GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04	$10.73	
Value at end of period	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04	
Number of accumulation units outstanding at end of period	21,825	11,797	20,832	13,944	21,276	21,054	16,997	27,501	40,000	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40	$10.05	
Value at end of period	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40	
Number of accumulation units outstanding at end of period	31,078	31,712	37,899	37,521	35,236	29,473	55,181	43,810	63,149	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02	$11.78
Value at end of period	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02
Number of accumulation units outstanding at end of period	30,966	29,106	27,189	31,075	28,883	31,510	39,064	36,505	41,698	29,365
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01	$12.43		
Value at end of period	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01		
Number of accumulation units outstanding at end of period	7,778	6,153	4,308	4,700	2,267	1,028	785	4,012		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.01	$10.30	$10.31							
Value at end of period	$15.53	$12.01	$10.30							
Number of accumulation units outstanding at end of period	202,807	230,514	233,344							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34			
Value at end of period	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11			
Number of accumulation units outstanding at end of period	126,517	94,854	97,488	65,010	80,173	152,126	207,381			
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.76	$11.48	$11.82	$9.99	$7.84	$13.30	$11.80	$11.39	$10.98	
Value at end of period	$17.08	$12.76	$11.48	$11.82	$9.99	$7.84	$13.30	$11.80	$11.39	
Number of accumulation units outstanding at end of period	21,965	17,945	19,141	22,826	13,277	6,924	12,526	13,390	7,541	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.25	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29
Value at end of period	$17.88	$15.25	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39
Number of accumulation units outstanding at end of period	2,700	3,892	4,273	4,173	8,681	11,332	13,895	27,328	54,774	46,457
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$19.74	$17.64	$16.79	$14.96	$11.41	$18.54	$14.74	$11.41	$10.92	
Value at end of period	$23.43	$19.74	$17.64	$16.79	$14.96	$11.41	$18.54	$14.74	$11.41	
Number of accumulation units outstanding at end of period	37,734	36,254	37,796	32,342	34,397	30,144	29,354	12,746	7,718	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28	$9.33
Value at end of period	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28
Number of accumulation units outstanding at end of period	46,318	25,416	26,413	20,220	9,621	10,376	8,891	8,499	6,964	4,829
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91
Value at end of period	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88
Number of accumulation units outstanding at end of period	139,376	152,458	166,461	228,953	290,406	471,161	456,245	457,899	400,551	546,292
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79	$10.03		
Value at end of period	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79		
Number of accumulation units outstanding at end of period	6,963	7,756	5,725	3,611	7,777	11,545	11,519	4,375		
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$10.01	
Value at end of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	
Number of accumulation units outstanding at end of period	312,165	413,627	426,452	465,820	523,838	567,230	768,015	872,887	946,187	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$10.48	$10.37	
Value at end of period	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$10.48	
Number of accumulation units outstanding at end of period	16,156	23,679	13,400	18,046	16,451	5,889	15,164	18,217	2,701	
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$16.06	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01
Value at end of period	$15.56	$16.06	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35
Number of accumulation units outstanding at end of period	138,480	150,950	148,555	146,529	149,707	136,665	130,491	137,250	130,040	63,478
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58	$10.24		
Value at end of period	$18.71	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58		
Number of accumulation units outstanding at end of period	29,024	18,655	15,847	18,149	11,873	5,720	5,360	81		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.25	$14.37	$13.96	$12.54	$10.70					
Value at end of period	$21.19	$16.25	$14.37	$13.96	$12.54					
Number of accumulation units outstanding at end of period	11,260	10,918	3,908	974	921					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$10.37	$9.09	$8.97	$8.10	$6.63	$7.33				
Value at end of period	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63				
Number of accumulation units outstanding at end of period	17,795	17,285	14,236	28,844	18,179	191				

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$17.55	$15.39	$15.93	$12.82	$11.40					
Value at end of period	$23.38	$17.55	$15.39	$15.93	$12.82					
Number of accumulation units outstanding at end of period	6,615	4,564	4,424	3,618	5,085					
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.34	$9.81	$10.12	$8.18	$5.77					
Value at end of period	$15.03	$11.34	$9.81	$10.12	$8.18					
Number of accumulation units outstanding at end of period	1,370	2,357	2,892	2,851	2,878					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$11.79	$10.29	$10.85	$8.69	$8.48					
Value at end of period	$16.16	$11.79	$10.29	$10.85	$8.69					
Number of accumulation units outstanding at end of period	1,724	805	1,294	1,113	1,150					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42	$6.82
Value at end of period	$16.45	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42
Number of accumulation units outstanding at end of period	12,980	14,829	15,208	11,118	9,884	5,261	3,963	2,093	4,457	5,867
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63
Value at end of period	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17
Number of accumulation units outstanding at end of period	7,871	8,186	10,719	15,068	15,095	16,288	23,459	30,663	36,008	52,194
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	$10.27	
Value at end of period	$13.45	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	
Number of accumulation units outstanding at end of period	44,561	44,418	37,583	38,507	28,041	26,625	53,358	36,675	3,299	
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	$10.57	
Value at end of period	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	
Number of accumulation units outstanding at end of period	9,630	5,340	3,983	9,333	4,925	14,940	67,172	22,233	1,313	
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07	$10.68	
Value at end of period	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07	
Number of accumulation units outstanding at end of period	22,758	15,666	18,138	17,024	5,112	2,678	74,641	29,208	292	
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27	$10.54	
Value at end of period	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27	
Number of accumulation units outstanding at end of period	8,977	14,602	17,389	10,916	9,705	7,599	32,059	8,108	274	
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30	$10.17	
Value at end of period	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30	
Number of accumulation units outstanding at end of period	87	87	53	1,128	2,065	0	24,564	22,776	13,351	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$20.68	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78	$15.74
Value at end of period	$22.90	$20.68	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78
Number of accumulation units outstanding at end of period	16,398	16,822	19,826	16,258	27,916	41,708	52,539	54,761	53,837	49,393

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$20.50	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75	$16.05
Value at end of period	$24.78	$20.50	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75
Number of accumulation units outstanding at end of period	28,620	27,115	32,033	32,561	40,958	39,243	71,729	75,157	74,359	69,724
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$20.45	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17	$15.78
Value at end of period	$23.55	$20.45	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17
Number of accumulation units outstanding at end of period	29,130	32,181	37,478	38,888	37,701	37,418	52,633	58,717	59,246	63,295
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93	$10.61	
Value at end of period	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93	
Number of accumulation units outstanding at end of period	182,906	166,107	165,707	162,863	189,203	182,397	196,921	137,634	13,912	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.93	
Value at end of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	
Number of accumulation units outstanding at end of period	262,128	282,778	367,412	413,503	423,967	477,757	612,088	691,090	810,723	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68	$14.18	$13.81	$12.17
Value at end of period	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68	$14.18	$13.81
Number of accumulation units outstanding at end of period	43,747	43,670	40,715	47,792	48,566	53,533	67,056	71,222	74,265	55,087
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80
Value at end of period	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42
Number of accumulation units outstanding at end of period	78,972	79,705	84,086	96,633	105,890	102,326	145,889	164,311	196,161	217,537
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.80	
Value at end of period	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	
Number of accumulation units outstanding at end of period	20,607	20,863	16,644	16,228	22,921	20,092	16,177	15,978	7,806	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20				
Value at end of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28				
Number of accumulation units outstanding at end of period	320,720	330,383	338,356	373,838	415,687	465,424				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$12.12	$11.82	$11.16	$10.65	$10.19	$9.94				
Value at end of period	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19				
Number of accumulation units outstanding at end of period	22,416	25,280	23,808	6,787	13,382	637				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$35.92	$37.16								
Value at end of period	$49.71	$35.92								
Number of accumulation units outstanding at end of period	2,335	2,234								
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72
Value at end of period	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31
Number of accumulation units outstanding at end of period	48,223	47,949	48,617	51,693	68,360	47,824	32,934	34,848	40,092	47,386
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56	$10.25
Value at end of period	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56
Number of accumulation units outstanding at end of period	43,047	48,940	48,163	48,249	42,969	51,763	81,031	89,758	118,882	56,030

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$11.72	$10.11	
Value at end of period	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$11.72	
Number of accumulation units outstanding at end of period	5,229	2,503	1,821	3,127	2,857	3,576	4,955	5,888	1,640	
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82	$10.83	$10.87	$10.85	
Value at end of period	$14.38	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82	$10.83	$10.87	
Number of accumulation units outstanding at end of period	60,395	87,139	62,775	62,387	59,768	59,704	24,234	13,841	7,646	
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73	$10.13			
Value at end of period	$8.40	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73			
Number of accumulation units outstanding at end of period	17,767	18,592	24,100	36,147	49,326	44,507	62,506			
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00	$11.48	$10.88		
Value at end of period	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00	$11.48		
Number of accumulation units outstanding at end of period	12,304	10,714	10,321	9,779	12,879	12,719	27,456	17,337		
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48	$10.20			
Value at end of period	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48			
Number of accumulation units outstanding at end of period	43,695	29,577	34,149	22,976	10,527	10,310	20,265			
WANGER SELECT										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72	$12.45	$11.31	
Value at end of period	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72	$12.45	
Number of accumulation units outstanding at end of period	13,666	16,897	17,437	25,406	24,693	29,378	41,614	20,523	1,868	
WANGER USA										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10	$13.55	$12.72	$11.91	
Value at end of period	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10	$13.55	$12.72	
Number of accumulation units outstanding at end of period	4,343	3,057	4,575	4,948	3,978	2,755	4,490	5,887	1,160	

TABLE 9
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997 (Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
CALVERT VP SRI BALANCED PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$24.90	$22.87	$22.20	$20.10	$16.16					
Value at end of period	$28.94	$24.90	$22.87	$22.20	$20.10					
Number of accumulation units outstanding at end of period	638	0	0	0	6,744					
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$34.76	$30.31	$31.57	$27.34	$20.45	$36.11	$31.18	$28.33	$24.59	$21.61
Value at end of period	$44.96	$34.76	$30.31	$31.57	$27.34	$20.45	$36.11	$31.18	$28.33	$24.59
Number of accumulation units outstanding at end of period	17,822	17,257	16,456	17,633	19,741	20,495	20,937	22,815	24,289	27,014

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$24.44	$21.15	$21.26	$18.74	$14.61	$25.87	$25.86	$21.84	$20.94	$19.06
Value at end of period	$30.85	$24.44	$21.15	$21.26	$18.74	$14.61	$25.87	$25.86	$21.84	$20.94
Number of accumulation units outstanding at end of period	13,273	14,015	13,357	14,294	15,585	15,631	14,946	16,563	12,587	16,493
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$20.75	$18.37	$18.61	$15.21	$12.04	$23.13	$18.49	$17.57	$16.86	$16.55
Value at end of period	$27.87	$20.75	$18.37	$18.61	$15.21	$12.04	$23.13	$18.49	$17.57	$16.86
Number of accumulation units outstanding at end of period	4,532	9,498	9,107	8,108	9,932	10,152	10,324	8,619	10,322	11,460
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$17.43	$14.66	$17.96	$16.12	$12.93	$23.36	$20.22	$17.38	$14.82	$13.24
Value at end of period	$22.40	$17.43	$14.66	$17.96	$16.12	$12.93	$23.36	$20.22	$17.38	$14.82
Number of accumulation units outstanding at end of period	4,042	492	492	548	1,419	1,466	1,044	1,542	1,126	1,598
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01	$15.62	$14.58	$12.64
Value at end of period	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01	$15.62	$14.58
Number of accumulation units outstanding at end of period	6,444	3,263	3,210	3,135	3,081	3,126	2,816	2,890	2,646	2,287
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.91	$16.50	$17.29	$14.39	$10.76	$14.88	$15.55	$13.68	$12.87	$12.86
Value at end of period	$24.47	$18.91	$16.50	$17.29	$14.39	$10.76	$14.88	$15.55	$13.68	$12.87
Number of accumulation units outstanding at end of period	2,734	0	0	0	0	647	667	619	566	78
ING BALANCED PORTFOLIO										
Value at beginning of period	$29.67	$26.50	$27.26	$24.25	$20.65	$29.15	$28.03	$25.87	$25.19	$23.37
Value at end of period	$34.11	$29.67	$26.50	$27.26	$24.25	$20.65	$29.15	$28.03	$25.87	$25.19
Number of accumulation units outstanding at end of period	7,277	8,042	7,940	8,529	8,319	9,940	10,980	9,161	11,014	10,164
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$20.56	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25	$15.20	$14.37	$11.40
Value at end of period	$28.13	$20.56	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25	$15.20	$14.37
Number of accumulation units outstanding at end of period	12,538	3,210	3,341	749	37	37	110	2,534	2,760	1,709
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$14.19	$13.10								
Value at end of period	$20.18	$14.19								
Number of accumulation units outstanding at end of period	3,982	229								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.88	$8.74	$8.99	$8.03	$6.24	$10.38	$10.66			
Value at end of period	$12.99	$9.88	$8.74	$8.99	$8.03	$6.24	$10.38			
Number of accumulation units outstanding at end of period	10,808	10,732	8,480	5,090	4,784	3,982	4,612			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.73	$9.44	$10.11	$8.82	$6.69	$9.74				
Value at end of period	$12.01	$11.73	$9.44	$10.11	$8.82	$6.69				
Number of accumulation units outstanding at end of period	0	2,301	2,303	2,301	8,240	2,303				
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$12.49	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28	$12.36		
Value at end of period	$12.55	$12.49	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28		
Number of accumulation units outstanding at end of period	0	531	2,967	8,735	1,907	1,203	542	2,568		
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
Value at beginning of period	$11.58	$10.47	$11.15	$10.10	$7.79	$13.01	$12.68	$11.31	$11.05	$10.34
Value at end of period	$15.37	$11.58	$10.47	$11.15	$10.10	$7.79	$13.01	$12.68	$11.31	$11.05
Number of accumulation units outstanding at end of period	112	112	113	113	113	110	86	66	2,283	3,164

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$15.11	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01	$12.39		
Value at end of period	$20.25	$15.11	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01		
Number of accumulation units outstanding at end of period	1,146	1,381	1,382	7,114	1,178	1,179	1,106	3,957		
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.12	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67	$9.99	$9.88	
Value at end of period	$13.35	$14.12	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67	$9.99	
Number of accumulation units outstanding at end of period	1,251	1,232	1,209	429	979	5,828	5,633	3,575	3,653	
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$10.85	$11.33	$12.66	$10.57	$7.80	$13.42	$9.68			
Value at end of period	$12.14	$10.85	$11.33	$12.66	$10.57	$7.80	$13.42			
Number of accumulation units outstanding at end of period	197	4,034	4,384	4,373	9,296	9,098	5,846			
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$24.96	$21.88	$22.27	$19.81	$15.44	$25.13	$23.75	$21.11	$19.82	$18.56
Value at end of period	$32.12	$24.96	$21.88	$22.27	$19.81	$15.44	$25.13	$23.75	$21.11	$19.82
Number of accumulation units outstanding at end of period	51,398	43,320	43,315	43,100	41,967	42,279	48,547	46,438	46,556	48,536
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$20.62	$18.29	$18.58	$16.55	$13.64	$22.05	$21.31	$18.88	$18.19	$16.70
Value at end of period	$27.00	$20.62	$18.29	$18.58	$16.55	$13.64	$22.05	$21.31	$18.88	$18.19
Number of accumulation units outstanding at end of period	2,192	3,269	4,554	4,798	5,210	8,128	8,849	8,674	15,814	18,218
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82	$20.24	$18.48	$16.09
Value at end of period	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82	$20.24	$18.48
Number of accumulation units outstanding at end of period	1,674	3,532	4,039	3,539	4,117	5,733	5,868	8,794	8,898	12,293
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18	$15.33	$14.45	$12.02
Value at end of period	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18	$15.33	$14.45
Number of accumulation units outstanding at end of period	6,838	4,717	4,720	4,258	3,918	5,451	5,898	7,295	7,192	9,103
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$24.72	$22.94	$21.65	$20.01	$18.20	$20.19	$19.33	$18.86	$18.56	$17.96
Value at end of period	$24.32	$24.72	$22.94	$21.65	$20.01	$18.20	$20.19	$19.33	$18.86	$18.56
Number of accumulation units outstanding at end of period	2,622	2,742	3,819	4,666	3,658	3,190	4,410	5,556	10,101	8,892
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.00	$6.84	$7.91	$7.44	$5.91	$8.36				
Value at end of period	$9.57	$8.00	$6.84	$7.91	$7.44	$5.91				
Number of accumulation units outstanding at end of period	896	896	896	896	896	896				
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$12.68	$10.80	$12.89	$12.77	$10.19	$18.07	$16.17	$12.68	$11.76	$10.17
Value at end of period	$15.15	$12.68	$10.80	$12.89	$12.77	$10.19	$18.07	$16.17	$12.68	$11.76
Number of accumulation units outstanding at end of period	7,853	7,656	10,089	9,560	8,925	11,588	10,564	7,999	7,471	6,238
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42	$12.18	$11.03
Value at end of period	$18.38	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42	$12.18
Number of accumulation units outstanding at end of period	5,549	1,258	1,258	1,259	1,350	2,560	2,212	1,954	1,686	572
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66	$9.80	
Value at end of period	$16.24	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66	
Number of accumulation units outstanding at end of period	1,974	1,973	1,973	4,865	5,625	5,717	5,680	6,307	6,949	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$12.51	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60	$11.02	$11.05	
Value at end of period	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60	$11.02	
Number of accumulation units outstanding at end of period	1,847	2,176	3,524	3,605	3,100	2,832	901	661	17	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$13.38	$10.97	
Value at end of period	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$13.38	
Number of accumulation units outstanding at end of period	3,751	11,750	11,125	11,139	18,351	16,919	17,668	18,582	2,810	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09	$14.89	$13.93	$11.73
Value at end of period	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09	$14.89	$13.93
Number of accumulation units outstanding at end of period	5,447	2,210	2,527	2,244	3,404	2,338	2,062	5,496	1,757	1,517
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$15.41	$14.14								
Value at end of period	$21.09	$15.41								
Number of accumulation units outstanding at end of period	0	216								
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.94	$10.27	$10.30							
Value at end of period	$15.41	$11.94	$10.27							
Number of accumulation units outstanding at end of period	5,816	5,821	5,821							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07	$9.31			
Value at end of period	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07			
Number of accumulation units outstanding at end of period	5,121	5,162	8,424	3,841	3,810	3,611	4,539			
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.52	$11.29	$11.66	$9.87	$7.27					
Value at end of period	$16.71	$12.52	$11.29	$11.66	$9.87					
Number of accumulation units outstanding at end of period	830	631	2,784	2,487	2,398					
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.51	$14.16	$14.15	$13.08	$11.26	$14.72	$14.37	$13.03	$12.85	$11.68
Value at end of period	$18.14	$15.51	$14.16	$14.15	$13.08	$11.26	$14.72	$14.37	$13.03	$12.85
Number of accumulation units outstanding at end of period	0	0	0	681	681	681	681	681	1,928	1,929
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$19.37	$17.35	$16.56	$14.78	$11.30	$18.42	$14.68	$11.39	$10.88	
Value at end of period	$22.93	$19.37	$17.35	$16.56	$14.78	$11.30	$18.42	$14.68	$11.39	
Number of accumulation units outstanding at end of period	0	3,675	3,663	2,056	1,803	1,862	3,021	2,285	460	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$17.67	$17.22								
Value at end of period	$22.97	$17.67								
Number of accumulation units outstanding at end of period	2,845	178								
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.17	$14.38	$14.59	$14.78	$14.95	$14.78	$14.27	$13.81	$13.61	$13.67
Value at end of period	$13.96	$14.17	$14.38	$14.59	$14.78	$14.95	$14.78	$14.27	$13.81	$13.61
Number of accumulation units outstanding at end of period	1,838	3,730	7,422	4,751	5,721	9,473	18,675	2,330	1,714	1,715

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78	$10.47		
Value at end of period	$13.36	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	997	234		
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62	$10.01	
Value at end of period	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62	
Number of accumulation units outstanding at end of period	15,207	21,942	23,735	19,994	31,255	34,332	41,754	49,930	50,578	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$16.62	$14.80	$14.39	$12.78	$8.69	$11.38	$11.23	$10.91		
Value at end of period	$17.30	$16.62	$14.80	$14.39	$12.78	$8.69	$11.38	$11.23		
Number of accumulation units outstanding at end of period	0	482	4,018	6,709	6,480	0	0	5,217		
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.64	$14.71	$14.46	$13.65	$12.30	$12.51	$11.61	$11.33	$11.27	$10.97
Value at end of period	$15.11	$15.64	$14.71	$14.46	$13.65	$12.30	$12.51	$11.61	$11.33	$11.27
Number of accumulation units outstanding at end of period	30,470	29,046	31,916	31,004	27,362	23,946	20,443	23,071	17,478	25,605
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.59	$14.49	$14.82	$12.64	$11.62					
Value at end of period	$18.36	$16.59	$14.49	$14.82	$12.64					
Number of accumulation units outstanding at end of period	452	0	0	0	2,210					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$16.10	$14.28	$13.91	$13.24						
Value at end of period	$20.94	$16.10	$14.28	$13.91						
Number of accumulation units outstanding at end of period	579	772	579	579						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$10.25	$9.00	$8.91	$8.06	$6.06					
Value at end of period	$13.33	$10.25	$9.00	$8.91	$8.06					
Number of accumulation units outstanding at end of period	1,480	1,250	990	674	349					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$17.39	$15.29	$15.87	$12.80	$11.39					
Value at end of period	$23.11	$17.39	$15.29	$15.87	$12.80					
Number of accumulation units outstanding at end of period	1,775	1,633	1,633	1,743	795					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.66	$10.20	$10.77	$8.31						
Value at end of period	$15.93	$11.66	$10.20	$10.77						
Number of accumulation units outstanding at end of period	0	0	0	167						
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63	$21.75	$19.30
Value at end of period	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63	$21.75
Number of accumulation units outstanding at end of period	1,643	1,598	1,492	1,585	2,082	1,898	2,606	2,728	2,579	4,684
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$12.25	$11.16	$11.41	$10.41	$8.64	$11.99	$11.64	$10.58		
Value at end of period	$13.17	$12.25	$11.16	$11.41	$10.41	$8.64	$11.99	$11.64		
Number of accumulation units outstanding at end of period	24,378	24,640	11,587	10,635	18,188	16,174	4,809	1,012		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.02	$10.75	$11.26	$10.05	$8.52					
Value at end of period	$13.77	$12.02	$10.75	$11.26	$10.05					
Number of accumulation units outstanding at end of period	11,883	11,634	10,774	10,776	802					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$12.42									
Value at end of period	$14.41									
Number of accumulation units outstanding at end of period	529									
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.15	$10.68	$11.43	$10.08	$6.49					
Value at end of period	$14.77	$12.15	$10.68	$11.43	$10.08					
Number of accumulation units outstanding at end of period	472	410	319	238	146					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$19.89	$17.97	$17.92	$16.38	$14.11	$18.74	$17.98	$16.84	$16.46	$15.93
Value at end of period	$21.96	$19.89	$17.97	$17.92	$16.38	$14.11	$18.74	$17.98	$16.84	$16.46
Number of accumulation units outstanding at end of period	847	847	847	847	847	847	847	885	848	848
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$19.71	$17.40	$18.19	$16.33	$13.24	$21.02	$20.31	$18.22	$17.41	$15.78
Value at end of period	$23.77	$19.71	$17.40	$18.19	$16.33	$13.24	$21.02	$20.31	$18.22	$17.41
Number of accumulation units outstanding at end of period	2,810	2,812	2,813	2,815	2,687	2,191	2,740	2,861	2,862	2,865
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$19.66	$17.57	$17.94	$16.25	$13.54	$19.77	$19.03	$17.37	$16.84	$16.85
Value at end of period	$22.58	$19.66	$17.57	$17.94	$16.25	$13.54	$19.77	$19.03	$17.37	$16.84
Number of accumulation units outstanding at end of period	0	0	0	561	0	0	500	500	501	475
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	$11.28		
Value at end of period	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33		
Number of accumulation units outstanding at end of period	19,543	22,399	28,523	25,321	23,434	19,592	19,833	11,284		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90	$11.07		
Value at end of period	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90		
Number of accumulation units outstanding at end of period	8,674	13,463	12,333	12,549	25,488	31,481	31,954	32,009		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$17.76	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57	$14.98	$14.63	$13.41
Value at end of period	$22.70	$17.76	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57	$14.98	$14.63
Number of accumulation units outstanding at end of period	276	232	1,841	1,783	1,718	246	246	246	1,003	779
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$26.67	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39	$20.95	$20.03	$18.48
Value at end of period	$36.59	$26.67	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39	$20.95	$20.03
Number of accumulation units outstanding at end of period	4,395	5,387	5,629	5,418	5,053	10,533	11,616	10,772	13,075	11,358
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.75	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16	$13.94		
Value at end of period	$15.48	$13.75	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16		
Number of accumulation units outstanding at end of period	0	3,127	3,064	2,849	2,848	2,608	4,498	3,704		

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.54	$7.59	$8.76	$8.17	$6.27	$10.20				
Value at end of period	$12.29	$8.89	$7.59	$8.76	$8.17	$6.27				
Number of accumulation units outstanding at end of period	11,562	6,832	8,509	9,927	14,551	14,443				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$11.98	$11.71	$11.09	$11.29						
Value at end of period	$11.50	$11.98	$11.71	$11.09						
Number of accumulation units outstanding at end of period	3,022	3,023	3,024	1,359						
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77	$8.49	$8.19	$7.63
Value at end of period	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77	$8.49	$8.19
Number of accumulation units outstanding at end of period	1,932	1,933	1,933	1,934	2,261	1,815	1,182	854	855	854
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68	$13.28	$12.45	$10.19
Value at end of period	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68	$13.28	$12.45
Number of accumulation units outstanding at end of period	4,936	4,535	11,647	10,964	9,384	12,220	11,228	10,963	13,830	2,673
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26	$13.35		
Value at end of period	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26		
Number of accumulation units outstanding at end of period	864	2,242	2,209	3,595	3,571	2,137	112	2,659		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$15.69	$14.65	$13.31	$12.50	$10.72	$11.97				
Value at end of period	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72				
Number of accumulation units outstanding at end of period	3,004	3,183	3,102	2,916	2,401	6,952				
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71	$11.33			
Value at end of period	$8.26	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71			
Number of accumulation units outstanding at end of period	0	0	79	151	2,368	59	2,270			
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89	$11.62			
Value at end of period	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89			
Number of accumulation units outstanding at end of period	5,262	5,836	5,902	2,840	2,383	2,028	6,180			
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46	$10.32			
Value at end of period	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46			
Number of accumulation units outstanding at end of period	1,286	1,277	1,277	2,301	0	0	564			
WANGER SELECT										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62	$13.43		
Value at end of period	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62		
Number of accumulation units outstanding at end of period	183	1,197	1,198	1,005	1,005	1,504	3,306	2,757		
WANGER USA										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46	$13.02		
Value at end of period	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46		
Number of accumulation units outstanding at end of period	1,313	4,232	4,390	984	5,503	649	412	230		

Condensed Financial Information (continued)

TABLE 10
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98
Value at end of period	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07
Number of accumulation units outstanding at end of period	9,797	12,473	10,166	10,435	8,961	12,125	18,196	24,115	27,427	25,162
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39
Value at end of period	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35
Number of accumulation units outstanding at end of period	10,223	10,382	10,543	10,714	10,879	22,407	24,016	35,909	35,428	34,515
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83
Value at end of period	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19
Number of accumulation units outstanding at end of period	3,341	1,057	1,420	1,636	1,847	3,860	4,116	6,352	7,210	13,505
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46
Value at end of period	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11
Number of accumulation units outstanding at end of period	0	0	0	91	36	47	18,290	17,029	23,281	2,467
ING BALANCED PORTFOLIO										
Value at beginning of period	$32.08	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42	$27.01		
Value at end of period	$37.07	$32.08	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42		
Number of accumulation units outstanding at end of period	70,572	74,388	82,851	86,310	94,481	107,148	118,074	135,748		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.03	$8.85	$9.08	$8.10	$6.28	$10.41	$10.67			
Value at end of period	$13.22	$10.03	$8.85	$9.08	$8.10	$6.28	$10.41			
Number of accumulation units outstanding at end of period	12,361	8,562	8,561	8,561	8,554	12,302	13,169			
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.89	
Value at end of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	
Number of accumulation units outstanding at end of period	4,342	2,837	2,838	9,958	2,838	32,501	4,627	10,508	11,136	
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46	$9.68			
Value at end of period	$12.36	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46			
Number of accumulation units outstanding at end of period	2,441	2,443	2,442	2,443	2,442	2,443	2,442			
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.99	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59	$19.19
Value at end of period	$34.91	$26.99	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59
Number of accumulation units outstanding at end of period	337,233	365,896	430,310	486,741	562,385	659,379	793,302	950,496	1,152,266	1,401,295
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$26.32	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14	$18.45
Value at end of period	$26.00	$26.32	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14
Number of accumulation units outstanding at end of period	53,924	57,485	59,247	68,530	80,339	110,037	121,126	145,608	170,190	237,188

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.81	
Value at end of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	
Number of accumulation units outstanding at end of period	4,112	3,898	3,906	3,935	3,941	6,325	10,552	18,613	22,007	
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.01	$10.30	$10.31							
Value at end of period	$15.53	$12.01	$10.30							
Number of accumulation units outstanding at end of period	6,836	6,835	7,085							
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.25	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29
Value at end of period	$17.88	$15.25	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	948	948	1,079	1,213
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$19.85									
Value at end of period	$23.70									
Number of accumulation units outstanding at end of period	58									
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91
Value at end of period	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88
Number of accumulation units outstanding at end of period	14,076	27,262	43,102	55,687	71,098	81,227	142,592	168,142	165,286	182,060
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$9.72	
Value at end of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	
Number of accumulation units outstanding at end of period	15,734	16,282	16,286	17,607	17,610	18,704	20,539	28,855	35,013	
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$29.81			
Value at end of period	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13			
Number of accumulation units outstanding at end of period	2,784	4,066	4,066	4,067	4,066	4,067	4,067			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$21.84	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24	$16.10
Value at end of period	$24.27	$21.84	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,339	5,341	5,340	5,339	23,796
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$21.65	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23	$16.42
Value at end of period	$26.26	$21.65	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23
Number of accumulation units outstanding at end of period	3,999	3,998	3,998	3,999	3,999	9,861	10,406	10,405	10,401	11,857
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$21.59	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63	$16.14
Value at end of period	$24.95	$21.59	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63
Number of accumulation units outstanding at end of period	1,295	1,287	1,287	1,286	0	2,679	2,679	2,679	2,679	4,239
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.48	
Value at end of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	
Number of accumulation units outstanding at end of period	11,017	12,050	12,047	12,053	15,073	17,418	17,064	20,517	27,390	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80
Value at end of period	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42
Number of accumulation units outstanding at end of period	14,510	14,513	16,022	12,198	12,200	5,446	6,163	7,951	9,403	10,065
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20				
Value at end of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28				
Number of accumulation units outstanding at end of period	2,002	2,002	2,004	4,565	5,164	8,167				

I hereby acknowledge receipt of Variable Annuity Account B Group Deferred Variable Prospectus dated May 1, 2014, for Employer-Sponsored Deferred Compensation Plans.

___Please send a Variable Annuity Account B Statement of Additional Information (Form No. SAI.75996-14) dated May 1, 2014.

CONTRACT HOLDER'S SIGNATURE

DATE

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2014

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2014.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration,
P.O. Box 990063
Windsor, CT 06199-0063
1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

Page

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2012, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus.**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2013, 2012 and 2011 amounted to $1,889,839.98, $1,900,527.26 and $1.807,861.34, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "THE INCOME PHASE" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

Example:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779^* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service ("VIPPAS"), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as *The Wall Street Journal*, *Money* magazine, *USA Today* and *The VARDS Report*.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2013, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year Ended December 31, 2013
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements

Year Ended December 31, 2013

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2013, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2013 and 2012. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2013, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 11, 2014

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 791	$ 1,831	$ 96	$ 22	$ 936
Total assets	791	1,831	96	22	936
Net assets	$ 791	$ 1,831	$ 96	$ 22	$ 936
Net assets					
Accumulation units	$ 737	$ 1,531	$ 96	$ 22	$ 936
Contracts in payout (annuitization)	54	300	-	-	-
Total net assets	$ 791	$ 1,831	$ 96	$ 22	$ 936
Total number of mutual fund shares	15,617	47,634	1,904	1,030	459,369
Cost of mutual fund shares	$ 583	$ 1,170	$ 85	$ 18	$ 796

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II
Assets					
Investments in mutual funds					
at fair value	$ 779	$ 3,906	$ 1,940	$ 4,813	$ 2,920
Total assets	779	3,906	1,940	4,813	2,920
Net assets	$ 779	$ 3,906	$ 1,940	$ 4,813	$ 2,920
Net assets					
Accumulation units	$ 779	$ 3,868	$ 1,940	$ 4,750	$ 2,889
Contracts in payout (annuitization)	-	38	-	63	31
Total net assets	$ 779	$ 3,906	$ 1,940	$ 4,813	$ 2,920
Total number of mutual fund shares	71,154	546,247	100,939	681,661	258,447
Cost of mutual fund shares	$ 798	$ 3,510	$ 1,382	$ 4,067	$ 2,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,080	$ 58,115	$ 11,910	$ 213	$ 4,196
Total assets	1,080	58,115	11,910	213	4,196
Net assets	$ 1,080	$ 58,115	$ 11,910	$ 213	$ 4,196
Net assets					
Accumulation units	$ 1,071	$ 58,115	$ 11,910	$ -	$ 4,196
Contracts in payout (annuitization)	9	-	-	213	-
Total net assets	$ 1,080	$ 58,115	$ 11,910	$ 213	$ 4,196
Total number of mutual fund shares	1,080,036	2,495,261	208,442	36,810	203,299
Cost of mutual fund shares	$ 1,080	$ 55,249	$ 8,083	$ 200	$ 3,360

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 74,157
Total assets	44,181	22,227	582	3,461	74,157
Net assets	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 74,157
Net assets					
Accumulation units	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 49,705
Contracts in payout (annuitization)	-	-	-	-	24,452
Total net assets	$ 44,181	$ 22,227	$ 582	$ 3,461	$ 74,157
Total number of mutual fund shares	1,286,196	119,315	47,071	143,782	5,293,177
Cost of mutual fund shares	$ 28,276	$ 15,793	$ 587	$ 2,410	$ 65,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 105,513	$ 2,382	$ 8,521	$ 369	$ 1,509
Total assets	105,513	2,382	8,521	369	1,509
Net assets	$ 105,513	$ 2,382	$ 8,521	$ 369	$ 1,509
Net assets					
Accumulation units	$ 97,593	$ 2,382	$ 6,478	$ 369	$ 1,509
Contracts in payout (annuitization)	7,920	-	2,043	-	-
Total net assets	$ 105,513	$ 2,382	$ 8,521	$ 369	$ 1,509
Total number of mutual fund shares	8,441,001	180,181	437,888	30,284	84,603
Cost of mutual fund shares	$ 104,353	$ 2,108	$ 6,434	$ 343	$ 1,381

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 325	$ 2,803	$ 24,773	$ 1,815	$ 1,129
Total assets	325	2,803	24,773	1,815	1,129
Net assets	$ 325	$ 2,803	$ 24,773	$ 1,815	$ 1,129
Net assets					
Accumulation units	$ 325	$ 2,803	$ 22,726	$ 1,815	$ 1,129
Contracts in payout (annuitization)	-	-	2,047	-	-
Total net assets	$ 325	$ 2,803	$ 24,773	$ 1,815	$ 1,129
Total number of mutual fund shares	34,485	299,149	1,717,927	165,571	103,547
Cost of mutual fund shares	$ 362	$ 3,213	$ 18,518	$ 1,780	$ 1,011

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class		ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class		ING FMR[SM] Diversified Mid Cap Portfolio - Service Class		ING Franklin Income Portfolio - Service Class		ING Franklin Mutual Shares Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	2,704	$	15,358	$	2,426	$	6,040	$	1,645
Total assets		2,704		15,358		2,426		6,040		1,645
Net assets	$	2,704	$	15,358	$	2,426	$	6,040	$	1,645
Net assets										
Accumulation units	$	2,704	$	13,025	$	2,426	$	6,040	$	1,645
Contracts in payout (annuitization)		-		2,333		-		-		-
Total net assets	$	2,704	$	15,358	$	2,426	$	6,040	$	1,645
Total number of mutual fund shares		98,866		735,559		116,937		537,803		151,069
Cost of mutual fund shares	$	2,453	$	9,861	$	1,782	$	5,362	$	1,122

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Total assets	118	4,377	1,080	4,523	6,281
Net assets	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Net assets					
Accumulation units	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 118	$ 4,377	$ 1,080	$ 4,523	$ 6,281
Total number of mutual fund shares	10,859	207,819	34,623	236,809	330,557
Cost of mutual fund shares	$ 107	$ 4,263	$ 812	$ 4,909	$ 6,863

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,107	$ 749	$ 115,292	$ 7,884	$ 1,976
Total assets	3,107	749	115,292	7,884	1,976
Net assets	$ 3,107	$ 749	$ 115,292	$ 7,884	$ 1,976
Net assets					
Accumulation units	$ 3,107	$ 749	$ 111,250	$ 7,884	$ 1,976
Contracts in payout (annuitization)	-	-	4,042	-	-
Total net assets	$ 3,107	$ 749	$ 115,292	$ 7,884	$ 1,976
Total number of mutual fund shares	149,296	36,307	6,036,225	668,123	168,919
Cost of mutual fund shares	$ 2,202	$ 610	$ 97,552	$ 6,099	$ 1,633

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Multi- Manager Large Cap Core Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 9,272
Total assets	1,256	30,481	1,394	2,492	9,272
Net assets	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 9,272
Net assets					
Accumulation units	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 6,743
Contracts in payout (annuitization)	-	-	-	-	2,529
Total net assets	$ 1,256	$ 30,481	$ 1,394	$ 2,492	$ 9,272
Total number of mutual fund shares	49,594	1,627,416	74,432	141,007	626,921
Cost of mutual fund shares	$ 934	$ 24,724	$ 1,143	$ 1,969	$ 7,058

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Total assets	4,441	4,481	3,496	5,195	4,340
Net assets	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Net assets					
Accumulation units	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,441	$ 4,481	$ 3,496	$ 5,195	$ 4,340
Total number of mutual fund shares	418,956	391,047	369,529	395,031	333,311
Cost of mutual fund shares	$ 4,340	$ 4,678	$ 3,482	$ 3,920	$ 3,412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Total assets	5,774	22,726	6,855	3,113	562
Net assets	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Net assets					
Accumulation units	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,774	$ 22,726	$ 6,855	$ 3,113	$ 562
Total number of mutual fund shares	465,672	801,354	408,267	235,316	34,971
Cost of mutual fund shares	$ 5,029	$ 18,998	$ 5,119	$ 2,552	$ 454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 82	$ 52,709	$ 77	$ 2,769	$ 7,548
Total assets	82	52,709	77	2,769	7,548
Net assets	$ 82	$ 52,709	$ 77	$ 2,769	$ 7,548
Net assets					
Accumulation units	$ 82	$ 50,614	$ 77	$ 2,769	$ 7,548
Contracts in payout (annuitization)	-	2,095	-	-	-
Total net assets	$ 82	$ 52,709	$ 77	$ 2,769	$ 7,548
Total number of mutual fund shares	5,626	52,709,435	76,583	182,683	246,653
Cost of mutual fund shares	$ 60	$ 52,709	$ 77	$ 2,135	$ 5,463

The accompanying notes are an integral part of these financial statements.

14

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Columbia Contrarian Core Portfolio - Service Class		ING Columbia Small Cap Value II Portfolio - Service Class		ING Global Bond Portfolio - Initial Class		ING Global Bond Portfolio - Service Class		ING Invesco Comstock Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	2,612	$	621	$	26,454	$	95	$	1,289
Total assets		2,612		621		26,454		95		1,289
Net assets	$	2,612	$	621	$	26,454	$	95	$	1,289
Net assets										
Accumulation units	$	2,612	$	621	$	24,045	$	-	$	1,289
Contracts in payout (annuitization)		-		-		2,409		95		-
Total net assets	$	2,612	$	621	$	26,454	$	95	$	1,289
Total number of mutual fund shares		104,791		38,979		2,529,043		9,024		83,539
Cost of mutual fund shares	$	1,733	$	467	$	27,732	$	105	$	854

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 52,976	$ 3,218	$ 83,809	$ 9,329	$ 17,988
Total assets	52,976	3,218	83,809	9,329	17,988
Net assets	$ 52,976	$ 3,218	$ 83,809	$ 9,329	$ 17,988
Net assets					
Accumulation units	$ 52,976	$ 3,218	$ 80,606	$ 9,329	$ 16,525
Contracts in payout (annuitization)	-	-	3,203	-	1,463
Total net assets	$ 52,976	$ 3,218	$ 83,809	$ 9,329	$ 17,988
Total number of mutual fund shares	1,179,345	152,229	4,436,678	812,666	1,449,490
Cost of mutual fund shares	$ 40,551	$ 2,159	$ 60,920	$ 9,711	$ 16,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class		ING Solution 2025 Portfolio - Service Class		ING Solution 2035 Portfolio - Service Class		ING Solution 2045 Portfolio - Service Class		ING Solution Income Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	2,821	$	3,450	$	6,162	$	2,739	$	1,127
Total assets		2,821		3,450		6,162		2,739		1,127
Net assets	$	2,821	$	3,450	$	6,162	$	2,739	$	1,127
Net assets										
Accumulation units	$	2,821	$	3,450	$	6,162	$	2,739	$	1,127
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	2,821	$	3,450	$	6,162	$	2,739	$	1,127
Total number of mutual fund shares		235,448		260,979		436,104		186,335		98,801
Cost of mutual fund shares	$	2,627	$	2,752	$	4,857	$	2,214	$	1,051

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 48,397	$ 37,679	$ 17,537	$ 7,505	$ 9,730
Total assets	48,397	37,679	17,537	7,505	9,730
Net assets	$ 48,397	$ 37,679	$ 17,537	$ 7,505	$ 9,730
Net assets					
Accumulation units	$ 48,397	$ 32,232	$ 16,339	$ 5,549	$ 8,392
Contracts in payout (annuitization)	-	5,447	1,198	1,956	1,338
Total net assets	$ 48,397	$ 37,679	$ 17,537	$ 7,505	$ 9,730
Total number of mutual fund shares	4,143,595	422,832	1,327,542	616,706	736,004
Cost of mutual fund shares	$ 34,274	$ 22,984	$ 13,312	$ 6,123	$ 6,917

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 14	ING Euro STOXX 50® Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 10,224	$ 1,846	$ 248,811	$ 4,907	$ 46
Total assets	10,224	1,846	248,811	4,907	46
Net assets	$ 10,224	$ 1,846	$ 248,811	$ 4,907	$ 46
Net assets					
Accumulation units	$ 7,906	$ -	$ 188,883	$ 4,907	$ 46
Contracts in payout (annuitization)	2,318	1,846	59,928	-	-
Total net assets	$ 10,224	$ 1,846	$ 248,811	$ 4,907	$ 46
Total number of mutual fund shares	810,798	58,854	7,856,353	511,718	3,856
Cost of mutual fund shares	$ 8,245	$ 1,339	$ 169,385	$ 5,128	$ 36

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I		ING Index Plus MidCap Portfolio - Class I		ING Index Plus SmallCap Portfolio - Class I		ING International Index Portfolio - Class I		ING International Index Portfolio - Class S	
Assets										
Investments in mutual funds										
at fair value	$	71,271	$	8,351	$	4,581	$	8,699	$	134
Total assets		71,271		8,351		4,581		8,699		134
Net assets	$	71,271	$	8,351	$	4,581	$	8,699	$	134
Net assets										
Accumulation units	$	52,033	$	8,351	$	4,581	$	8,048	$	134
Contracts in payout (annuitization)		19,238		-		-		651		-
Total net assets	$	71,271	$	8,351	$	4,581	$	8,699	$	134
Total number of mutual fund shares		3,554,654		353,548		209,581		866,474		13,406
Cost of mutual fund shares	$	50,628	$	5,403	$	2,823	$	6,888	$	115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 28,735	$ 17,423	$ 7,738	$ 1,517	$ 1,080
Total assets	28,735	17,423	7,738	1,517	1,080
Net assets	$ 28,735	$ 17,423	$ 7,738	$ 1,517	$ 1,080
Net assets					
Accumulation units	$ 28,481	$ 13,875	$ 7,738	$ 1,517	$ 1,080
Contracts in payout (annuitization)	254	3,548	-	-	-
Total net assets	$ 28,735	$ 17,423	$ 7,738	$ 1,517	$ 1,080
Total number of mutual fund shares	1,316,895	1,214,972	421,238	83,004	44,040
Cost of mutual fund shares	$ 15,500	$ 11,592	$ 4,957	$ 989	$ 804

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 789	$ 1,082	$ 30,613	$ 1,240	$ 1,520
Total assets	789	1,082	30,613	1,240	1,520
Net assets	$ 789	$ 1,082	$ 30,613	$ 1,240	$ 1,520
Net assets					
Accumulation units	$ 789	$ 1,082	$ 25,506	$ 1,240	$ 1,520
Contracts in payout (annuitization)	-	-	5,107	-	-
Total net assets	$ 789	$ 1,082	$ 30,613	$ 1,240	$ 1,520
Total number of mutual fund shares	49,294	63,887	1,242,904	119,506	157,462
Cost of mutual fund shares	$ 610	$ 826	$ 20,964	$ 1,307	$ 1,227

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Total assets	6,779	3,805	1,196	2,973	8
Net assets	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Net assets					
Accumulation units	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6,779	$ 3,805	$ 1,196	$ 2,973	$ 8
Total number of mutual fund shares	408,870	235,770	41,059	105,731	260
Cost of mutual fund shares	$ 5,793	$ 2,732	$ 946	$ 2,219	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA
Assets					
Investments in mutual funds at fair value	$ -	$ 2,031	$ 426	$ 23	$ 337
Total assets	-	2,031	426	23	337
Net assets	$ -	$ 2,031	$ 426	$ 23	$ 337
Net assets					
Accumulation units	$ -	$ 2,031	$ -	$ 23	$ -
Contracts in payout (annuitization)	-	-	426	-	337
Total net assets	$ -	$ 2,031	$ 426	$ 23	$ 337
Total number of mutual fund shares	1	86,671	5,716	567	10,790
Cost of mutual fund shares	$ -	$ 1,204	$ 399	$ 15	$ 231

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA		PIMCO Real Return Portfolio - Administrative Class		Pioneer Emerging Markets VCT Portfolio - Class I		Pioneer High Yield VCT Portfolio - Class I		Wanger International	
Assets										
Investments in mutual funds										
at fair value	$	1,033	$	3,588	$	1,028	$	634	$	2,587
Total assets		1,033		3,588		1,028		634		2,587
Net assets	$	1,033	$	3,588	$	1,028	$	634	$	2,587
Net assets										
Accumulation units	$	1,033	$	3,588	$	1,028	$	634	$	2,587
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	1,033	$	3,588	$	1,028	$	634	$	2,587
Total number of mutual fund shares		37,154		284,788		40,939		60,425		74,888
Cost of mutual fund shares	$	776	$	4,055	$	1,015	$	634	$	2,437

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2013
(Dollars in thousands)

	Wanger Select	Wanger USA
Assets		
Investments in mutual funds		
at fair value	$ 2,884	$ 1,247
Total assets	2,884	1,247
Net assets	$ 2,884	$ 1,247
Net assets		
Accumulation units	$ 2,884	$ 1,247
Contracts in payout (annuitization)	-	-
Total net assets	$ 2,884	$ 1,247
Total number of mutual fund shares	79,208	30,320
Cost of mutual fund shares	$ 2,016	$ 1,037

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 23	$ 1	$ -	$ 9
Expenses:					
Mortality and expense risk charges	6	17	-	-	10
Total expenses	6	17	-	-	10
Net investment income (loss)	(3)	6	1	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	13	22	-	-	91
Capital gains distributions	-	-	-	-	79
Total realized gain (loss) on investments and capital gains distributions	13	22	-	-	170
Net unrealized appreciation (depreciation) of investments	225	368	10	3	(37)
Net realized and unrealized gain (loss) on investments	238	390	10	3	133
Net increase (decrease) in net assets resulting from operations	$ 235	$ 396	$ 11	$ 3	$ 132

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II
Net investment income (loss)					
Investment Income:					
Dividends	$ 30	$ 273	$ -	$ 49	$ 84
Expenses:					
Mortality and expense risk charges	12	56	25	69	41
Total expenses	12	56	25	69	41
Net investment income (loss)	18	217	(25)	(20)	43
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(22)	83	91	86
Capital gains distributions	-	-	150	99	-
Total realized gain (loss) on investments and capital gains distributions	-	(22)	233	190	86
Net unrealized appreciation (depreciation) of investments	(48)	19	361	502	398
Net realized and unrealized gain (loss) on investments	(48)	(3)	594	692	484
Net increase (decrease) in net assets resulting from operations	$ (30)	$ 214	$ 569	$ 672	$ 527

The accompanying notes are an integral part of these financial statements.

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ 1,369	$ 31	$ 12	$ 52
Expenses:					
Mortality and expense risk charges	16	684	99	3	35
Total expenses	16	684	99	3	35
Net investment income (loss)	(16)	685	(68)	9	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(812)	535	10	342
Capital gains distributions	-	3,631	7	-	14
Total realized gain (loss) on investments and capital gains distributions	-	2,819	542	10	356
Net unrealized appreciation (depreciation) of investments	-	9,577	2,707	(9)	585
Net realized and unrealized gain (loss) on investments	-	12,396	3,249	1	941
Net increase (decrease) in net assets resulting from operations	$ (16)	$ 13,081	$ 3,181	$ 10	$ 958

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 433	$ 386	$ 14	$ 41	$ 1,501
Expenses:					
Mortality and expense risk charges	834	290	10	27	853
Total expenses	834	290	10	27	853
Net investment income (loss)	(401)	96	4	14	648
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6,140	716	-	214	(344)
Capital gains distributions	12	207	7	52	-
Total realized gain (loss) on investments and capital gains distributions	6,152	923	7	266	(344)
Net unrealized appreciation (depreciation) of investments	15,260	4,475	(33)	611	9,776
Net realized and unrealized gain (loss) on investments	21,412	5,398	(26)	877	9,432
Net increase (decrease) in net assets resulting from operations	$ 21,011	$ 5,494	$ (22)	$ 891	$ 10,080

The accompanying notes are an integral part of these financial statements.

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,633	$ 19	$ 72	$ 4	$ 1
Expenses:					
Mortality and expense risk					
charges	1,289	19	100	4	10
Total expenses	1,289	19	100	4	10
Net investment income (loss)	2,344	-	(28)	-	(9)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,427	39	447	-	156
Capital gains distributions	-	10	-	3	85
Total realized gain (loss) on investments					
and capital gains distributions	2,427	49	447	3	241
Net unrealized appreciation					
(depreciation) of investments	(6,162)	237	1,031	29	89
Net realized and unrealized gain (loss)					
on investments	(3,735)	286	1,478	32	330
Net increase (decrease) in net assets					
resulting from operations	$ (1,391)	$ 286	$ 1,450	$ 32	$ 321

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 303	$ 108	$ 61
Expenses:					
Mortality and expense risk charges	2	50	269	17	14
Total expenses	2	50	269	17	14
Net investment income (loss)	(2)	(50)	34	91	47
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	(255)	(72)	202	91
Capital gains distributions	20	257	-	-	-
Total realized gain (loss) on investments and capital gains distributions	23	2	(72)	202	91
Net unrealized appreciation (depreciation) of investments	(50)	(418)	6,231	(236)	(112)
Net realized and unrealized gain (loss) on investments	(27)	(416)	6,159	(34)	(21)
Net increase (decrease) in net assets resulting from operations	$ (29)	$ (466)	$ 6,193	$ 57	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 39	$ 100	$ 10	$ 283	$ 16
Expenses:					
Mortality and expense risk charges	25	177	17	66	18
Total expenses	25	177	17	66	18
Net investment income (loss)	14	(77)	(7)	217	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	266	672	65	215	78
Capital gains distributions	-	53	8	-	-
Total realized gain (loss) on investments and capital gains distributions	266	725	73	215	78
Net unrealized appreciation (depreciation) of investments	(235)	3,542	530	249	263
Net realized and unrealized gain (loss) on investments	31	4,267	603	464	341
Net increase (decrease) in net assets resulting from operations	$ 45	$ 4,190	$ 596	$ 681	$ 339

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 43	$ 14	$ 57	$ 55
Expenses:					
Mortality and expense risk charges	2	46	10	65	56
Total expenses	2	46	10	65	56
Net investment income (loss)	(1)	(3)	4	(8)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	18	182	141	49	(28)
Capital gains distributions	-	-	-	111	141
Total realized gain (loss) on investments and capital gains distributions	18	182	141	160	113
Net unrealized appreciation (depreciation) of investments	11	376	107	(525)	(551)
Net realized and unrealized gain (loss) on investments	29	558	248	(365)	(438)
Net increase (decrease) in net assets resulting from operations	$ 28	$ 555	$ 252	$ (373)	$ (439)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 25	$ 4	$ 581	$ 135	$ 26
Expenses:					
Mortality and expense risk charges	33	4	915	54	16
Total expenses	33	4	915	54	16
Net investment income (loss)	(8)	-	(334)	81	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	255	11	2,764	471	65
Capital gains distributions	62	11	1,014	-	-
Total realized gain (loss) on investments and capital gains distributions	317	22	3,778	471	65
Net unrealized appreciation (depreciation) of investments	538	122	14,905	1,095	273
Net realized and unrealized gain (loss) on investments	855	144	18,683	1,566	338
Net increase (decrease) in net assets resulting from operations	$ 847	$ 144	$ 18,349	$ 1,647	$ 348

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 718	$ 21	$ 48	$ 81
Expenses:					
Mortality and expense risk charges	13	380	9	22	107
Total expenses	13	380	9	22	107
Net investment income (loss)	(3)	338	12	26	(26)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	98	(160)	60	140	613
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	98	(160)	60	140	613
Net unrealized appreciation (depreciation) of investments	232	4,763	108	243	1,568
Net realized and unrealized gain (loss) on investments	330	4,603	168	383	2,181
Net increase (decrease) in net assets resulting from operations	$ 327	$ 4,941	$ 180	$ 409	$ 2,155

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 282	$ 165	$ 19	$ 5	$ 100
Expenses:					
Mortality and expense risk charges	55	58	12	5	35
Total expenses	55	58	12	5	35
Net investment income (loss)	227	107	7	-	65
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	106	30	630	142	12
Capital gains distributions	-	51	-	-	37
Total realized gain (loss) on investments and capital gains distributions	106	81	630	142	49
Net unrealized appreciation (depreciation) of investments	(122)	(332)	(297)	(43)	(17)
Net realized and unrealized gain (loss) on investments	(16)	(251)	333	99	32
Net increase (decrease) in net assets resulting from operations	$ 211	$ (144)	$ 340	$ 99	$ 97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 96	$ 94	$ 146	$ 226	$ 103
Expenses:					
Mortality and expense risk charges	62	55	63	180	63
Total expenses	62	55	63	180	63
Net investment income (loss)	34	39	83	46	40
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	161	276	216	1,010	521
Capital gains distributions	-	-	-	1,203	5
Total realized gain (loss) on investments and capital gains distributions	161	276	216	2,213	526
Net unrealized appreciation (depreciation) of investments	595	281	137	1,317	1,003
Net realized and unrealized gain (loss) on investments	756	557	353	3,530	1,529
Net increase (decrease) in net assets resulting from operations	$ 790	$ 596	$ 436	$ 3,576	$ 1,569

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 32	$ 6	$ 1	$ -	$ -
Expenses:					
Mortality and expense risk charges	36	5	1	717	1
Total expenses	36	5	1	717	1
Net investment income (loss)	(4)	1	-	(717)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(7)	34	2	-	-
Capital gains distributions	-	-	2	11	-
Total realized gain (loss) on investments and capital gains distributions	(7)	34	4	11	-
Net unrealized appreciation (depreciation) of investments	383	70	15	-	-
Net realized and unrealized gain (loss) on investments	376	104	19	11	-
Net increase (decrease) in net assets resulting from operations	$ 372	$ 105	$ 19	$ (706)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Global Bond Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 27	$ 78	$ 33	$ 5	$ 614
Expenses:					
Mortality and expense risk					
charges	17	63	25	5	358
Total expenses	17	63	25	5	358
Net investment income (loss)	10	15	8	-	256
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	120	674	244	53	(133)
Capital gains distributions	77	232	-	-	758
Total realized gain (loss) on investments					
and capital gains distributions	197	906	244	53	625
Net unrealized appreciation					
(depreciation) of investments	419	971	411	114	(2,564)
Net realized and unrealized gain (loss)					
on investments	616	1,877	655	167	(1,939)
Net increase (decrease) in net assets					
resulting from operations	$ 626	$ 1,892	$ 663	$ 167	$ (1,683)

The accompanying notes are an integral part of these financial statements.

	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 103	$ 9	$ 702	$ 17
Expenses:					
Mortality and expense risk charges	1	31	9	608	24
Total expenses	1	31	9	608	24
Net investment income (loss)	1	72	-	94	(7)
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	(3)	706	83	824	60
Capital gains distributions	3	-	-	-	91
Total realized gain (loss) on investments and capital gains distributions	-	706	83	824	151
Net unrealized appreciation (depreciation) of investments	(7)	85	218	9,737	553
Net realized and unrealized gain (loss) on investments	(7)	791	301	10,561	704
Net increase (decrease) in net assets resulting from operations	$ (6)	$ 863	$ 301	$ 10,655	$ 697

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,088	$ 360	$ 871	$ 81	$ 68
Expenses:					
Mortality and expense risk					
charges	965	106	217	25	25
Total expenses	965	106	217	25	25
Net investment income (loss)	123	254	654	56	43
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,413	123	1,869	58	48
Capital gains distributions	-	74	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4,413	197	1,869	58	48
Net unrealized appreciation					
(depreciation) of investments	14,034	(801)	(689)	83	343
Net realized and unrealized gain (loss)					
on investments	18,447	(604)	1,180	141	391
Net increase (decrease) in net assets					
resulting from operations	$ 18,570	$ (350)	$ 1,834	$ 197	$ 434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 101	$ 37	$ 36	$ 128	$ 6
Expenses:					
Mortality and expense risk					
charges	43	18	9	520	412
Total expenses	43	18	9	520	412
Net investment income (loss)	58	19	27	(392)	(406)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	51	53	14	1,890	1,959
Capital gains distributions	-	-	-	501	-
Total realized gain (loss) on investments					
and capital gains distributions	51	53	14	2,391	1,959
Net unrealized appreciation					
(depreciation) of investments	830	383	26	10,891	9,105
Net realized and unrealized gain (loss)					
on investments	881	436	40	13,282	11,064
Net increase (decrease) in net assets					
resulting from operations	$ 939	$ 455	$ 67	$ 12,890	$ 10,658

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 255	$ 57	$ 183	$ 146	$ 210
Expenses:					
Mortality and expense risk charges	194	35	93	101	127
Total expenses	194	35	93	101	127
Net investment income (loss)	61	22	90	45	83
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(366)	2,143	117	(88)	(308)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(366)	2,143	117	(88)	(308)
Net unrealized appreciation (depreciation) of investments	3,309	(950)	519	1,719	1,644
Net realized and unrealized gain (loss) on investments	2,943	1,193	636	1,631	1,336
Net increase (decrease) in net assets resulting from operations	$ 3,004	$ 1,215	$ 726	$ 1,676	$ 1,419

The accompanying notes are an integral part of these financial statements.

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Net investment income (loss)					
Investment Income:					
Dividends	$ 15	$ 3,042	$ 66	$ 230	$ 278
Expenses:					
Mortality and expense risk charges	22	2,591	9	60	131
Total expenses	22	2,591	9	60	131
Net investment income (loss)	(7)	451	57	170	147
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	40	17,746	(376)	(560)	(625)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	40	17,746	(376)	(560)	(625)
Net unrealized appreciation (depreciation) of investments	397	40,044	307	412	317
Net realized and unrealized gain (loss) on investments	437	57,790	(69)	(148)	(308)
Net increase (decrease) in net assets resulting from operations	$ 430	$ 58,241	$ (12)	$ 22	$ (161)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 157	$ -	$ 2	$ 1,241	$ 121
Expenses:					
Mortality and expense risk charges	88	12	-	793	94
Total expenses	88	12	-	793	94
Net investment income (loss)	69	(12)	2	448	27
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(50)	(700)	1	916	949
Capital gains distributions	-	662	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(50)	(38)	1	916	949
Net unrealized appreciation (depreciation) of investments	(124)	250	7	16,894	2,152
Net realized and unrealized gain (loss) on investments	(174)	212	8	17,810	3,101
Net increase (decrease) in net assets resulting from operations	$ (105)	$ 200	$ 10	$ 18,258	$ 3,128

The accompanying notes are an integral part of these financial statements.

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 37	$ 188	$ -	$ 395	$ 258
Expenses:					
Mortality and expense risk charges	34	96	1	342	201
Total expenses	34	96	1	342	201
Net investment income (loss)	3	92	(1)	53	57
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	81	250	1	2,109	1,153
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	81	250	1	2,109	1,153
Net unrealized appreciation (depreciation) of investments	1,278	1,153	17	4,990	2,993
Net realized and unrealized gain (loss) on investments	1,359	1,403	18	7,099	4,146
Net increase (decrease) in net assets resulting from operations	$ 1,362	$ 1,495	$ 17	$ 7,152	$ 4,203

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 128	$ 20	$ 7	$ 7	$ 13
Expenses:					
Mortality and expense risk charges	87	19	8	6	8
Total expenses	87	19	8	6	8
Net investment income (loss)	41	1	(1)	1	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	694	86	26	33	49
Capital gains distributions	54	9	-	18	34
Total realized gain (loss) on investments and capital gains distributions	748	95	26	51	83
Net unrealized appreciation (depreciation) of investments	1,251	263	248	137	229
Net realized and unrealized gain (loss) on investments	1,999	358	274	188	312
Net increase (decrease) in net assets resulting from operations	$ 2,040	$ 359	$ 273	$ 189	$ 317

The accompanying notes are an integral part of these financial statements.

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 145	$ 24	$ 37	$ 2	$ -
Expenses:					
Mortality and expense risk charges	335	11	13	59	44
Total expenses	335	11	13	59	44
Net investment income (loss)	(190)	13	24	(57)	(44)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	641	(5)	50	405	471
Capital gains distributions	2,252	12	-	158	92
Total realized gain (loss) on investments and capital gains distributions	2,893	7	50	563	563
Net unrealized appreciation (depreciation) of investments	6,047	(62)	190	866	459
Net realized and unrealized gain (loss) on investments	8,940	(55)	240	1,429	1,022
Net increase (decrease) in net assets resulting from operations	$ 8,750	$ (42)	$ 264	$ 1,372	$ 978

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ -	$ -	$ 8
Expenses:					
Mortality and expense risk charges	9	33	-	-	19
Total expenses	9	33	-	-	19
Net investment income (loss)	(9)	(33)	-	-	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	39	225	-	-	54
Capital gains distributions	59	165	-	-	-
Total realized gain (loss) on investments and capital gains distributions	98	390	-	-	54
Net unrealized appreciation (depreciation) of investments	234	474	1	-	450
Net realized and unrealized gain (loss) on investments	332	864	1	-	504
Net increase (decrease) in net assets resulting from operations	$ 323	$ 831	$ 1	$ -	$ 493

The accompanying notes are an integral part of these financial statements.

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 3	$ 9	$ 69
Expenses:					
Mortality and expense risk charges	3	-	4	9	52
Total expenses	3	-	4	9	52
Net investment income (loss)	(3)	-	(1)	-	17
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	56	-	1	217	155
Capital gains distributions	-	-	-	11	30
Total realized gain (loss) on investments and capital gains distributions	56	-	1	228	185
Net unrealized appreciation (depreciation) of investments	14	5	82	91	(816)
Net realized and unrealized gain (loss) on investments	70	5	83	319	(631)
Net increase (decrease) in net assets resulting from operations	$ 67	$ 5	$ 82	$ 319	$ (614)

The accompanying notes are an integral part of these financial statements.

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 33	$ 59	$ 8	$ 1
Expenses:					
Mortality and expense risk charges	9	7	19	22	9
Total expenses	9	7	19	22	9
Net investment income (loss)	1	26	40	(14)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(167)	19	(20)	234	16
Capital gains distributions	-	36	149	40	91
Total realized gain (loss) on investments and capital gains distributions	(167)	55	129	274	107
Net unrealized appreciation (depreciation) of investments	124	(16)	250	529	193
Net realized and unrealized gain (loss) on investments	(43)	39	379	803	300
Net increase (decrease) in net assets resulting from operations	$ (42)	$ 65	$ 419	$ 789	$ 292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net assets at January 1, 2012	$ -	$ 1,485	$ 2	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	(4)	3	-	-
Net unrealized appreciation (depreciation) of investments	(17)	173	-	1
Net increase (decrease) in net assets resulting from operations	(25)	175	-	1
Changes from principal transactions:				
Total unit transactions	718	(234)	4	6
Increase (decrease) in net assets derived from principal transactions	718	(234)	4	6
Total increase (decrease) in net assets	693	(59)	4	7
Net assets at December 31, 2012	693	1,426	6	9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	6	1	-
Total realized gain (loss) on investments and capital gains distributions	13	22	-	-
Net unrealized appreciation (depreciation) of investments	225	368	10	3
Net increase (decrease) in net assets resulting from operations	235	396	11	3
Changes from principal transactions:				
Total unit transactions	(137)	9	79	10
Increase (decrease) in net assets derived from principal transactions	(137)	9	79	10
Total increase (decrease) in net assets	98	405	90	13
Net assets at December 31, 2013	$ 791	$ 1,831	$ 96	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Net assets at January 1, 2012	$ 1,023	$ 1,125	$ 3,753	$ 1,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	27	240	(23)
Total realized gain (loss) on investments and capital gains distributions	-	10	(32)	30
Net unrealized appreciation (depreciation) of investments	99	(21)	272	233
Net increase (decrease) in net assets resulting from operations	99	16	480	240
Changes from principal transactions:				
Total unit transactions	(251)	(208)	(231)	(285)
Increase (decrease) in net assets derived from principal transactions	(251)	(208)	(231)	(285)
Total increase (decrease) in net assets	(152)	(192)	249	(45)
Net assets at December 31, 2012	871	933	4,002	1,565
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	18	217	(25)
Total realized gain (loss) on investments and capital gains distributions	170	-	(22)	233
Net unrealized appreciation (depreciation) of investments	(37)	(48)	19	361
Net increase (decrease) in net assets resulting from operations	132	(30)	214	569
Changes from principal transactions:				
Total unit transactions	(67)	(124)	(310)	(194)
Increase (decrease) in net assets derived from principal transactions	(67)	(124)	(310)	(194)
Total increase (decrease) in net assets	65	(154)	(96)	375
Net assets at December 31, 2013	$ 936	$ 779	$ 3,906	$ 1,940

The accompanying notes are an integral part of these financial statements.


VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)


	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2012	$ 5,042	$ 3,112	$ 1,482	$ 52,914
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(43)	49	(18)	925
Total realized gain (loss) on investments and capital gains distributions	336	261	-	1,150
Net unrealized appreciation (depreciation) of investments	136	34	-	5,791
Net increase (decrease) in net assets resulting from operations	429	344	(18)	7,866
Changes from principal transactions:				
Total unit transactions	(783)	(668)	(351)	(9,365)
Increase (decrease) in net assets derived from principal transactions	(783)	(668)	(351)	(9,365)
Total increase (decrease) in net assets	(354)	(324)	(369)	(1,499)
Net assets at December 31, 2012	4,688	2,788	1,113	51,415
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	43	(16)	685
Total realized gain (loss) on investments and capital gains distributions	190	86	-	2,819
Net unrealized appreciation (depreciation) of investments	502	398	-	9,577
Net increase (decrease) in net assets resulting from operations	672	527	(16)	13,081
Changes from principal transactions:				
Total unit transactions	(547)	(395)	(17)	(6,381)
Increase (decrease) in net assets derived from principal transactions	(547)	(395)	(17)	(6,381)
Total increase (decrease) in net assets	125	132	(33)	6,700
Net assets at December 31, 2013	$ 4,813	$ 2,920	$ 1,080	$ 58,115


The accompanying notes are an integral part of these financial statements.

55


VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2012	$ 9,281	$ 222	$ 3,450	$ 104,530
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	10	36	173
Total realized gain (loss) on investments and capital gains distributions	336	8	(248)	(4,345)
Net unrealized appreciation (depreciation) of investments	953	9	850	19,320
Net increase (decrease) in net assets resulting from operations	1,259	27	638	15,148
Changes from principal transactions:				
Total unit transactions	(970)	(11)	(489)	(16,002)
Increase (decrease) in net assets derived from principal transactions	(970)	(11)	(489)	(16,002)
Total increase (decrease) in net assets	289	16	149	(854)
Net assets at December 31, 2012	9,570	238	3,599	103,676
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	9	17	(401)
Total realized gain (loss) on investments and capital gains distributions	542	10	356	6,152
Net unrealized appreciation (depreciation) of investments	2,707	(9)	585	15,260
Net increase (decrease) in net assets resulting from operations	3,181	10	958	21,011
Changes from principal transactions:				
Total unit transactions	(841)	(35)	(361)	(80,506)
Increase (decrease) in net assets derived from principal transactions	(841)	(35)	(361)	(80,506)
Total increase (decrease) in net assets	2,340	(25)	597	(59,495)
Net assets at December 31, 2013	$ 11,910	$ 213	$ 4,196	$ 44,181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net assets at January 1, 2012	$ 18,731	$ 741	$ 2,787	$ 68,784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	120	7	(3)	1,312
Total realized gain (loss) on investments and capital gains distributions	827	19	310	(1,085)
Net unrealized appreciation (depreciation) of investments	1,665	6	94	7,825
Net increase (decrease) in net assets resulting from operations	2,612	32	401	8,052
Changes from principal transactions:				
Total unit transactions	(2,376)	(65)	(507)	(9,085)
Increase (decrease) in net assets derived from principal transactions	(2,376)	(65)	(507)	(9,085)
Total increase (decrease) in net assets	236	(33)	(106)	(1,033)
Net assets at December 31, 2012	18,967	708	2,681	67,751
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	96	4	14	648
Total realized gain (loss) on investments and capital gains distributions	923	7	266	(344)
Net unrealized appreciation (depreciation) of investments	4,475	(33)	611	9,776
Net increase (decrease) in net assets resulting from operations	5,494	(22)	891	10,080
Changes from principal transactions:				
Total unit transactions	(2,234)	(104)	(111)	(3,674)
Increase (decrease) in net assets derived from principal transactions	(2,234)	(104)	(111)	(3,674)
Total increase (decrease) in net assets	3,260	(126)	780	6,406
Net assets at December 31, 2013	$ 22,227	$ 582	$ 3,461	$ 74,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio
Net assets at January 1, 2012	$ 101,540	$ 119	$ 9,304	$ 138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,815	-	7	-
Total realized gain (loss) on investments and capital gains distributions	64	6	(627)	17
Net unrealized appreciation (depreciation) of investments	4,523	41	1,905	(4)
Net increase (decrease) in net assets resulting from operations	8,402	47	1,285	13
Changes from principal transactions:				
Total unit transactions	4,696	904	(2,741)	(12)
Increase (decrease) in net assets derived from principal transactions	4,696	904	(2,741)	(12)
Total increase (decrease) in net assets	13,098	951	(1,456)	1
Net assets at December 31, 2012	114,638	1,070	7,848	139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,344	-	(28)	-
Total realized gain (loss) on investments and capital gains distributions	2,427	49	447	3
Net unrealized appreciation (depreciation) of investments	(6,162)	237	1,031	29
Net increase (decrease) in net assets resulting from operations	(1,391)	286	1,450	32
Changes from principal transactions:				
Total unit transactions	(7,734)	1,026	(777)	198
Increase (decrease) in net assets derived from principal transactions	(7,734)	1,026	(777)	198
Total increase (decrease) in net assets	(9,125)	1,312	673	230
Net assets at December 31, 2013	$ 105,513	$ 2,382	$ 8,521	$ 369

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2012	$ 392	$ 328	$ 3,386	$ 20,996
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(26)	(106)
Total realized gain (loss) on investments and capital gains distributions	17	20	272	(631)
Net unrealized appreciation (depreciation) of investments	44	-	(39)	3,514
Net increase (decrease) in net assets resulting from operations	60	20	207	2,777
Changes from principal transactions:				
Total unit transactions	(63)	17	1,930	(2,860)
Increase (decrease) in net assets derived from principal transactions	(63)	17	1,930	(2,860)
Total increase (decrease) in net assets	(3)	37	2,137	(83)
Net assets at December 31, 2012	389	365	5,523	20,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(2)	(50)	34
Total realized gain (loss) on investments and capital gains distributions	241	23	2	(72)
Net unrealized appreciation (depreciation) of investments	89	(50)	(418)	6,231
Net increase (decrease) in net assets resulting from operations	321	(29)	(466)	6,193
Changes from principal transactions:				
Total unit transactions	799	(11)	(2,254)	(2,333)
Increase (decrease) in net assets derived from principal transactions	799	(11)	(2,254)	(2,333)
Total increase (decrease) in net assets	1,120	(40)	(2,720)	3,860
Net assets at December 31, 2013	$ 1,509	$ 325	$ 2,803	$ 24,773

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2012	$ 1,590	$ 858	$ 2,480	$ 13,010
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(6)	3	(55)
Total realized gain (loss) on investments and capital gains distributions	84	(16)	172	340
Net unrealized appreciation (depreciation) of investments	296	238	183	1,387
Net increase (decrease) in net assets resulting from operations	379	216	358	1,672
Changes from principal transactions:				
Total unit transactions	(63)	59	203	(2,021)
Increase (decrease) in net assets derived from principal transactions	(63)	59	203	(2,021)
Total increase (decrease) in net assets	316	275	561	(349)
Net assets at December 31, 2012	1,906	1,133	3,041	12,661
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	91	47	14	(77)
Total realized gain (loss) on investments and capital gains distributions	202	91	266	725
Net unrealized appreciation (depreciation) of investments	(236)	(112)	(235)	3,542
Net increase (decrease) in net assets resulting from operations	57	26	45	4,190
Changes from principal transactions:				
Total unit transactions	(148)	(30)	(382)	(1,493)
Increase (decrease) in net assets derived from principal transactions	(148)	(30)	(382)	(1,493)
Total increase (decrease) in net assets	(91)	(4)	(337)	2,697
Net assets at December 31, 2013	$ 1,815	$ 1,129	$ 2,704	$ 15,358

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Net assets at January 1, 2012	$ 1,494	$ 4,340	$ 1,424	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	205	4	-
Total realized gain (loss) on investments and capital gains distributions	62	108	30	-
Net unrealized appreciation (depreciation) of investments	142	173	125	-
Net increase (decrease) in net assets resulting from operations	201	486	159	-
Changes from principal transactions:				
Total unit transactions	(144)	79	(266)	284
Increase (decrease) in net assets derived from principal transactions	(144)	79	(266)	284
Total increase (decrease) in net assets	57	565	(107)	284
Net assets at December 31, 2012	1,551	4,905	1,317	284
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	217	(2)	(1)
Total realized gain (loss) on investments and capital gains distributions	73	215	78	18
Net unrealized appreciation (depreciation) of investments	530	249	263	11
Net increase (decrease) in net assets resulting from operations	596	681	339	28
Changes from principal transactions:				
Total unit transactions	279	454	(11)	(194)
Increase (decrease) in net assets derived from principal transactions	279	454	(11)	(194)
Total increase (decrease) in net assets	875	1,135	328	(166)
Net assets at December 31, 2013	$ 2,426	$ 6,040	$ 1,645	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2012	$ 6,365	$ 854	$ 5,594	$ 6,010
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	8	(75)	(59)
Total realized gain (loss) on investments and capital gains distributions	527	21	422	116
Net unrealized appreciation (depreciation) of investments	(756)	79	586	1,056
Net increase (decrease) in net assets resulting from operations	(243)	108	933	1,113
Changes from principal transactions:				
Total unit transactions	(1,037)	(233)	(646)	493
Increase (decrease) in net assets derived from principal transactions	(1,037)	(233)	(646)	493
Total increase (decrease) in net assets	(1,280)	(125)	287	1,606
Net assets at December 31, 2012	5,085	729	5,881	7,616
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	4	(8)	(1)
Total realized gain (loss) on investments and capital gains distributions	182	141	160	113
Net unrealized appreciation (depreciation) of investments	376	107	(525)	(551)
Net increase (decrease) in net assets resulting from operations	555	252	(373)	(439)
Changes from principal transactions:				
Total unit transactions	(1,263)	99	(985)	(896)
Increase (decrease) in net assets derived from principal transactions	(1,263)	99	(985)	(896)
Total increase (decrease) in net assets	(708)	351	(1,358)	(1,335)
Net assets at December 31, 2013	$ 4,377	$ 1,080	$ 4,523	$ 6,281

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2012	$ 2,181	$ 187	$ 27,275	$ 4,756
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(2)	(256)	84
Total realized gain (loss) on investments and capital gains distributions	46	18	1,857	245
Net unrealized appreciation (depreciation) of investments	340	21	3,272	304
Net increase (decrease) in net assets resulting from operations	368	37	4,873	633
Changes from principal transactions:				
Total unit transactions	(329)	(17)	5,172	(64)
Increase (decrease) in net assets derived from principal transactions	(329)	(17)	5,172	(64)
Total increase (decrease) in net assets	39	20	10,045	569
Net assets at December 31, 2012	2,220	207	37,320	5,325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	-	(334)	81
Total realized gain (loss) on investments and capital gains distributions	317	22	3,778	471
Net unrealized appreciation (depreciation) of investments	538	122	14,905	1,095
Net increase (decrease) in net assets resulting from operations	847	144	18,349	1,647
Changes from principal transactions:				
Total unit transactions	40	398	59,623	912
Increase (decrease) in net assets derived from principal transactions	40	398	59,623	912
Total increase (decrease) in net assets	887	542	77,972	2,559
Net assets at December 31, 2013	$ 3,107	$ 749	$ 115,292	$ 7,884

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2012	$ 431	$ 1,571	$ 32,630	$ 886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(8)	453	16
Total realized gain (loss) on investments and capital gains distributions	12	303	(722)	42
Net unrealized appreciation (depreciation) of investments	69	(118)	3,335	32
Net increase (decrease) in net assets resulting from operations	89	177	3,066	90
Changes from principal transactions:				
Total unit transactions	458	(818)	(5,685)	(6)
Increase (decrease) in net assets derived from principal transactions	458	(818)	(5,685)	(6)
Total increase (decrease) in net assets	547	(641)	(2,619)	84
Net assets at December 31, 2012	978	930	30,011	970
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(3)	338	12
Total realized gain (loss) on investments and capital gains distributions	65	98	(160)	60
Net unrealized appreciation (depreciation) of investments	273	232	4,763	108
Net increase (decrease) in net assets resulting from operations	348	327	4,941	180
Changes from principal transactions:				
Total unit transactions	650	(1)	(4,471)	244
Increase (decrease) in net assets derived from principal transactions	650	(1)	(4,471)	244
Total increase (decrease) in net assets	998	326	470	424
Net assets at December 31, 2013	$ 1,976	$ 1,256	$ 30,481	$ 1,394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Net assets at January 1, 2012	$ 2,770	$ 7,951	$ 4,207	$ 2,004
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	17	240	75
Total realized gain (loss) on investments and capital gains distributions	231	414	68	11
Net unrealized appreciation (depreciation) of investments	9	278	242	142
Net increase (decrease) in net assets resulting from operations	291	709	550	228
Changes from principal transactions:				
Total unit transactions	(738)	(1,066)	242	2,131
Increase (decrease) in net assets derived from principal transactions	(738)	(1,066)	242	2,131
Total increase (decrease) in net assets	(447)	(357)	792	2,359
Net assets at December 31, 2012	2,323	7,594	4,999	4,363
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	(26)	227	107
Total realized gain (loss) on investments and capital gains distributions	140	613	106	81
Net unrealized appreciation (depreciation) of investments	243	1,568	(122)	(332)
Net increase (decrease) in net assets resulting from operations	409	2,155	211	(144)
Changes from principal transactions:				
Total unit transactions	(240)	(477)	(769)	262
Increase (decrease) in net assets derived from principal transactions	(240)	(477)	(769)	262
Total increase (decrease) in net assets	169	1,678	(558)	118
Net assets at December 31, 2013	$ 2,492	$ 9,272	$ 4,441	$ 4,481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Net assets at January 1, 2012	$ 2,100	$ 579	$ 846	$ 4,575
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(2)	22	50
Total realized gain (loss) on investments and capital gains distributions	7	22	44	109
Net unrealized appreciation (depreciation) of investments	189	33	21	347
Net increase (decrease) in net assets resulting from operations	201	53	87	506
Changes from principal transactions:				
Total unit transactions	(345)	(71)	1,050	(545)
Increase (decrease) in net assets derived from principal transactions	(345)	(71)	1,050	(545)
Total increase (decrease) in net assets	(144)	(18)	1,137	(39)
Net assets at December 31, 2012	1,956	561	1,983	4,536
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	-	65	34
Total realized gain (loss) on investments and capital gains distributions	630	142	49	161
Net unrealized appreciation (depreciation) of investments	(297)	(43)	(17)	595
Net increase (decrease) in net assets resulting from operations	340	99	97	790
Changes from principal transactions:				
Total unit transactions	(2,296)	(660)	1,416	(131)
Increase (decrease) in net assets derived from principal transactions	(2,296)	(660)	1,416	(131)
Total increase (decrease) in net assets	(1,956)	(561)	1,513	659
Net assets at December 31, 2013	$ -	$ -	$ 3,496	$ 5,195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2012	$ 5,336	$ 6,382	$ 12,364	$ 5,626
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	108	107	51
Total realized gain (loss) on investments and capital gains distributions	227	361	720	739
Net unrealized appreciation (depreciation) of investments	199	31	910	52
Net increase (decrease) in net assets resulting from operations	500	500	1,737	842
Changes from principal transactions:				
Total unit transactions	(1,307)	(1,880)	1,700	(1,258)
Increase (decrease) in net assets derived from principal transactions	(1,307)	(1,880)	1,700	(1,258)
Total increase (decrease) in net assets	(807)	(1,380)	3,437	(416)
Net assets at December 31, 2012	4,529	5,002	15,801	5,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	83	46	40
Total realized gain (loss) on investments and capital gains distributions	276	216	2,213	526
Net unrealized appreciation (depreciation) of investments	281	137	1,317	1,003
Net increase (decrease) in net assets resulting from operations	596	436	3,576	1,569
Changes from principal transactions:				
Total unit transactions	(785)	336	3,349	76
Increase (decrease) in net assets derived from principal transactions	(785)	336	3,349	76
Total increase (decrease) in net assets	(189)	772	6,925	1,645
Net assets at December 31, 2013	$ 4,340	$ 5,774	$ 22,726	$ 6,855

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I
Net assets at January 1, 2012	$ 3,476	$ 297	$ 57	$ 82,585
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	2	1	(855)
Total realized gain (loss) on investments and capital gains distributions	(466)	20	5	-
Net unrealized appreciation (depreciation) of investments	1,044	34	3	-
Net increase (decrease) in net assets resulting from operations	548	56	9	(855)
Changes from principal transactions:				
Total unit transactions	(845)	(4)	4	(12,764)
Increase (decrease) in net assets derived from principal transactions	(845)	(4)	4	(12,764)
Total increase (decrease) in net assets	(297)	52	13	(13,619)
Net assets at December 31, 2012	3,179	349	70	68,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	1	-	(717)
Total realized gain (loss) on investments and capital gains distributions	(7)	34	4	11
Net unrealized appreciation (depreciation) of investments	383	70	15	-
Net increase (decrease) in net assets resulting from operations	372	105	19	(706)
Changes from principal transactions:				
Total unit transactions	(438)	108	(7)	(15,551)
Increase (decrease) in net assets derived from principal transactions	(438)	108	(7)	(15,551)
Total increase (decrease) in net assets	(66)	213	12	(16,257)
Net assets at December 31, 2013	$ 3,113	$ 562	$ 82	$ 52,709

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class
Net assets at January 1, 2012	$ 273	$ 1,740	$ 3,850	$ 2,042
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	8	(40)	(16)
Total realized gain (loss) on investments and capital gains distributions	-	263	82	118
Net unrealized appreciation (depreciation) of investments	-	(11)	674	118
Net increase (decrease) in net assets resulting from operations	(1)	260	716	220
Changes from principal transactions:				
Total unit transactions	(198)	(122)	(5)	(200)
Increase (decrease) in net assets derived from principal transactions	(198)	(122)	(5)	(200)
Total increase (decrease) in net assets	(199)	138	711	20
Net assets at December 31, 2012	74	1,878	4,561	2,062
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	10	15	8
Total realized gain (loss) on investments and capital gains distributions	-	197	906	244
Net unrealized appreciation (depreciation) of investments	-	419	971	411
Net increase (decrease) in net assets resulting from operations	(1)	626	1,892	663
Changes from principal transactions:				
Total unit transactions	4	265	1,095	(113)
Increase (decrease) in net assets derived from principal transactions	4	265	1,095	(113)
Total increase (decrease) in net assets	3	891	2,987	550
Net assets at December 31, 2013	$ 77	$ 2,769	$ 7,548	$ 2,612

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class
Net assets at January 1, 2012	$ 446	$ 37,677	$ 146	$ 12,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1,724	5	(89)
Total realized gain (loss) on investments and capital gains distributions	22	393	(1)	270
Net unrealized appreciation (depreciation) of investments	35	180	4	773
Net increase (decrease) in net assets resulting from operations	54	2,297	8	954
Changes from principal transactions:				
Total unit transactions	(81)	(5,926)	(17)	(1,802)
Increase (decrease) in net assets derived from principal transactions	(81)	(5,926)	(17)	(1,802)
Total increase (decrease) in net assets	(27)	(3,629)	(9)	(848)
Net assets at December 31, 2012	419	34,048	137	11,450
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	256	1	72
Total realized gain (loss) on investments and capital gains distributions	53	625	-	706
Net unrealized appreciation (depreciation) of investments	114	(2,564)	(7)	85
Net increase (decrease) in net assets resulting from operations	167	(1,683)	(6)	863
Changes from principal transactions:				
Total unit transactions	35	(5,911)	(36)	(12,313)
Increase (decrease) in net assets derived from principal transactions	35	(5,911)	(36)	(12,313)
Total increase (decrease) in net assets	202	(7,594)	(42)	(11,450)
Net assets at December 31, 2013	$ 621	$ 26,454	$ 95	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2012	$ 813	$ 50,725	$ 1,872	$ 73,458
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	532	(3)	92
Total realized gain (loss) on investments and capital gains distributions	10	193	(6)	1,423
Net unrealized appreciation (depreciation) of investments	126	4,737	362	12,363
Net increase (decrease) in net assets resulting from operations	139	5,462	353	13,878
Changes from principal transactions:				
Total unit transactions	(90)	(8,680)	(49)	(10,027)
Increase (decrease) in net assets derived from principal transactions	(90)	(8,680)	(49)	(10,027)
Total increase (decrease) in net assets	49	(3,218)	304	3,851
Net assets at December 31, 2012	862	47,507	2,176	77,309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	94	(7)	123
Total realized gain (loss) on investments and capital gains distributions	83	824	151	4,413
Net unrealized appreciation (depreciation) of investments	218	9,737	553	14,034
Net increase (decrease) in net assets resulting from operations	301	10,655	697	18,570
Changes from principal transactions:				
Total unit transactions	126	(5,186)	345	(12,070)
Increase (decrease) in net assets derived from principal transactions	126	(5,186)	345	(12,070)
Total increase (decrease) in net assets	427	5,469	1,042	6,500
Net assets at December 31, 2013	$ 1,289	$ 52,976	$ 3,218	$ 83,809

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2012	$ 12,993	$ 16,258	$ 3,208	$ 2,159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	270	797	122	45
Total realized gain (loss) on investments and capital gains distributions	208	1,264	136	35
Net unrealized appreciation (depreciation) of investments	370	224	72	196
Net increase (decrease) in net assets resulting from operations	848	2,285	330	276
Changes from principal transactions:				
Total unit transactions	(393)	(1,446)	(1,430)	229
Increase (decrease) in net assets derived from principal transactions	(393)	(1,446)	(1,430)	229
Total increase (decrease) in net assets	455	839	(1,100)	505
Net assets at December 31, 2012	13,448	17,097	2,108	2,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	254	654	56	43
Total realized gain (loss) on investments and capital gains distributions	197	1,869	58	48
Net unrealized appreciation (depreciation) of investments	(801)	(689)	83	343
Net increase (decrease) in net assets resulting from operations	(350)	1,834	197	434
Changes from principal transactions:				
Total unit transactions	(3,769)	(943)	516	352
Increase (decrease) in net assets derived from principal transactions	(3,769)	(943)	516	352
Total increase (decrease) in net assets	(4,119)	891	713	786
Net assets at December 31, 2013	$ 9,329	$ 17,988	$ 2,821	$ 3,450

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2012	$ 3,402	$ 1,424	$ 1,072	$ 41,422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	19	49	(285)
Total realized gain (loss) on investments and capital gains distributions	70	62	13	4,608
Net unrealized appreciation (depreciation) of investments	381	142	38	1,605
Net increase (decrease) in net assets resulting from operations	503	223	100	5,928
Changes from principal transactions:				
Total unit transactions	525	137	25	(6,289)
Increase (decrease) in net assets derived from principal transactions	525	137	25	(6,289)
Total increase (decrease) in net assets	1,028	360	125	(361)
Net assets at December 31, 2012	4,430	1,784	1,197	41,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	58	19	27	(392)
Total realized gain (loss) on investments and capital gains distributions	51	53	14	2,391
Net unrealized appreciation (depreciation) of investments	830	383	26	10,891
Net increase (decrease) in net assets resulting from operations	939	455	67	12,890
Changes from principal transactions:				
Total unit transactions	793	500	(137)	(5,554)
Increase (decrease) in net assets derived from principal transactions	793	500	(137)	(5,554)
Total increase (decrease) in net assets	1,732	955	(70)	7,336
Net assets at December 31, 2013	$ 6,162	$ 2,739	$ 1,127	$ 48,397

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2012	$ 28,652	$ 14,333	$ 12,801	$ 7,590
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(334)	76	(42)	103
Total realized gain (loss) on investments and capital gains distributions	1,467	(1,019)	523	(215)
Net unrealized appreciation (depreciation) of investments	3,719	3,739	1,008	892
Net increase (decrease) in net assets resulting from operations	4,852	2,796	1,489	780
Changes from principal transactions:				
Total unit transactions	(3,616)	314	(2,080)	(1,377)
Increase (decrease) in net assets derived from principal transactions	(3,616)	314	(2,080)	(1,377)
Total increase (decrease) in net assets	1,236	3,110	(591)	(597)
Net assets at December 31, 2012	29,888	17,443	12,210	6,993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(406)	61	22	90
Total realized gain (loss) on investments and capital gains distributions	1,959	(366)	2,143	117
Net unrealized appreciation (depreciation) of investments	9,105	3,309	(950)	519
Net increase (decrease) in net assets resulting from operations	10,658	3,004	1,215	726
Changes from principal transactions:				
Total unit transactions	(2,867)	(2,910)	(13,425)	(214)
Increase (decrease) in net assets derived from principal transactions	(2,867)	(2,910)	(13,425)	(214)
Total increase (decrease) in net assets	7,791	94	(12,210)	512
Net assets at December 31, 2013	$ 37,679	$ 17,537	$ -	$ 7,505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2012	$ 7,550	$ 9,597	$ 1,594	$ 198,743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	83	1	1,358
Total realized gain (loss) on investments and capital gains distributions	(232)	(575)	24	7,910
Net unrealized appreciation (depreciation) of investments	1,213	1,613	171	18,607
Net increase (decrease) in net assets resulting from operations	1,010	1,121	196	27,875
Changes from principal transactions:				
Total unit transactions	(612)	(1,103)	(199)	(28,059)
Increase (decrease) in net assets derived from principal transactions	(612)	(1,103)	(199)	(28,059)
Total increase (decrease) in net assets	398	18	(3)	(184)
Net assets at December 31, 2012	7,948	9,615	1,591	198,559
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	83	(7)	451
Total realized gain (loss) on investments and capital gains distributions	(88)	(308)	40	17,746
Net unrealized appreciation (depreciation) of investments	1,719	1,644	397	40,044
Net increase (decrease) in net assets resulting from operations	1,676	1,419	430	58,241
Changes from principal transactions:				
Total unit transactions	106	(810)	(175)	(7,989)
Increase (decrease) in net assets derived from principal transactions	106	(810)	(175)	(7,989)
Total increase (decrease) in net assets	1,782	609	255	50,252
Net assets at December 31, 2013	$ 9,730	$ 10,224	$ 1,846	$ 248,811

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net assets at January 1, 2012	$ 3,827	$ 9,642	$ 10,208	$ 7,759
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	55	43	85
Total realized gain (loss) on investments and capital gains distributions	(164)	(642)	(85)	(38)
Net unrealized appreciation (depreciation) of investments	72	497	(142)	(173)
Net increase (decrease) in net assets resulting from operations	(78)	(90)	(184)	(126)
Changes from principal transactions:				
Total unit transactions	(495)	(1,650)	(1,259)	(1,615)
Increase (decrease) in net assets derived from principal transactions	(495)	(1,650)	(1,259)	(1,615)
Total increase (decrease) in net assets	(573)	(1,740)	(1,443)	(1,741)
Net assets at December 31, 2012	3,254	7,902	8,765	6,018
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	57	170	147	69
Total realized gain (loss) on investments and capital gains distributions	(376)	(560)	(625)	(50)
Net unrealized appreciation (depreciation) of investments	307	412	317	(124)
Net increase (decrease) in net assets resulting from operations	(12)	22	(161)	(105)
Changes from principal transactions:				
Total unit transactions	(3,242)	(7,924)	(8,604)	(1,006)
Increase (decrease) in net assets derived from principal transactions	(3,242)	(7,924)	(8,604)	(1,006)
Total increase (decrease) in net assets	(3,254)	(7,902)	(8,765)	(1,111)
Net assets at December 31, 2013	$ -	$ -	$ -	$ 4,907

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2012	$ 5,733	$ 34	$ 64,463	$ 8,915
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(48)	2	299	10
Total realized gain (loss) on investments and capital gains distributions	658	-	(3,044)	(110)
Net unrealized appreciation (depreciation) of investments	(212)	6	10,940	1,554
Net increase (decrease) in net assets resulting from operations	398	8	8,195	1,454
Changes from principal transactions:				
Total unit transactions	(1,220)	(2)	(10,128)	(711)
Increase (decrease) in net assets derived from principal transactions	(1,220)	(2)	(10,128)	(711)
Total increase (decrease) in net assets	(822)	6	(1,933)	743
Net assets at December 31, 2012	4,911	40	62,530	9,658
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	2	448	27
Total realized gain (loss) on investments and capital gains distributions	(38)	1	916	949
Net unrealized appreciation (depreciation) of investments	250	7	16,894	2,152
Net increase (decrease) in net assets resulting from operations	200	10	18,258	3,128
Changes from principal transactions:				
Total unit transactions	(5,111)	(4)	(9,517)	(4,435)
Increase (decrease) in net assets derived from principal transactions	(5,111)	(4)	(9,517)	(4,435)
Total increase (decrease) in net assets	(4,911)	6	8,741	(1,307)
Net assets at December 31, 2013	$ -	$ 46	$ 71,271	$ 8,351

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2012	$ 3,572	$ 7,623	$ 34	$ 24,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	132	1	(29)
Total realized gain (loss) on investments and capital gains distributions	(120)	32	(1)	1,246
Net unrealized appreciation (depreciation) of investments	520	1,050	5	1,982
Net increase (decrease) in net assets resulting from operations	392	1,214	5	3,199
Changes from principal transactions:				
Total unit transactions	(616)	(981)	(23)	(2,706)
Increase (decrease) in net assets derived from principal transactions	(616)	(981)	(23)	(2,706)
Total increase (decrease) in net assets	(224)	233	(18)	493
Net assets at December 31, 2012	3,348	7,856	16	25,455
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	92	(1)	53
Total realized gain (loss) on investments and capital gains distributions	81	250	1	2,109
Net unrealized appreciation (depreciation) of investments	1,278	1,153	17	4,990
Net increase (decrease) in net assets resulting from operations	1,362	1,495	17	7,152
Changes from principal transactions:				
Total unit transactions	(129)	(652)	101	(3,872)
Increase (decrease) in net assets derived from principal transactions	(129)	(652)	101	(3,872)
Total increase (decrease) in net assets	1,233	843	118	3,280
Net assets at December 31, 2013	$ 4,581	$ 8,699	$ 134	$ 28,735

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2012	$ 14,736	$ 7,094	$ 1,283	$ 576
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	181	54	4	(3)
Total realized gain (loss) on investments and capital gains distributions	1,287	270	42	1
Net unrealized appreciation (depreciation) of investments	506	686	126	85
Net increase (decrease) in net assets resulting from operations	1,974	1,010	172	83
Changes from principal transactions:				
Total unit transactions	(2,376)	(787)	(179)	136
Increase (decrease) in net assets derived from principal transactions	(2,376)	(787)	(179)	136
Total increase (decrease) in net assets	(402)	223	(7)	219
Net assets at December 31, 2012	14,334	7,317	1,276	795
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	57	41	1	(1)
Total realized gain (loss) on investments and capital gains distributions	1,153	748	95	26
Net unrealized appreciation (depreciation) of investments	2,993	1,251	263	248
Net increase (decrease) in net assets resulting from operations	4,203	2,040	359	273
Changes from principal transactions:				
Total unit transactions	(1,114)	(1,619)	(118)	12
Increase (decrease) in net assets derived from principal transactions	(1,114)	(1,619)	(118)	12
Total increase (decrease) in net assets	3,089	421	241	285
Net assets at December 31, 2013	$ 17,423	$ 7,738	$ 1,517	$ 1,080

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I
Net assets at January 1, 2012	$ 500	$ 571	$ 26,266	$ 2,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	(204)	18
Total realized gain (loss) on investments and capital gains distributions	28	27	656	43
Net unrealized appreciation (depreciation) of investments	56	50	2,866	(23)
Net increase (decrease) in net assets resulting from operations	85	77	3,318	38
Changes from principal transactions:				
Total unit transactions	82	183	(3,726)	(1,322)
Increase (decrease) in net assets derived from principal transactions	82	183	(3,726)	(1,322)
Total increase (decrease) in net assets	167	260	(408)	(1,284)
Net assets at December 31, 2012	667	831	25,858	1,220
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	5	(190)	13
Total realized gain (loss) on investments and capital gains distributions	51	83	2,893	7
Net unrealized appreciation (depreciation) of investments	137	229	6,047	(62)
Net increase (decrease) in net assets resulting from operations	189	317	8,750	(42)
Changes from principal transactions:				
Total unit transactions	(67)	(66)	(3,995)	62
Increase (decrease) in net assets derived from principal transactions	(67)	(66)	(3,995)	62
Total increase (decrease) in net assets	122	251	4,755	20
Net assets at December 31, 2013	$ 789	$ 1,082	$ 30,613	$ 1,240

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2012	$ 1,333	$ 1,849	$ 3,438	$ 767
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(8)	(27)	(7)
Total realized gain (loss) on investments and capital gains distributions	25	246	555	107
Net unrealized appreciation (depreciation) of investments	187	9	(100)	17
Net increase (decrease) in net assets resulting from operations	235	247	428	117
Changes from principal transactions:				
Total unit transactions	(169)	(197)	(494)	14
Increase (decrease) in net assets derived from principal transactions	(169)	(197)	(494)	14
Total increase (decrease) in net assets	66	50	(66)	131
Net assets at December 31, 2012	1,399	1,899	3,372	898
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(57)	(44)	(9)
Total realized gain (loss) on investments and capital gains distributions	50	563	563	98
Net unrealized appreciation (depreciation) of investments	190	866	459	234
Net increase (decrease) in net assets resulting from operations	264	1,372	978	323
Changes from principal transactions:				
Total unit transactions	(143)	3,508	(545)	(25)
Increase (decrease) in net assets derived from principal transactions	(143)	3,508	(545)	(25)
Total increase (decrease) in net assets	121	4,880	433	298
Net assets at December 31, 2013	$ 1,520	$ 6,779	$ 3,805	$ 1,196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC
Net assets at January 1, 2012	$ 2,075	$ 14	$ -	$ 2,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	-	-	(8)
Total realized gain (loss) on investments and capital gains distributions	271	1	-	(122)
Net unrealized appreciation (depreciation) of investments	22	-	-	394
Net increase (decrease) in net assets resulting from operations	267	1	-	264
Changes from principal transactions:				
Total unit transactions	(45)	(8)	-	(459)
Increase (decrease) in net assets derived from principal transactions	(45)	(8)	-	(459)
Total increase (decrease) in net assets	222	(7)	-	(195)
Net assets at December 31, 2012	2,297	7	-	1,878
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	-	-	(11)
Total realized gain (loss) on investments and capital gains distributions	390	-	-	54
Net unrealized appreciation (depreciation) of investments	474	1	-	450
Net increase (decrease) in net assets resulting from operations	831	1	-	493
Changes from principal transactions:				
Total unit transactions	(155)	-	-	(340)
Increase (decrease) in net assets derived from principal transactions	(155)	-	-	(340)
Total increase (decrease) in net assets	676	1	-	153
Net assets at December 31, 2013	$ 2,973	$ 8	$ -	$ 2,031

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2012	$ 136	$ 47	$ 267	$ 599
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	-	(2)
Total realized gain (loss) on investments and capital gains distributions	1	(6)	(4)	5
Net unrealized appreciation (depreciation) of investments	22	10	45	103
Net increase (decrease) in net assets resulting from operations	21	4	41	106
Changes from principal transactions:				
Total unit transactions	(12)	(32)	(20)	60
Increase (decrease) in net assets derived from principal transactions	(12)	(32)	(20)	60
Total increase (decrease) in net assets	9	(28)	21	166
Net assets at December 31, 2012	145	19	288	765
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	(1)	-
Total realized gain (loss) on investments and capital gains distributions	56	-	1	228
Net unrealized appreciation (depreciation) of investments	14	5	82	91
Net increase (decrease) in net assets resulting from operations	67	5	82	319
Changes from principal transactions:				
Total unit transactions	214	(1)	(33)	(51)
Increase (decrease) in net assets derived from principal transactions	214	(1)	(33)	(51)
Total increase (decrease) in net assets	281	4	49	268
Net assets at December 31, 2013	$ 426	$ 23	$ 337	$ 1,033

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Net assets at January 1, 2012	$ 7,882	$ 1,027	$ 417	$ 1,705
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(3)	43	6
Total realized gain (loss) on investments and capital gains distributions	616	(9)	7	177
Net unrealized appreciation (depreciation) of investments	23	140	18	153
Net increase (decrease) in net assets resulting from operations	658	128	68	336
Changes from principal transactions:				
Total unit transactions	759	370	71	(299)
Increase (decrease) in net assets derived from principal transactions	759	370	71	(299)
Total increase (decrease) in net assets	1,417	498	139	37
Net assets at December 31, 2012	9,299	1,525	556	1,742
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1	26	40
Total realized gain (loss) on investments and capital gains distributions	185	(167)	55	129
Net unrealized appreciation (depreciation) of investments	(816)	124	(16)	250
Net increase (decrease) in net assets resulting from operations	(614)	(42)	65	419
Changes from principal transactions:				
Total unit transactions	(5,097)	(455)	13	426
Increase (decrease) in net assets derived from principal transactions	(5,097)	(455)	13	426
Total increase (decrease) in net assets	(5,711)	(497)	78	845
Net assets at December 31, 2013	$ 3,588	$ 1,028	$ 634	$ 2,587

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Wanger Select	Wanger USA
Net assets at January 1, 2012	$ 2,332	$ 705
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(10)	(5)
Total realized gain (loss) on investments and capital gains distributions	105	41
Net unrealized appreciation (depreciation) of investments	308	94
Net increase (decrease) in net assets resulting from operations	403	130
Changes from principal transactions:		
Total unit transactions	(99)	45
Increase (decrease) in net assets derived from principal transactions	(99)	45
Total increase (decrease) in net assets	304	175
Net assets at December 31, 2012	2,636	880
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(14)	(8)
Total realized gain (loss) on investments and capital gains distributions	274	107
Net unrealized appreciation (depreciation) of investments	529	193
Net increase (decrease) in net assets resulting from operations	789	292
Changes from principal transactions:		
Total unit transactions	(541)	75
Increase (decrease) in net assets derived from principal transactions	(541)	75
Total increase (decrease) in net assets	248	367
Net assets at December 31, 2013	$ 2,884	$ 1,247

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Groep N.V. ("ING") and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On April 11, 2013, plans to rebrand ING U.S., Inc. as Voya Financial were announced, and in January 2014, additional details regarding the operational and legal work associated with the rebranding were announced. On April 7, 2014, ING U.S., Inc. changed its legal name to Voya Financial, Inc.; and based on current expectations, in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, Voya Financial's remaining businesses will begin using the Voya Financial brand and all remaining Voya Financial legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. Voya Financial anticipates that the process of changing all marketing materials, operating materials and legal entity

names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2013, the Account had 122 investment divisions (the "Divisions"), 90 of which invest in independently managed mutual funds and 32 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2013 and related Trusts are as follows:

AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
  American Funds Insurance Series® Growth-Income
    Fund - Class 2
  American Funds Insurance Series® International
    Fund - Class 2
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Federated Insurance Series:
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated Kaufmann Fund II - Primary Shares
  Federated Managed Tail Risk Fund II - Primary Shares
  Federated Managed Volatility Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio
  Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio
  ING BlackRock Health Sciences Opportunities
    Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio -
    Institutional Class
  ING BlackRock Inflation Protected BondPortfolio -
    Institutional Class
  ING BlackRock Large Cap GrowthPortfolio - Service
    Class
  ING Clarion Global Real Estate Portfolio - Institutional
    Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class

ING Investors Trust (continued):
  ING FMR[SM] Diversified Mid Cap Portfolio -
  Institutional Class
  ING FMR[SM] Diversified Mid Cap Portfolio -
  Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy
    Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Growth and Income Portfolio - Service
    Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Multi-Manager Large Cap Core Portfolio -
    Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser
    Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S

ING Partners, Inc.:

ING Baron Growth Portfolio - Service Class

ING American Century Small-Mid Cap Value
Portfolio - Service Class

ING Columbia Contrarian Core Portfolio - Service
Class

ING Columbia Small Cap Value II Portfolio - Service
Class

ING Global Bond Portfolio - Initial Class

ING Global Bond Portfolio - Service Class

ING Invesco Comstock Portfolio - Service Class

ING Invesco Equity and Income Portfolio - Initial Class

ING JPMorgan Mid Cap Value Portfolio -
Service Class

ING Oppenheimer Global Portfolio - Initial Class

ING PIMCO Total Return Portfolio - Service Class

ING Pioneer High Yield Portfolio - Initial Class

ING Solution 2015 Portfolio - Service Class

ING Solution 2025 Portfolio - Service Class

ING Solution 2035 Portfolio - Service Class

ING Solution 2045 Portfolio - Service Class

ING Solution Income Portfolio - Service Class

ING T. Rowe Price Diversified Mid Cap Growth
Portfolio - Initial Class

ING T. Rowe Price Growth Equity Portfolio -
Initial Class

ING Templeton Foreign Equity Portfolio -
Initial Class

ING Strategic Allocation Portfolios, Inc.:

ING Strategic Allocation Conservative
Portfolio - Class I

ING Strategic Allocation Growth Portfolio -
Class I

ING Strategic Allocation Moderate Portfolio - Class I

ING Variable Funds:

ING Growth and Income Portfolio - Class A

ING Growth and Income Portfolio - Class I

ING Variable Insurance Trust:

ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:

ING Euro STOXX 50® Index Portfolio - Class I

ING Index Plus LargeCap Portfolio - Class I

ING Index Plus MidCap Portfolio - Class I

ING Index Plus SmallCap Portfolio - Class I

ING International Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):

ING International Index Portfolio - Class S

ING Russell™ Large Cap Growth Index Portfolio -
Class I

ING Russell™ Large Cap Index Portfolio - Class I

ING Russell™ Large Cap Value Index Portfolio -
Class I

ING Russell™ Large Cap Value Index Portfolio -
Class S

ING Russell™ Mid Cap Growth Index Portfolio -
Class S

ING Russell™ Mid Cap Index Portfolio - Class I

ING Russell™ Small Cap Index Portfolio - Class I

ING Small Company Portfolio - Class I

ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:

ING International Value Portfolio - Class I

ING MidCap Opportunities Portfolio - Class I

ING MidCap Opportunities Portfolio - Class S

ING SmallCap Opportunities Portfolio - Class I

ING SmallCap Opportunities Portfolio - Class S

Janus Aspen Series:

Janus Aspen Series Balanced Portfolio -
Institutional Shares

Janus Aspen Series Enterprise Portfolio -
Institutional Shares

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund MidCap Stock Portfolio -
Class VC

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA

PIMCO Variable Insurance Trust:

PIMCO Real Return Portfolio -
Administrative Class

Pioneer Variable Contracts Trust:

Pioneer Emerging Markets VCT Portfolio -
Class I

Pioneer High Yield VCT Portfolio - Class I

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

The names of certain Trusts and Divisions were changed during 2013. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds:	Van Kampen Equity Trust II:
Invesco V.I. American Franchise Fund - Series I Shares	Invesco Van Kampen American Franchise Fund - Class I Shares
Federated Insurance Series:	Federated Insurance Series:
Federated Managed Tail Risk Fund II - Primary Shares	Federated Capital Appreciation Fund II - Primary Shares
ING Investors Trust:	ING Investors Trust:
ING Invesco Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Contrarian Core Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
ING Invesco Comstock Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA
Oppenheimer Global Fund/VA	Oppenheimer Global Securities Fund/VA
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA

During 2013, the following Divisions were closed to contract owners:

ING Investors Trust:
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
ING Partners, Inc.:
  ING Growth and Income Core Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio – Class I

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the

contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Future Adoption of Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-08, "Financial Services-Investment Companies (Accounting Standards Codification ("ASC") Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements" ("ASU 2013-08"), which provides comprehensive guidance for assessing whether an entity is an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. ASU 2013-08 also requires an entity to disclose that it is an investment company and any changes to that status, as well as information about financial support provided or required to be provided to investees.

The provisions of ASU 2013-08 are effective for interim and annual reporting periods in years beginning after December 15, 2013, and should be applied prospectively for entities that are investment companies upon the effective date of the amendments. The Account is currently in the process of assessing the requirements of ASU 2013-08, but does not expect ASU 2013-08 to have an impact on its net assets or results of operations.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2013 and for the years ended December 31, 2013 and 2012, were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values

("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2013 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2013. The Account had no financial liabilities as of December 31, 2013.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through the redemption of units.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 2.00% is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature and Minimum Guaranteed Withdrawal Benefit, for Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

During the year ended December 31, 2013, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for a fee at annual rates ranging from 0.12% to 0.80% of the average net assets of each respective Fund.

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2013 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 15	$ 155
Invesco V.I. Core Equity Fund - Series I Shares	154	139
American Funds Insurance Series:		
American Funds Insurance Series® Growth-Income Fund - Class 2	80	1
American Funds Insurance Series® International Fund - Class 2	10	-
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	243	232
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II	70	176
Federated High Income Bond Fund II - Primary Shares	311	404
Federated Kaufmann Fund II - Primary Shares	279	347
Federated Managed Tail Risk Fund II - Primary Shares	204	672
Federated Managed Volatility Fund II	88	440
Federated Prime Money Fund II	113	146
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	6,075	8,140
Fidelity® VIP Growth Portfolio - Initial Class	1,001	1,903
Fidelity® VIP High Income Portfolio - Initial Class	14	39
Fidelity® VIP Overseas Portfolio - Initial Class	1,150	1,480
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	2,759	83,654
Fidelity® VIP Index 500 Portfolio - Initial Class	1,009	2,939
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	21	113
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	663	708
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class I	6,686	9,712
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class I	22,428	27,818
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	1,294	258
ING American Funds International Portfolio	1,108	1,912
ING American Funds World Allocation Portfolio	280	79
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	1,725	849
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	65	58
ING BlackRock Inflation Protected Bond Portfolio - Service Class	912	2,959
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,389	3,689
ING Clarion Global Real Estate Portfolio - Institutional Class	942	999
ING Clarion Global Real Estate Portfolio - Service Class	255	238

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Clarion Real Estate Portfolio - Service Class	$ 521	$ 889
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,056	2,573
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	500	219
ING Franklin Income Portfolio - Service Class	1,618	947
ING Franklin Mutual Shares Portfolio - Service Class	171	184
ING Franklin Templeton Founding Strategy Portfolio - Service Class	71	266
ING Global Resources Portfolio - Service Class	384	1,650
ING Invesco Growth and Income Portfolio - Service Class	412	310
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	623	1,505
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,604	2,360
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	667	573
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	455	45
ING Large Cap Growth Portfolio - Institutional Class	73,249	12,947
ING Large Cap Value Portfolio - Institutional Class	2,442	1,449
ING Large Cap Value Portfolio - Service Class	973	313
ING Marsico Growth Portfolio - Service Class	402	406
ING MFS Total Return Portfolio - Institutional Class	1,147	5,279
ING MFS Total Return Portfolio - Service Class	461	205
ING MFS Utilities Portfolio - Service Class	315	529
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	1,606	2,108
ING PIMCO High Yield Portfolio - Service Class	1,280	1,822
ING PIMCO Total Return Bond Portfolio - Service Class	1,556	1,136
ING Pioneer Mid Cap Value Portfolio - Institutional Class	76	2,365
ING Pioneer Mid Cap Value Portfolio - Service Class	81	741
ING Retirement Conservative Portfolio - Adviser Class	2,150	632
ING Retirement Growth Portfolio - Adviser Class	523	620
ING Retirement Moderate Growth Portfolio - Adviser Class	482	1,228
ING Retirement Moderate Portfolio - Adviser Class	1,572	1,152
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	7,121	2,523
ING T. Rowe Price Equity Income Portfolio - Service Class	1,450	1,328
ING T. Rowe Price International Stock Portfolio - Service Class	191	633
ING Templeton Global Growth Portfolio - Service Class	262	153
ING U.S. Stock Index Portfolio - Service Class	3	8
ING Money Market Portfolio:		
ING Money Market Portfolio - Class I	18,667	34,924
ING Money Market Portfolio - Class S	3	-
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	693	341
ING Baron Growth Portfolio - Service Class	2,888	1,548
ING Columbia Contrarian Core Portfolio - Service Class	351	456
ING Columbia Small Cap Value II Portfolio - Service Class	218	183
ING Global Bond Portfolio - Initial Class	2,605	7,502
ING Global Bond Portfolio - Service Class	5	37

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc. (continued):		
ING Growth and Income Core Portfolio - Initial Class	$ 548	$ 12,788
ING Invesco Comstock Portfolio - Service Class	321	196
ING Invesco Equity and Income Portfolio - Initial Class	1,910	7,001
ING JPMorgan Mid Cap Value Portfolio - Service Class	652	223
ING Oppenheimer Global Portfolio - Initial Class	2,958	14,905
ING PIMCO Total Return Portfolio - Service Class	1,263	4,705
ING Pioneer High Yield Portfolio - Initial Class	4,683	4,972
ING Solution 2015 Portfolio - Service Class	955	383
ING Solution 2025 Portfolio - Service Class	527	132
ING Solution 2035 Portfolio - Service Class	992	141
ING Solution 2045 Portfolio - Service Class	723	204
ING Solution Income Portfolio - Service Class	104	215
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,841	7,285
ING T. Rowe Price Growth Equity Portfolio - Initial Class	2,304	5,578
ING Templeton Foreign Equity Portfolio - Initial Class	1,173	4,022
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	84	13,487
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	932	1,056
ING Strategic Allocation Growth Portfolio - Class I	1,082	931
ING Strategic Allocation Moderate Portfolio - Class I	1,150	1,877
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	17	200
ING Growth and Income Portfolio - Class I	31,795	39,333
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 11	74	3,260
ING GET U.S. Core Portfolio - Series 12	230	7,985
ING GET U.S. Core Portfolio - Series 13	278	8,735
ING GET U.S. Core Portfolio - Series 14	157	1,093
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class I	1,056	5,516
ING Euro STOXX 50® Index Portfolio - Class I	5	7
ING Index Plus LargeCap Portfolio - Class I	7,262	16,331
ING Index Plus MidCap Portfolio - Class I	582	4,989
ING Index Plus SmallCap Portfolio - Class I	509	634
ING International Index Portfolio - Class I	905	1,465
ING International Index Portfolio - Class S	103	4
ING Russell™ Large Cap Growth Index Portfolio - Class I	1,134	4,953
ING Russell™ Large Cap Index Portfolio - Class I	1,801	2,858
ING Russell™ Large Cap Value Index Portfolio - Class I	436	1,961
ING Russell™ Large Cap Value Index Portfolio - Class S	157	264
ING Russell™ Mid Cap Growth Index Portfolio - Class S	125	114
ING Russell™ Mid Cap Index Portfolio - Class I	215	263
ING Russell™ Small Cap Index Portfolio - Class I	231	258
ING Small Company Portfolio - Class I	3,452	5,385
ING U.S. Bond Index Portfolio - Class I	256	167

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Products Trust:		
ING International Value Portfolio - Class I	$ 108	$ 228
ING MidCap Opportunities Portfolio - Class I	5,702	2,093
ING MidCap Opportunities Portfolio - Class S	545	1,042
ING SmallCap Opportunities Portfolio - Class I	322	297
ING SmallCap Opportunities Portfolio - Class S	642	665
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	1	-
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	133	484
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	454	243
Oppenheimer Global Fund/VA	-	-
Oppenheimer Main Street Fund®/VA	4	38
Oppenheimer Main Street Small Cap Fund®/VA	416	456
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	520	5,570
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	329	784
Pioneer High Yield VCT Portfolio - Class I	245	170
Wanger Advisors Trust:		
Wanger International	1,192	576
Wanger Select	265	780
Wanger USA	438	281

7. Changes in Units

The changes in units outstanding were as follows:

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	14,394	18,165	(3,771)	25,393	2,955	22,438
Invesco V.I. Core Equity Fund - Series I Shares	71,227	71,401	(174)	7,263	28,326	(21,063)
American Funds Insurance Series:						
American Funds Insurance Series® Growth-Income Fund - Class 2	4,395	82	4,313	243	14	229
American Funds Insurance Series® International Fund - Class 2	684	7	677	428	-	428
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	18,471	17,767	704	5,915	17,613	(11,698)
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II	2,039	8,328	(6,289)	1,325	11,766	(10,441)
Federated High Income Bond Fund II - Primary Shares	3,651	13,940	(10,289)	531	8,804	(8,273)
Federated Kaufmann Fund II - Primary Shares	2,976	16,300	(13,324)	2,414	26,992	(24,578)
Federated Managed Tail Risk Fund II - Primary Shares	14,962	56,929	(41,967)	644	67,143	(66,499)
Federated Managed Volatility Fund II	4,512	21,049	(16,537)	925	33,223	(32,298)
Federated Prime Money Fund II	11,673	13,075	(1,402)	15,645	42,562	(26,917)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	478,811	539,605	(60,794)	92,994	587,452	(494,458)
Fidelity® VIP Growth Portfolio - Initial Class	308,987	208,462	100,525	34,745	75,519	(40,774)
Fidelity® VIP High Income Portfolio - Initial Class	33,838	36,084	(2,246)	4,714	5,473	(759)
Fidelity® VIP Overseas Portfolio - Initial Class	193,325	135,557	57,768	17,816	44,479	(26,663)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	933,323	3,065,539	(2,132,216)	169,788	781,254	(611,466)
Fidelity® VIP Index 500 Portfolio - Initial Class	16,565	87,601	(71,036)	27,779	118,605	(90,826)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	-	4,733	(4,733)	-	2,917	(2,917)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	73,349	66,299	7,050	42,504	69,752	(27,248)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	3,110,424	2,961,564	148,860	129,992	505,185	(375,193)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	2,754,879	2,869,915	(115,036)	1,411,925	1,089,234	322,691
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	104,820	21,849	82,971	94,462	7,525	86,937
ING American Funds International Portfolio	2,180,768	2,226,164	(45,396)	71,211	271,265	(200,054)
ING American Funds World Allocation Portfolio	26,324	7,413	18,911	30,191	31,672	(1,481)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	120,546	72,970	47,576	13,351	18,192	(4,841)
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	4,057	4,606	(549)	3,963	2,570	1,393
ING BlackRock Inflation Protected Bond Portfolio - Service Class	68,308	283,042	(214,734)	321,888	146,990	174,898
ING BlackRock Large Cap Growth Portfolio - Institutional Class	693,432	932,877	(239,445)	124,867	430,012	(305,145)
ING Clarion Global Real Estate Portfolio - Institutional Class	113,784	125,340	(11,556)	48,415	55,289	(6,874)
ING Clarion Global Real Estate Portfolio - Service Class	16,333	18,841	(2,508)	23,190	17,942	5,248
ING Clarion Real Estate Portfolio - Service Class	74,428	104,782	(30,354)	75,517	60,335	15,182
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,389,191	1,495,865	(106,674)	52,437	230,235	(177,798)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	68,313	44,522	23,791	7,211	16,452	(9,241)
ING Franklin Income Portfolio - Service Class	114,868	75,713	39,155	106,184	96,061	10,123
ING Franklin Mutual Shares Portfolio - Service Class	13,173	14,130	(957)	21,619	46,581	(24,962)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	5,812	23,948	(18,136)	27,558	147	27,411
ING Global Resources Portfolio - Service Class	110,735	203,628	(92,893)	90,911	183,875	(92,964)
ING Invesco Growth and Income Portfolio - Service Class	51,500	42,404	9,096	2,607	21,181	(18,574)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	33,626	94,820	(61,194)	68,831	114,679	(45,848)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	198,385	184,248	14,137	87,684	64,653	23,031
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	45,231	35,820	9,411	57,589	68,287	(10,698)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	25,812	4,228	21,584	7,463	8,184	(721)

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Large Cap Growth Portfolio - Institutional Class	4,507,045	1,411,721	3,095,324	812,101	517,401	294,700
ING Large Cap Value Portfolio - Institutional Class	316,226	277,208	39,018	88,403	97,313	(8,910)
ING Large Cap Value Portfolio - Service Class	73,255	24,681	48,574	56,086	13,103	42,983
ING Marsico Growth Portfolio - Service Class	50,609	47,411	3,198	13,067	79,251	(66,184)
ING MFS Total Return Portfolio - Institutional Class	115,412	432,942	(317,530)	74,970	533,409	(458,439)
ING MFS Total Return Portfolio - Service Class	39,809	23,963	15,846	14,531	14,904	(373)
ING MFS Utilities Portfolio - Service Class	27,029	33,489	(6,460)	18,348	56,434	(38,086)
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	5,255,867	5,289,235	(33,368)	159,149	246,435	(87,286)
ING PIMCO High Yield Portfolio - Service Class	89,615	130,686	(41,071)	73,567	59,148	14,419
ING PIMCO Total Return Bond Portfolio - Service Class	139,985	116,221	23,764	355,757	150,531	205,226
ING Pioneer Mid Cap Value Portfolio - Institutional Class	-	174,051	(174,051)	16,627	48,891	(32,264)
ING Pioneer Mid Cap Value Portfolio - Service Class	-	51,818	(51,818)	10,737	17,704	(6,967)
ING Retirement Conservative Portfolio - Adviser Class	189,172	58,125	131,047	186,236	85,256	100,980
ING Retirement Growth Portfolio - Adviser Class	37,723	46,639	(8,916)	10,211	59,852	(49,641)
ING Retirement Moderate Growth Portfolio - Adviser Class	35,321	97,747	(62,426)	25,361	142,641	(117,280)
ING Retirement Moderate Portfolio - Adviser Class	115,734	90,451	25,283	79,556	244,718	(165,162)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	498,165	262,790	235,375	333,702	168,539	165,163
ING T. Rowe Price Equity Income Portfolio - Service Class	209,279	161,333	47,946	68,718	171,757	(103,039)
ING T. Rowe Price International Stock Portfolio - Service Class	52,166	75,621	(23,455)	39,882	109,876	(69,994)
ING Templeton Global Growth Portfolio - Service Class	21,526	13,357	8,169	15,649	16,540	(891)
ING U.S. Stock Index Portfolio - Service Class	61	593	(532)	1,541	1,269	272
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	41,437,704	42,500,206	(1,062,502)	2,485,977	3,430,542	(944,565)
ING Money Market Portfolio - Class S	353	82	271	339	20,498	(20,159)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	53,171	34,066	19,105	13,330	18,578	(5,248)
ING Baron Growth Portfolio - Service Class	255,380	154,542	100,838	65,260	55,040	10,220
ING Columbia Contrarian Core Portfolio - Service Class	66,760	73,148	(6,388)	15,141	33,916	(18,775)
ING Columbia Small Cap Value II Portfolio - Service Class	15,549	13,137	2,412	1,124	8,764	(7,640)

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Global Bond Portfolio - Initial Class	890,406	1,302,013	(411,607)	174,481	592,057	(417,576)
ING Global Bond Portfolio - Service Class	66,109	68,737	(2,628)	1,553	2,822	(1,269)
ING Growth and Income Core Portfolio - Initial Class	-	745,752	(745,752)	61,414	202,526	(141,112)
ING Invesco Comstock Portfolio - Service Class	32,667	23,176	9,491	3,739	9,888	(6,149)
ING Invesco Equity and Income Portfolio - Initial Class	318,604	639,763	(321,159)	124,002	780,536	(656,534)
ING JPMorgan Mid Cap Value Portfolio - Service Class	50,925	27,511	23,414	21,531	22,356	(825)
ING Oppenheimer Global Portfolio - Initial Class	2,911,809	3,542,683	(630,874)	184,541	922,843	(738,302)
ING PIMCO Total Return Portfolio - Service Class	355,002	534,042	(179,040)	132,092	157,917	(25,825)
ING Pioneer High Yield Portfolio - Initial Class	4,461,163	4,522,764	(61,601)	149,821	248,502	(98,681)
ING Solution 2015 Portfolio - Service Class	146,574	100,033	46,541	47,321	158,171	(110,850)
ING Solution 2025 Portfolio - Service Class	165,477	128,721	36,756	37,070	19,066	18,004
ING Solution 2035 Portfolio - Service Class	239,866	164,117	75,749	67,809	24,421	43,388
ING Solution 2045 Portfolio - Service Class	76,860	35,934	40,926	39,209	26,546	12,663
ING Solution Income Portfolio - Service Class	15,662	25,503	(9,841)	18,177	16,293	1,884
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	356,466	627,122	(270,656)	97,486	509,349	(411,863)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	916,245	937,286	(21,041)	107,703	221,472	(113,769)
ING Templeton Foreign Equity Portfolio - Initial Class	723,830	1,045,463	(321,633)	515,568	453,980	61,588
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	-	837,651	(837,651)	41,185	187,231	(146,046)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	401,284	410,470	(9,186)	19,132	92,007	(72,875)
ING Strategic Allocation Growth Portfolio - Class I	455,592	402,256	53,336	14,472	51,251	(36,779)
ING Strategic Allocation Moderate Portfolio - Class I	681,316	711,537	(30,221)	16,623	79,523	(62,900)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	398,016	411,420	(13,404)	27,619	46,909	(19,290)
ING Growth and Income Portfolio - Class I	9,109,117	8,215,074	894,043	265,932	1,536,466	(1,270,534)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 11	-	316,568	(316,568)	36,756	84,161	(47,405)
ING GET U.S. Core Portfolio - Series 12	-	756,130	(756,130)	5,090	160,959	(155,869)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 13	-	843,628	(843,628)	70	119,125	(119,055)
ING GET U.S. Core Portfolio - Series 14	1,063	96,367	(95,304)	789	151,548	(150,759)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	-	972,780	(972,780)	237,154	480,219	(243,065)
ING Euro STOXX 50® Index Portfolio - Class I	390	707	(317)	470	612	(142)
ING Index Plus LargeCap Portfolio - Class I	7,199,765	7,623,370	(423,605)	268,327	943,466	(675,139)
ING Index Plus MidCap Portfolio - Class I	385,968	402,862	(16,894)	27,377	56,407	(29,030)
ING Index Plus SmallCap Portfolio - Class I	130,534	100,709	29,825	28,566	61,910	(33,344)
ING International Index Portfolio - Class I	340,204	387,830	(47,626)	72,348	132,314	(59,966)
ING International Index Portfolio - Class S	7,169	193	6,976	1,106	2,795	(1,689)
ING Russell™ Large Cap Growth Index Portfolio - Class I	113,369	338,445	(225,076)	76,010	259,500	(183,490)
ING Russell™ Large Cap Index Portfolio - Class I	3,212,809	3,275,844	(63,035)	163,271	303,342	(140,071)
ING Russell™ Large Cap Value Index Portfolio - Class I	29,027	117,553	(88,526)	34,406	87,480	(53,074)
ING Russell™ Large Cap Value Index Portfolio - Class S	6,364	13,115	(6,751)	2,309	14,663	(12,354)
ING Russell™ Mid Cap Growth Index Portfolio - Class S	11,488	10,905	583	8,522	927	7,595
ING Russell™ Mid Cap Index Portfolio - Class I	24,195	32,049	(7,854)	12,048	4,755	7,293
ING Russell™ Small Cap Index Portfolio - Class I	36,680	41,601	(4,921)	30,750	16,476	14,274
ING Small Company Portfolio - Class I	833,997	906,962	(72,965)	38,031	179,011	(140,980)
ING U.S. Bond Index Portfolio - Class I	34,631	29,563	5,068	19,342	128,665	(109,323)
ING Variable Products Trust:						
ING International Value Portfolio - Class I	49,042	43,458	5,584	5,584	18,991	(13,407)
ING MidCap Opportunities Portfolio - Class I	494,513	194,988	299,525	35,732	44,846	(9,114)
ING MidCap Opportunities Portfolio - Class S	44,756	68,575	(23,819)	47,334	75,558	(28,224)
ING SmallCap Opportunities Portfolio - Class I	27,551	31,401	(3,850)	32,510	30,315	2,195
ING SmallCap Opportunities Portfolio - Class S	41,699	52,658	(10,959)	53,526	56,774	(3,248)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	473	152	321	-	223	(223)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	5	2	3	-	-	-

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	37,328	51,985	(14,657)	9,426	42,085	(32,659)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	2,600,223	2,583,559	16,664	-	1,034	(1,034)
Oppenheimer Global Fund/VA	1,450	684	766	-	1,419	(1,419)
Oppenheimer Main Street Fund®/VA	66,238	68,734	(2,496)	18,601	20,257	(1,656)
Oppenheimer Main Street Small Cap Fund®/VA	34,951	35,082	(131)	11,778	7,530	4,248
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	124,936	431,745	(306,809)	128,444	79,918	48,526
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	56,106	108,193	(52,087)	84,947	42,156	42,791
Pioneer High Yield VCT Portfolio - Class I	20,162	18,300	1,862	9,066	4,322	4,744
Wanger Advisors Trust:						
Wanger International	117,788	85,172	32,616	19,233	48,718	(29,485)
Wanger Select	47,022	69,101	(22,079)	13,574	19,961	(6,387)
Wanger USA	37,663	30,458	7,205	22,537	19,622	2,915

Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I Shares												
2013	19	$13.56	to	$50.53	$ 791	0.40%	0.70%	to	1.25%	38.37%	to	39.16%
2012	22	$9.80	to	$36.08	$ 693	(d)	0.70%	to	1.25%		(d)	
2011	(d)		(d)		(d)	(d)		(d)			(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
Invesco V.I. Core Equity Fund - Series I Shares												
2013	118	$13.73	to	$22.56	$ 1,831	1.41%	0.35%	to	1.50%	27.37%	to	28.82%
2012	118	$10.78	to	$17.62	$ 1,426	0.96%	0.35%	to	1.50%	12.17%	to	13.44%
2011	139	$9.61	to	$15.62	$ 1,485	0.99%	0.35%	to	1.50%	-1.54%	to	-0.38%
2010	144	$9.76	to	$15.78	$ 1,555	0.97%	0.35%	to	1.50%	7.85%	to	9.23%
2009	155	$9.05	to	$14.54	$ 1,552	1.97%	0.35%	to	1.50%	26.40%	to	28.02%
American Funds Insurance Series® Growth-Income Fund - Class 2												
2013	5		$20.54		$ 96	1.96%		0.75%			32.52%	
2012	-		$15.50		$ 6	-		0.75%			16.54%	
2011	-		$13.30		$ 2	(c)		0.75%			(c)	
2010	(c)		(c)		(c)	(c)		(c)			(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
American Funds Insurance Series® International Fund - Class 2												
2013	1		$16.83		$ 22	-		0.75%			20.73%	
2012	1		$13.94		$ 9	-		0.75%			17.04%	
2011	-		$11.91		$ 2	-		0.75%			-14.62%	
2010	-		$13.95		$ 4	(b)		0.75%			(b)	
2009	(b)		(b)		(b)	(b)		(b)			(b)	

106

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2013	48	$13.85	to	$33.00	$	936	1.00%	0.70%	to	1.50%	16.35%	to	17.17%
2012	47	$11.82	to	$28.17	$	871	1.16%	0.70%	to	1.40%	8.99%	to	9.75%
2011	59	$10.77	to	$25.68	$	1,023	1.41%	0.70%	to	1.40%	3.09%	to	3.86%
2010	59	$10.37	to	$24.75	$	962	1.27%	0.70%	to	1.40%	10.60%	to	11.39%
2009	77	$9.31	to	$22.24	$	1,241	1.99%	0.70%	to	1.50%	23.46%	to	24.32%
Federated Fund for U.S. Government Securities II													
2013	40		$19.38		$	779	3.50%		1.40%			-3.44%	
2012	46		$20.07		$	933	3.98%		1.40%			1.57%	
2011	57		$19.76		$	1,125	4.36%		1.40%			4.27%	
2010	67		$18.95		$	1,260	4.66%		1.40%			3.72%	
2009	88		$18.27		$	1,615	5.04%		1.40%			3.69%	
Federated High Income Bond Fund II - Primary Shares													
2013	127	$30.71	to	$31.58	$	3,906	6.90%	1.25%	to	1.40%	5.50%	to	5.65%
2012	137	$29.11	to	$29.89	$	4,002	7.61%	1.25%	to	1.40%	13.05%	to	13.26%
2011	146	$25.75	to	$26.39	$	3,753	9.10%	1.25%	to	1.40%	3.71%	to	3.86%
2010	166	$24.83	to	$25.41	$	4,115	8.19%	1.25%	to	1.40%	13.12%	to	13.29%
2009	197	$21.95	to	$22.43	$	4,314	11.59%	1.25%	to	1.40%	50.76%	to	50.94%
Federated Kaufmann Fund II - Primary Shares													
2013	116		$16.68		$	1,940	-		1.40%			38.19%	
2012	130		$12.07		$	1,565	-		1.40%			15.61%	
2011	154		$10.44		$	1,610	1.12%		1.40%			-14.50%	
2010	175		$12.21		$	2,136	(b)		1.40%			(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
Federated Managed Tail Risk Fund II - Primary Shares													
2013	354	$12.63	to	$13.62	$	4,813	1.03%	1.25%	to	1.40%	14.84%	to	15.03%
2012	396	$10.98	to	$11.86	$	4,688	0.58%	1.25%	to	1.40%	8.61%	to	8.82%
2011	462	$10.09	to	$10.92	$	5,042	0.76%	1.25%	to	1.40%	-6.67%	to	-6.49%
2010	557	$10.79	to	$11.70	$	6,511	(b)	1.25%	to	1.40%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Managed Volatility Fund II												
2013	113	$25.81	to	$26.54	$ 2,920	2.94%	1.25%	to	1.40%	20.05%	to	20.25%
2012	130	$21.50	to	$22.07	$ 2,788	3.08%	1.25%	to	1.40%	11.92%	to	12.09%
2011	162	$19.21	to	$19.69	$ 3,112	4.14%	1.25%	to	1.40%	3.34%	to	3.47%
2010	192	$18.59	to	$19.03	$ 3,562	4.16%	1.25%	to	1.40%	10.52%	to	10.70%
2009	91	$14.18	to	$17.19	$ 1,537	6.01%	1.25%	to	1.40%	26.47%	to	26.72%
Federated Prime Money Fund II												
2013	85	$9.53	to	$12.79	$ 1,080	-	1.25%	to	1.40%	-1.39%	to	-1.24%
2012	86	$9.65	to	$12.97	$ 1,113	-	1.25%	to	1.40%	-1.37%	to	-1.33%
2011	113	$9.78	to	$13.15	$ 1,482	-	1.25%	to	1.40%	-1.42%	to	-1.21%
2010	147	$9.90	to	$13.34	$ 1,959	-	1.25%	to	1.40%		-1.40%	
2009	111		$13.53		$ 1,502	0.49%		1.40%			-0.95%	
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2013	2,355	$15.11	to	$37.68	$ 58,115	2.50%	0.35%	to	1.75%	25.92%	to	27.71%
2012	2,416	$11.88	to	$29.82	$ 51,415	3.00%	0.35%	to	1.75%	15.25%	to	16.81%
2011	2,910	$10.19	to	$25.78	$ 52,914	2.39%	0.35%	to	1.75%	-0.79%	to	0.68%
2010	3,455	$10.17	to	$25.89	$ 63,098	1.68%	0.35%	to	1.75%	13.13%	to	14.73%
2009	4,136	$8.89	to	$22.81	$ 65,887	2.09%	0.35%	to	1.90%	27.71%	to	29.24%
Fidelity® VIP Growth Portfolio - Initial Class												
2013	557	$15.13	to	$31.78	$ 11,910	0.29%	0.35%	to	1.50%	34.31%	to	35.85%
2012	457	$11.17	to	$23.48	$ 9,570	0.62%	0.35%	to	1.50%	12.96%	to	14.26%
2011	497	$9.81	to	$20.63	$ 9,281	0.38%	0.35%	to	1.50%	-1.29%	to	-0.10%
2010	522	$9.86	to	$20.74	$ 9,794	0.34%	0.35%	to	1.50%	22.35%	to	23.70%
2009	563	$8.00	to	$16.83	$ 8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
Fidelity® VIP High Income Portfolio - Initial Class												
2013	13	$15.37	to	$18.16	$ 213	5.32%	0.80%	to	1.25%	4.63%	to	5.09%
2012	15	$14.69	to	$17.28	$ 238	5.65%	0.80%	to	1.25%	12.83%	to	13.31%
2011	16	$13.02	to	$15.25	$ 222	7.33%	0.80%	to	1.25%	2.68%	to	3.18%
2010	14	$12.68	to	$14.78	$ 187	7.39%	0.80%	to	1.25%	12.41%	to	12.91%
2009	16	$11.28	to	$13.09	$ 192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class													
2013	260	$11.89	to	$25.54	$	4,196	1.33%	0.35%	to	1.50%	28.51%	to	29.95%
2012	202	$9.18	to	$19.73	$	3,599	1.90%	0.35%	to	1.50%	18.89%	to	20.33%
2011	229	$7.65	to	$16.46	$	3,450	1.38%	0.35%	to	1.50%	-18.37%	to	-17.43%
2010	264	$9.31	to	$20.02	$	4,929	1.23%	0.35%	to	1.50%	11.41%	to	12.69%
2009	324	$8.28	to	$17.84	$	5,452	2.05%	0.35%	to	1.50%	24.67%	to	25.64%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2013	1,581	$15.77	to	$51.26	$	44,181	0.59%	0.35%	to	1.50%	29.34%	to	30.84%
2012	3,713	$12.10	to	$39.34	$	103,676	1.34%	0.35%	to	1.90%	14.18%	to	16.01%
2011	4,325	$10.46	to	$34.14	$	104,530	0.97%	0.35%	to	1.90%	-4.34%	to	-2.84%
2010	5,127	$10.81	to	$35.52	$	127,170	1.15%	0.35%	to	1.90%	14.97%	to	16.77%
2009	6,028	$9.29	to	$30.73	$	126,570	1.30%	0.35%	to	1.90%	33.10%	to	34.83%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2013	633	$30.52	to	$35.82	$	22,227	1.87%	1.25%	to	1.40%	30.40%	to	30.59%
2012	704	$23.37	to	$27.47	$	18,967	2.09%	1.25%	to	1.40%	14.27%	to	14.45%
2011	795	$20.42	to	$24.04	$	18,731	1.84%	1.25%	to	1.40%	0.63%	to	0.79%
2010	947	$20.26	to	$23.89	$	22,102	1.78%	1.25%	to	1.40%	13.38%	to	13.57%
2009	1,111	$17.84	to	$21.07	$	22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
2013	27		$21.86		$	582	2.17%		1.40%			-3.15%	
2012	31		$22.57		$	708	2.35%		1.40%			4.39%	
2011	34		$21.62		$	741	2.98%		1.40%			5.82%	
2010	42		$20.43		$	868	3.48%		1.40%			6.30%	
2009	48		$19.22		$	914	8.83%		1.40%			14.13%	
Franklin Small Cap Value Securities Fund - Class 2													
2013	133	$17.47	to	$29.92	$	3,461	1.34%	0.70%	to	1.50%	34.24%	to	35.26%
2012	126	$12.92	to	$22.12	$	2,681	0.77%	0.70%	to	1.50%	16.60%	to	17.56%
2011	153	$10.99	to	$18.83	$	2,787	0.71%	0.70%	to	1.50%	-5.17%	to	-4.43%
2010	179	$11.50	to	$19.71	$	3,417	0.74%	0.70%	to	1.50%	26.27%	to	27.35%
2009	223	$9.03	to	$15.49	$	3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Balanced Portfolio - Class I												
2013	2,686	$12.29	to	$48.98	$ 74,157	2.12%	0.35%	to	2.25%	14.11%	to	16.24%
2012	2,537	$10.77	to	$42.36	$ 67,751	3.12%	0.35%	to	2.25%	11.15%	to	13.23%
2011	2,912	$9.69	to	$37.63	$ 68,784	2.77%	0.35%	to	2.25%	-3.49%	to	-1.66%
2010	3,405	$10.04	to	$38.49	$ 81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
2009	3,901	$9.00	to	$34.05	$ 80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
ING Intermediate Bond Portfolio - Class I												
2013	5,191	$13.05	to	$102.81	$ 105,513	3.30%	0.35%	to	2.25%	-2.36%	to	-0.45%
2012	5,306	$13.16	to	$104.07	$ 114,638	4.71%	0.35%	to	2.25%	6.97%	to	8.94%
2011	4,984	$12.12	to	$96.19	$ 101,540	4.48%	0.35%	to	2.25%	5.17%	to	7.24%
2010	5,235	$11.35	to	$90.43	$ 101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
2009	5,981	$10.40	to	$83.24	$ 104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
ING American Funds Asset Allocation Portfolio												
2013	183	$12.99	to	$13.17	$ 2,382	1.10%	0.95%	to	1.45%	21.29%	to	21.94%
2012	100	$10.71	to	$10.80	$ 1,070	1.01%	0.95%	to	1.45%	13.92%	to	14.41%
2011	13	$9.41	to	$9.44	$ 119	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)		(c)	(c)		(c)			(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
ING American Funds International Portfolio												
2013	501	$10.91	to	$17.66	$ 8,521	0.88%	0.95%	to	1.75%	14.81%	to	19.89%
2012	546	$9.15	to	$14.73	$ 7,848	1.27%	0.95%	to	1.75%	15.20%	to	16.17%
2011	746	$7.91	to	$12.71	$ 9,304	1.61%	0.95%	to	1.75%	-15.88%	to	-15.24%
2010	910	$14.23	to	$15.04	$ 13,439	0.88%	0.95%	to	1.75%	4.79%	to	5.65%
2009	1,173	$13.47	to	$14.28	$ 16,435	3.43%	0.95%	to	1.90%	39.59%	to	46.31%
ING American Funds World Allocation Portfolio												
2013	33	$11.16	to	$11.30	$ 369	1.57%	0.95%	to	1.40%	13.07%	to	13.68%
2012	14	$9.87	to	$9.94	$ 139	1.44%	0.95%	to	1.40%	11.53%	to	11.94%
2011	16	$8.85	to	$8.88	$ 138	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)		(c)	(c)		(c)			(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Health Sciences Opportunities Portfolio - Service Class													
2013	74	$17.19	to	$21.53	$	1,509	0.11%	0.70%	to	1.50%	42.21%	to	43.37%
2012	26	$11.99	to	$15.03	$	389	0.51%	0.70%	to	1.50%	17.26%	to	17.90%
2011	31	$10.17	to	$12.76	$	392	0.66%	0.70%	to	1.25%	3.52%	to	3.99%
2010	18	$9.78	to	$12.27	$	214	-	0.70%	to	1.25%	5.58%	to	6.23%
2009	25	$11.29	to	$11.55	$	283	-	0.75%	to	1.25%	18.59%	to	19.20%
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class													
2013	29	$11.36			$	325	-	0.75%			-9.19%		
2012	29	$12.51			$	365	0.87%	0.75%			5.93%		
2011	28	$11.81			$	328	2.56%	0.75%			11.31%		
2010	28	$10.61			$	297	(b)	0.75%			(b)		
2009	(b)	(b)				(b)	(b)	(b)			(b)		
ING BlackRock Inflation Protected Bond Portfolio - Service Class													
2013	277	$10.07	to	$10.19	$	2,803	-	0.95%	to	1.40%	-9.93%	to	-9.58%
2012	492	$11.18	to	$11.27	$	5,523	0.61%	0.95%	to	1.40%	4.88%	to	5.33%
2011	317	$10.66	to	$10.70	$	3,386	(c)	0.95%	to	1.40%	(c)		
2010	(c)	(c)				(c)	(c)	(c)			(c)		
2009	(c)	(c)				(c)	(c)	(c)			(c)		
ING BlackRock Large Cap Growth Portfolio - Institutional Class													
2013	1,948	$12.00	to	$15.99	$	24,773	1.33%	0.35%	to	1.75%	31.00%	to	33.03%
2012	2,188	$9.16	to	$11.90	$	20,913	0.76%	0.35%	to	1.75%	12.81%	to	14.31%
2011	2,493	$8.12	to	$10.41	$	20,996	0.60%	0.35%	to	1.75%	-2.99%	to	-1.61%
2010	2,809	$8.33	to	$10.58	$	24,230	0.47%	0.35%	to	1.90%	11.51%	to	13.16%
2009	3,166	$7.47	to	$9.35	$	24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
ING Clarion Global Real Estate Portfolio - Institutional Class													
2013	146	$12.17	to	$12.54	$	1,815	5.80%	0.70%	to	1.25%	2.61%	to	3.21%
2012	158	$11.73	to	$12.15	$	1,906	0.74%	0.70%	to	1.50%	24.26%	to	25.26%
2011	165	$9.44	to	$9.70	$	1,590	3.61%	0.70%	to	1.50%	-6.63%	to	-5.83%
2010	158	$10.11	to	$10.30	$	1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%
2009	192	$8.82	to	$8.91	$	1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Global Real Estate Portfolio - Service Class													
2013	86	$12.83	to	$13.29	$	1,129	5.39%	0.95%	to	1.40%	2.23%	to	2.70%
2012	89	$12.55	to	$12.94	$	1,133	0.60%	0.95%	to	1.40%	23.89%	to	24.42%
2011	84	$10.13	to	$10.40	$	858	3.30%	0.95%	to	1.40%	-6.64%	to	-6.14%
2010	104	$10.85	to	$11.08	$	1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
2009	117	$9.31	to	$9.65	$	1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
ING Clarion Real Estate Portfolio - Service Class													
2013	202	$12.80	to	$14.39	$	2,704	1.36%	0.70%	to	1.25%	0.79%	to	1.31%
2012	233	$12.49	to	$13.76	$	3,041	0.98%	0.70%	to	1.50%	13.86%	to	14.76%
2011	218	$10.94	to	$11.99	$	2,480	1.30%	0.70%	to	1.50%	7.87%	to	8.74%
2010	220	$10.08	to	$11.03	$	2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
2009	188	$8.07	to	$8.68	$	1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class													
2013	965	$15.65	to	$16.27	$	15,358	0.71%	0.95%	to	1.45%	34.45%	to	35.13%
2012	1,072	$11.41	to	$12.04	$	12,661	0.86%	0.95%	to	1.75%	12.97%	to	13.80%
2011	1,250	$10.10	to	$10.58	$	13,010	0.20%	0.95%	to	1.75%	-12.33%	to	-11.54%
2010	1,548	$11.44	to	$11.96	$	18,278	0.36%	0.95%	to	1.90%	26.27%	to	27.37%
2009	1,736	$9.06	to	$9.39	$	16,149	0.67%	0.95%	to	1.90%	36.86%	to	38.29%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class													
2013	122	$16.03	to	$21.61	$	2,426	0.50%	0.70%	to	1.50%	34.02%	to	35.05%
2012	99	$11.87	to	$16.01	$	1,551	0.66%	0.70%	to	1.50%	12.93%	to	13.81%
2011	108	$10.43	to	$14.07	$	1,494	0.23%	0.70%	to	1.50%	-12.26%	to	-11.54%
2010	128	$11.79	to	$15.92	$	2,007	0.12%	0.70%	to	1.50%	26.45%	to	27.46%
2009	100	$9.25	to	$12.49	$	1,237	0.49%	0.70%	to	1.50%	37.05%	to	38.16%
ING Franklin Income Portfolio - Service Class													
2013	431	$11.95	to	$14.69	$	6,040	5.17%	0.95%	to	1.75%	12.64%	to	13.52%
2012	391	$10.57	to	$12.94	$	4,905	5.65%	0.95%	to	1.75%	10.65%	to	11.55%
2011	381	$9.52	to	$11.60	$	4,340	5.57%	0.95%	to	1.75%	0.73%	to	1.58%
2010	381	$11.00	to	$11.42	$	4,307	5.10%	0.95%	to	1.75%	11.00%	to	11.85%
2009	454	$9.85	to	$10.21	$	4,595	6.29%	0.95%	to	1.90%	29.43%	to	30.73%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class													
2013	118	$13.00	to	$14.23	$	1,645	1.08%	0.95%	to	1.75%	25.51%	to	26.49%
2012	119	$10.32	to	$11.25	$	1,317	1.46%	0.95%	to	1.75%	11.53%	to	12.50%
2011	144	$9.22	to	$10.00	$	1,424	3.63%	0.95%	to	1.75%	-2.53%	to	-1.77%
2010	181	$9.88	to	$10.18	$	1,831	0.43%	0.95%	to	1.75%	9.66%	to	10.53%
2009	257	$8.97	to	$9.21	$	2,349	0.14%	0.95%	to	1.90%	24.07%	to	25.31%
ING Franklin Templeton Founding Strategy Portfolio - Service Class													
2013	9	$12.68	to	$12.84	$	118	0.50%	0.95%	to	1.40%	22.28%	to	22.40%
2012	27	$10.37	to	$10.40	$	284	(d)	1.25%	to	1.40%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING Global Resources Portfolio - Service Class													
2013	368	$10.04	to	$12.89	$	4,377	0.91%	0.70%	to	1.75%	11.61%	to	12.81%
2012	461	$8.90	to	$11.51	$	5,085	0.75%	0.70%	to	1.75%	-4.52%	to	-3.47%
2011	554	$9.22	to	$12.01	$	6,365	0.63%	0.70%	to	1.75%	-10.79%	to	-9.78%
2010	644	$10.22	to	$13.41	$	8,254	0.85%	0.70%	to	1.75%	19.61%	to	20.80%
2009	819	$8.46	to	$11.18	$	8,735	0.31%	0.70%	to	1.90%	34.85%	to	36.45%
ING Invesco Growth and Income Portfolio - Service Class													
2013	65	$15.73	to	$17.61	$	1,080	1.55%	0.70%	to	1.50%	31.89%	to	32.97%
2012	56	$11.83	to	$13.25	$	729	1.90%	0.70%	to	1.50%	12.91%	to	13.75%
2011	74	$10.40	to	$11.65	$	854	1.17%	0.70%	to	1.50%	-3.65%	to	-2.80%
2010	72	$10.70	to	$12.00	$	857	0.23%	0.70%	to	1.50%	10.79%	to	11.69%
2009	81	$9.58	to	$10.75	$	865	1.18%	0.70%	to	1.50%	22.12%	to	23.14%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2013	294	$13.41	to	$17.57	$	4,523	1.10%	0.95%	to	1.40%	-6.82%	to	-6.40%
2012	355	$14.39	to	$18.83	$	5,881	-	0.95%	to	1.40%	17.66%	to	18.25%
2011	401	$11.99	to	$15.98	$	5,594	1.14%	0.95%	to	1.75%	-19.48%	to	-18.82%
2010	474	$14.89	to	$19.74	$	8,255	0.68%	0.95%	to	1.75%	18.55%	to	19.47%
2009	422	$12.49	to	$16.58	$	6,191	1.49%	0.95%	to	1.90%	68.78%	to	70.26%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2013	349	$10.74	to	$21.98	$ 6,281	0.79%	0.70%	to	1.50%	-7.12%	to	-6.45%
2012	335	$11.48	to	$23.50	$ 7,616	-	0.70%	to	1.50%	17.35%	to	18.35%
2011	312	$9.70	to	$19.87	$ 6,010	0.89%	0.70%	to	1.50%	-19.51%	to	-18.90%
2010	476	$11.96	to	$24.50	$ 11,521	0.42%	0.70%	to	1.50%	18.53%	to	19.48%
2009	403	$10.01	to	$20.52	$ 8,208	1.21%	0.70%	to	1.50%	69.03%	to	70.53%
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2013	157	$14.33	to	$22.80	$ 3,107	0.94%	0.95%	to	1.75%	36.92%	to	38.01%
2012	148	$10.43	to	$16.52	$ 2,220	0.41%	0.95%	to	1.75%	16.87%	to	17.83%
2011	158	$8.89	to	$14.02	$ 2,181	0.66%	0.95%	to	1.75%	-2.78%	to	-1.96%
2010	148	$13.66	to	$14.30	$ 2,093	0.44%	0.95%	to	1.75%	24.86%	to	25.88%
2009	178	$10.86	to	$11.36	$ 2,000	0.71%	0.95%	to	1.90%	24.97%	to	26.22%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2013	35	$18.67	to	$22.51	$ 749	0.84%	0.70%	to	1.25%	37.17%	to	37.99%
2012	13	$13.53	to	$16.32	$ 207	-	0.70%	to	1.50%	17.24%	to	17.86%
2011	14	$11.48	to	$13.85	$ 187	0.39%	0.70%	to	1.25%	-2.55%	to	-2.05%
2010	23	$11.72	to	$14.15	$ 324	-	0.70%	to	1.25%	25.11%	to	25.89%
2009	13	$9.31	to	$11.25	$ 143	-	0.70%	to	1.25%	25.74%	to	26.40%
ING Large Cap Growth Portfolio - Institutional Class												
2013	5,464	$15.41	to	$23.50	$ 115,292	0.76%	0.35%	to	1.90%	28.67%	to	30.56%
2012	2,369	$11.94	to	$18.12	$ 37,320	0.49%	0.35%	to	1.75%	16.02%	to	17.69%
2011	2,074	$10.27	to	$15.49	$ 27,275	0.47%	0.35%	to	1.75%	0.69%	to	1.51%
2010	625	$13.35	to	$15.26	$ 8,989	0.40%	0.95%	to	1.75%	12.60%	to	13.46%
2009	707	$11.82	to	$13.45	$ 8,990	0.49%	0.95%	to	1.90%	39.98%	to	41.43%
ING Large Cap Value Portfolio - Institutional Class												
2013	571	$12.11	to	$16.05	$ 7,884	2.04%	0.35%	to	1.50%	28.97%	to	30.46%
2012	532	$9.39	to	$12.18	$ 5,325	2.48%	0.35%	to	1.50%	13.00%	to	14.26%
2011	541	$8.31	to	$10.66	$ 4,756	1.39%	0.35%	to	1.50%	1.96%	to	3.19%
2010	392	$8.15	to	$10.33	$ 3,430	2.42%	0.35%	to	1.50%	17.60%	to	18.87%
2009	418	$6.93	to	$8.69	$ 3,102	-	0.35%	to	1.50%	10.88%	to	11.95%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Large Cap Value Portfolio - Service Class													
2013	134	$14.60	to	$14.80	$	1,976	1.76%	0.95%	to	1.40%	28.86%	to	29.37%
2012	86	$11.33	to	$11.44	$	978	2.41%	0.95%	to	1.40%	12.74%	to	13.27%
2011	43	$10.05	to	$10.10	$	431	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Marsico Growth Portfolio - Service Class													
2013	79	$13.42	to	$17.83	$	1,256	0.91%	0.70%	to	1.50%	33.47%	to	34.49%
2012	76	$10.04	to	$13.26	$	930	0.48%	0.70%	to	1.50%	10.89%	to	11.74%
2011	142	$9.05	to	$11.87	$	1,571	0.19%	0.70%	to	1.50%	-3.17%	to	-2.38%
2010	133	$10.04	to	$12.16	$	1,523	0.58%	0.75%	to	1.50%	18.14%	to	18.92%
2009	164	$8.38	to	$10.23	$	1,595	0.90%	0.70%	to	1.75%	26.78%	to	28.07%
ING MFS Total Return Portfolio - Institutional Class													
2013	2,016	$14.46	to	$15.51	$	30,481	2.37%	0.95%	to	1.75%	16.99%	to	17.86%
2012	2,333	$12.36	to	$13.16	$	30,011	2.71%	0.95%	to	1.75%	9.48%	to	10.40%
2011	2,792	$11.29	to	$11.92	$	32,630	2.65%	0.95%	to	1.75%	0.09%	to	0.85%
2010	3,512	$11.18	to	$11.82	$	40,810	0.44%	0.95%	to	1.90%	8.02%	to	9.14%
2009	4,367	$10.35	to	$10.83	$	46,669	2.54%	0.95%	to	1.90%	15.90%	to	17.08%
ING MFS Total Return Portfolio - Service Class													
2013	77	$14.13	to	$18.85	$	1,394	1.78%	0.70%	to	1.25%	17.25%	to	17.85%
2012	61	$11.99	to	$16.01	$	970	2.48%	0.70%	to	1.25%	9.79%	to	10.34%
2011	61	$13.89	to	$14.51	$	886	2.53%	0.75%	to	1.25%	0.29%	to	0.83%
2010	76	$13.85	to	$14.39	$	1,091	0.50%	0.75%	to	1.50%	8.18%	to	9.02%
2009	98	$9.87	to	$13.20	$	1,288	2.46%	0.70%	to	1.50%	16.16%	to	17.08%
ING MFS Utilities Portfolio - Service Class													
2013	111	$14.70	to	$24.47	$	2,492	1.99%	0.70%	to	1.25%	18.69%	to	19.32%
2012	118	$12.32	to	$20.51	$	2,323	2.87%	0.70%	to	1.50%	11.64%	to	12.51%
2011	156	$10.95	to	$18.24	$	2,770	3.61%	0.70%	to	1.50%	4.77%	to	5.69%
2010	146	$10.36	to	$17.28	$	2,489	2.62%	0.70%	to	1.50%	12.04%	to	12.87%
2009	148	$9.18	to	$15.31	$	2,238	5.00%	0.70%	to	1.50%	30.80%	to	31.90%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Multi-Manager Large Cap Core Portfolio - Institutional Class													
2013	580	$13.62	to	$16.46	$	9,272	0.96%	0.75%	to	2.25%	27.72%	to	29.79%
2012	613	$10.56	to	$12.72	$	7,594	1.53%	0.75%	to	2.25%	8.06%	to	9.65%
2011	700	$9.67	to	$11.62	$	7,951	1.45%	0.75%	to	2.25%	-6.42%	to	-5.06%
2010	908	$10.23	to	$12.26	$	10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
2009	1,085	$8.92	to	$10.66	$	11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
ING PIMCO High Yield Portfolio - Service Class													
2013	250	$16.58	to	$18.46	$	4,441	5.97%	0.70%	to	1.40%	4.11%	to	4.87%
2012	291	$15.81	to	$17.61	$	4,999	6.32%	0.70%	to	1.50%	12.30%	to	13.25%
2011	277	$13.96	to	$15.56	$	4,207	7.25%	0.70%	to	1.50%	2.85%	to	3.66%
2010	322	$13.47	to	$15.01	$	4,727	7.37%	0.70%	to	1.50%	12.60%	to	13.48%
2009	347	$11.87	to	$13.24	$	4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
ING PIMCO Total Return Bond Portfolio - Service Class													
2013	429	$10.40	to	$10.54	$	4,481	3.73%	0.95%	to	1.45%	-3.08%	to	-2.68%
2012	405	$10.73	to	$10.83	$	4,363	3.74%	0.95%	to	1.45%	7.19%	to	7.76%
2011	200	$10.01	to	$10.05	$	2,004	(c)	0.95%	to	1.45%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Retirement Conservative Portfolio - Adviser Class													
2013	316	$11.00	to	$11.14	$	3,496	3.65%	0.95%	to	1.40%	2.90%	to	3.44%
2012	185	$10.69	to	$10.77	$	1,983	2.90%	0.95%	to	1.40%	6.37%	to	6.85%
2011	84	$10.05	to	$10.08	$	846	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Retirement Growth Portfolio - Adviser Class													
2013	395	$11.98	to	$13.35	$	5,195	1.97%	0.95%	to	1.40%	16.98%	to	17.52%
2012	404	$10.24	to	$11.36	$	4,536	2.35%	0.95%	to	1.40%	11.34%	to	11.92%
2011	453	$9.19	to	$10.15	$	4,575	0.89%	0.95%	to	1.40%	-2.52%	to	-2.12%
2010	536	$10.31	to	$10.37	$	5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
2009	600	$9.36	to	$9.38	$	5,625	(a)	0.95%	to	1.90%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Moderate Growth Portfolio - Adviser Class													
2013	331	$11.78	to	$13.31	$	4,340	2.12%	0.95%	to	1.40%	14.04%	to	14.64%
2012	394	$10.33	to	$11.61	$	4,529	2.78%	0.95%	to	1.40%	10.10%	to	10.47%
2011	511	$9.38	to	$10.51	$	5,336	0.97%	0.95%	to	1.40%	-1.33%	to	-0.85%
2010	611	$10.54	to	$10.60	$	6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
2009	795	$9.62	to	$9.64	$	7,664	(a)	0.95%	to	1.75%		(a)	
ING Retirement Moderate Portfolio - Adviser Class													
2013	453	$11.38	to	$12.89	$	5,774	2.71%	0.95%	to	1.40%	8.48%	to	8.96%
2012	428	$10.49	to	$11.83	$	5,002	3.18%	0.95%	to	1.40%	8.70%	to	9.23%
2011	593	$9.65	to	$10.83	$	6,382	1.37%	0.95%	to	1.40%	0.66%	to	1.12%
2010	672	$10.65	to	$10.71	$	7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%
2009	915	$9.85	to	$9.87	$	9,028	(a)	0.95%	to	1.90%	(a)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class													
2013	1,301	$13.06	to	$19.60	$	22,726	1.17%	0.70%	to	1.50%	20.31%	to	21.33%
2012	1,065	$10.84	to	$16.16	$	15,801	1.69%	0.70%	to	1.50%	12.79%	to	13.77%
2011	900	$9.61	to	$14.22	$	12,364	1.91%	0.70%	to	1.50%	1.35%	to	2.11%
2010	828	$11.38	to	$13.93	$	11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
2009	901	$10.05	to	$12.31	$	11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
ING T. Rowe Price Equity Income Portfolio - Service Class													
2013	383	$14.36	to	$23.12	$	6,855	1.71%	0.70%	to	1.50%	27.82%	to	28.88%
2012	335	$11.22	to	$17.96	$	5,210	1.92%	0.70%	to	1.50%	15.47%	to	16.32%
2011	438	$9.68	to	$15.44	$	5,626	2.00%	0.70%	to	1.50%	-2.41%	to	-1.50%
2010	432	$9.77	to	$15.76	$	5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
2009	509	$8.60	to	$13.92	$	6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
ING T. Rowe Price International Stock Portfolio - Service Class													
2013	232	$10.84	to	$16.53	$	3,113	1.02%	0.70%	to	1.45%	12.69%	to	13.63%
2012	255	$9.54	to	$14.56	$	3,179	0.27%	0.70%	to	1.50%	17.02%	to	17.92%
2011	325	$8.09	to	$12.35	$	3,476	3.52%	0.70%	to	1.50%	-13.67%	to	-13.01%
2010	382	$9.30	to	$14.20	$	4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%
2009	488	$8.23	to	$12.57	$	5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class													
2013	41	$13.30	to	$13.77	$	562	1.32%	0.95%	to	1.40%	28.88%	to	29.42%
2012	33	$10.32	to	$10.64	$	349	1.86%	0.95%	to	1.40%	20.00%	to	20.63%
2011	34	$8.60	to	$8.82	$	297	1.60%	0.95%	to	1.40%	-7.03%	to	-6.67%
2010	35	$9.25	to	$9.45	$	327	1.23%	0.95%	to	1.40%	6.20%	to	6.78%
2009	56	$8.54	to	$8.85	$	489	2.16%	0.95%	to	1.90%	29.79%	to	30.92%
ING U.S. Stock Index Portfolio - Service Class													
2013	5		$17.64		$	82	1.32%		0.75%			30.76%	
2012	5		$13.49		$	70	1.57%		0.75%			14.61%	
2011	5		$11.77		$	57	1.71%		0.75%			0.86%	
2010	5		$11.67		$	60	(b)		0.75%			(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Money Market Portfolio - Class I													
2013	4,149	$9.77	to	$15.92	$	52,709	-	0.35%	to	1.90%	-1.74%	to	-0.30%
2012	5,212	$9.84	to	$16.03	$	68,966	0.03%	0.35%	to	1.75%	-1.71%	to	-0.30%
2011	6,156	$9.91	to	$16.15	$	82,585	0.00%	0.35%	to	1.75%	-1.77%	to	-0.40%
2010	7,277	$9.97	to	$16.27	$	97,671	0.02%	0.35%	to	1.90%	-1.68%	to	-0.10%
2009	10,475	$10.02	to	$16.35	$	140,358	0.30%	0.35%	to	1.90%	-1.56%	to	0.10%
ING Money Market Portfolio - Class S													
2013	8		$9.70		$	77	-		0.75%			-0.72%	
2012	8		$9.77		$	74	-		0.75%			-0.71%	
2011	28		$9.84		$	273	-		0.75%			-0.71%	
2010	32		$9.91		$	313	(b)		0.75%			(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING American Century Small-Mid Cap Value Portfolio - Service Class													
2013	123	$18.63	to	$29.95	$	2,769	1.16%	0.35%	to	1.50%	29.71%	to	30.86%
2012	104	$14.28	to	$23.02	$	1,878	1.11%	0.35%	to	1.25%	14.91%	to	15.94%
2011	110	$12.36	to	$19.97	$	1,740	0.95%	0.35%	to	1.25%	-4.36%	to	-3.46%
2010	131	$13.00	to	$20.82	$	2,244	1.13%	0.35%	to	1.25%	20.45%	to	21.61%
2009	91	$10.69	to	$17.22	$	1,309	1.75%	0.35%	to	1.25%	34.10%	to	34.63%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Growth Portfolio - Service Class													
2013	359	$14.84	to	$33.36	$	7,548	1.29%	0.70%	to	1.50%	36.82%	to	37.91%
2012	258	$10.84	to	$24.25	$	4,561	-	0.70%	to	1.50%	17.89%	to	18.82%
2011	248	$9.18	to	$20.46	$	3,850	-	0.70%	to	1.50%	0.69%	to	1.54%
2010	239	$9.99	to	$20.21	$	3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
2009	267	$8.00	to	$16.13	$	3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
ING Columbia Contrarian Core Portfolio - Service Class													
2013	176	$13.35	to	$20.10	$	2,612	1.41%	0.70%	to	1.50%	32.73%	to	33.85%
2012	182	$10.05	to	$15.06	$	2,062	0.29%	0.70%	to	1.50%	10.60%	to	11.44%
2011	201	$9.05	to	$13.54	$	2,042	1.03%	0.70%	to	1.50%	-6.12%	to	-5.31%
2010	245	$9.64	to	$14.34	$	2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
2009	260	$8.63	to	$12.92	$	2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
ING Columbia Small Cap Value II Portfolio - Service Class													
2013	40	$15.03	to	$17.37	$	621	0.96%	0.70%	to	1.40%	38.02%	to	38.93%
2012	38	$10.89	to	$11.38	$	419	0.23%	0.75%	to	1.40%	12.62%	to	13.35%
2011	45	$9.67	to	$10.04	$	446	0.52%	0.75%	to	1.40%	-4.07%	to	-3.37%
2010	70	$10.08	to	$10.39	$	719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%
2009	80	$8.05	to	$8.36	$	663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
ING Global Bond Portfolio - Initial Class													
2013	1,927	$12.17	to	$14.37	$	26,454	2.03%	0.35%	to	2.25%	-6.15%	to	-4.31%
2012	2,338	$12.76	to	$15.08	$	34,048	5.98%	0.35%	to	2.25%	5.47%	to	7.53%
2011	2,756	$11.91	to	$14.09	$	37,677	7.33%	0.35%	to	2.25%	1.43%	to	3.33%
2010	3,344	$11.57	to	$13.70	$	44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%
2009	3,753	$10.05	to	$11.92	$	43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
ING Global Bond Portfolio - Service Class													
2013	7		$13.44		$	95	1.72%		1.25%			-5.49%	
2012	10		$14.22		$	137	4.95%		1.25%			6.28%	
2011	11		$13.38		$	146	13.79%		1.25%			2.22%	
2010	9		$13.09		$	115	2.69%		1.25%			14.12%	
2009	9		$11.47		$	108	6.45%		1.25%			19.85%	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Comstock Portfolio - Service Class													
2013	68	$16.60	to	$22.71	$	1,289	0.84%	0.70%	to	1.50%	33.00%	to	34.09%
2012	58	$12.38	to	$16.98	$	862	1.19%	0.70%	to	1.50%	16.82%	to	17.79%
2011	64	$10.51	to	$14.45	$	813	1.37%	0.70%	to	1.50%	-3.51%	to	-2.78%
2010	72	$10.81	to	$14.90	$	937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
2009	90	$9.45	to	$13.06	$	1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
ING Invesco Equity and Income Portfolio - Initial Class													
2013	3,140	$15.56	to	$17.37	$	52,976	1.40%	0.35%	to	1.75%	22.76%	to	24.59%
2012	3,462	$12.54	to	$14.03	$	47,507	2.28%	0.35%	to	1.75%	10.85%	to	12.31%
2011	4,118	$11.20	to	$12.56	$	50,725	2.13%	0.35%	to	1.75%	-2.86%	to	-1.39%
2010	4,907	$11.40	to	$12.82	$	61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
2009	5,882	$10.22	to	$11.52	$	66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
ING JPMorgan Mid Cap Value Portfolio - Service Class													
2013	134	$18.06	to	$31.44	$	3,218	0.63%	0.35%	to	1.50%	29.54%	to	31.11%
2012	110	$13.83	to	$24.13	$	2,176	0.74%	0.35%	to	1.50%	18.26%	to	19.63%
2011	111	$11.60	to	$20.29	$	1,872	0.88%	0.35%	to	1.50%	0.29%	to	1.47%
2010	106	$11.47	to	$20.12	$	1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
2009	138	$9.40	to	$16.52	$	1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
ING Oppenheimer Global Portfolio - Initial Class													
2013	4,579	$15.55	to	$19.28	$	83,809	1.35%	0.35%	to	1.90%	24.68%	to	26.69%
2012	5,210	$12.32	to	$15.31	$	77,309	1.28%	0.35%	to	1.90%	19.40%	to	21.26%
2011	5,948	$10.20	to	$12.70	$	73,458	1.50%	0.35%	to	1.90%	-9.84%	to	-8.41%
2010	6,770	$11.18	to	$13.96	$	92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
2009	7,725	$9.70	to	$12.14	$	91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
ING PIMCO Total Return Portfolio - Service Class													
2013	631	$12.73	to	$16.50	$	9,329	3.16%	0.70%	to	1.50%	-3.39%	to	-2.60%
2012	810	$13.07	to	$16.94	$	13,448	2.88%	0.70%	to	1.50%	6.32%	to	7.13%
2011	836	$12.20	to	$15.82	$	12,993	2.59%	0.70%	to	1.50%	1.73%	to	2.52%
2010	997	$11.90	to	$15.44	$	15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
2009	1,003	$11.14	to	$14.46	$	14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Initial Class													
2013	1,012	$17.05	to	$19.44	$	17,988	4.97%	0.70%	to	1.75%	10.36%	to	11.54%
2012	1,074	$15.45	to	$17.44	$	17,097	6.01%	0.70%	to	1.75%	14.19%	to	15.46%
2011	1,172	$13.53	to	$15.12	$	16,258	5.71%	0.70%	to	1.75%	-2.45%	to	-1.40%
2010	1,392	$13.82	to	$15.34	$	19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%
2009	1,614	$11.84	to	$12.99	$	19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
ING Solution 2015 Portfolio - Service Class													
2013	214	$12.56	to	$14.05	$	2,821	3.29%	0.35%	to	1.50%	7.51%	to	8.28%
2012	167	$11.60	to	$12.98	$	2,108	5.72%	0.70%	to	1.50%	9.77%	to	10.69%
2011	278	$10.48	to	$11.73	$	3,208	3.04%	0.70%	to	1.50%	-2.19%	to	-1.41%
2010	316	$10.63	to	$11.90	$	3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
2009	311	$9.62	to	$10.78	$	3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
ING Solution 2025 Portfolio - Service Class													
2013	255	$13.13	to	$14.70	$	3,450	2.22%	0.35%	to	1.50%	14.56%	to	15.90%
2012	219	$11.36	to	$12.73	$	2,664	2.61%	0.35%	to	1.50%	11.81%	to	12.99%
2011	201	$10.09	to	$11.31	$	2,159	1.93%	0.35%	to	1.50%	-4.53%	to	-3.40%
2010	215	$10.48	to	$11.75	$	2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
2009	204	$9.28	to	$10.41	$	2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
ING Solution 2035 Portfolio - Service Class													
2013	444	$13.51	to	$15.38	$	6,162	1.91%	0.35%	to	1.50%	18.89%	to	19.98%
2012	368	$11.30	to	$12.87	$	4,430	2.07%	0.35%	to	1.25%	13.67%	to	14.64%
2011	325	$9.89	to	$11.27	$	3,402	1.59%	0.35%	to	1.25%	-5.79%	to	-4.92%
2010	296	$10.44	to	$11.90	$	3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
2009	239	$9.18	to	$10.47	$	2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
ING Solution 2045 Portfolio - Service Class													
2013	195	$13.57	to	$15.76	$	2,739	1.64%	0.70%	to	1.50%	21.56%	to	22.58%
2012	154	$11.07	to	$12.87	$	1,784	1.93%	0.70%	to	1.50%	13.76%	to	14.72%
2011	141	$9.65	to	$11.23	$	1,424	1.18%	0.35%	to	1.50%	-6.56%	to	-5.41%
2010	87	$10.25	to	$11.92	$	940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%
2009	122	$8.96	to	$10.44	$	1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Income Portfolio - Service Class													
2013	83	$12.67	to	$13.88	$	1,127	3.10%	0.70%	to	1.25%	5.64%	to	6.29%
2012	93	$11.92	to	$13.07	$	1,197	5.11%	0.70%	to	1.25%	8.45%	to	9.01%
2011	91	$10.94	to	$11.99	$	1,072	3.38%	0.70%	to	1.25%	-0.94%	to	-0.36%
2010	74	$10.98	to	$12.04	$	879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
2009	131	$10.09	to	$11.07	$	1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2013	2,349	$17.31	to	$21.73	$	48,397	0.29%	0.35%	to	1.75%	32.79%	to	34.73%
2012	2,619	$12.90	to	$16.23	$	41,061	0.50%	0.35%	to	1.75%	14.15%	to	15.68%
2011	3,031	$11.18	to	$14.11	$	41,422	0.34%	0.35%	to	1.75%	-5.45%	to	-4.06%
2010	3,375	$11.70	to	$14.79	$	48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
2009	3,724	$9.16	to	$11.62	$	42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
ING T. Rowe Price Growth Equity Portfolio - Initial Class													
2013	1,072	$14.76	to	$47.38	$	37,679	0.02%	0.35%	to	1.50%	37.20%	to	38.78%
2012	1,093	$10.75	to	$34.50	$	29,888	0.16%	0.35%	to	1.50%	17.13%	to	18.53%
2011	1,207	$9.17	to	$29.43	$	28,652	-	0.35%	to	1.50%	-2.57%	to	-1.45%
2010	1,303	$10.93	to	$30.17	$	32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
2009	1,461	$9.42	to	$26.18	$	31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
ING Templeton Foreign Equity Portfolio - Initial Class													
2013	1,607	$10.23	to	$12.52	$	17,537	1.46%	0.35%	to	1.90%	17.99%	to	19.83%
2012	1,929	$8.67	to	$10.34	$	17,443	1.57%	0.35%	to	1.90%	16.53%	to	18.44%
2011	1,868	$7.44	to	$8.73	$	14,333	1.94%	0.35%	to	1.90%	-13.59%	to	-12.26%
2010	2,227	$8.61	to	$9.95	$	19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
2009	2,572	$8.07	to	$9.17	$	21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
ING Strategic Allocation Conservative Portfolio - Class I													
2013	348	$13.45	to	$25.04	$	7,505	2.52%	0.35%	to	1.50%	10.41%	to	11.34%
2012	357	$12.08	to	$22.50	$	6,993	2.74%	0.70%	to	1.50%	10.68%	to	11.54%
2011	430	$10.83	to	$20.19	$	7,590	4.58%	0.70%	to	1.50%	0.28%	to	1.12%
2010	505	$10.71	to	$19.98	$	8,905	4.40%	0.70%	to	1.50%	9.40%	to	10.30%
2009	544	$9.71	to	$18.12	$	8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Growth Portfolio - Class I													
2013	474	$11.85	to	$27.09	$	9,730	1.65%	0.35%	to	2.25%	19.70%	to	22.04%
2012	421	$9.90	to	$22.30	$	7,948	1.54%	0.35%	to	2.25%	12.37%	to	14.57%
2011	457	$8.81	to	$19.54	$	7,550	2.72%	0.35%	to	2.25%	-5.06%	to	-3.28%
2010	506	$9.28	to	$20.28	$	8,728	3.63%	0.35%	to	2.25%	10.61%	to	12.73%
2009	574	$8.39	to	$18.07	$	8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
ING Strategic Allocation Moderate Portfolio - Class I													
2013	499	$12.24	to	$25.74	$	10,224	2.12%	0.35%	to	2.25%	13.97%	to	16.22%
2012	530	$10.74	to	$22.25	$	9,615	2.15%	0.35%	to	2.25%	11.07%	to	13.23%
2011	592	$9.67	to	$19.73	$	9,597	3.47%	0.35%	to	2.25%	-2.72%	to	-0.94%
2010	645	$9.94	to	$19.99	$	10,595	4.10%	0.35%	to	2.25%	9.47%	to	11.68%
2009	673	$9.08	to	$17.98	$	10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
ING Growth and Income Portfolio - Class A													
2013	124		$14.84		$	1,846	0.87%		1.25%			28.48%	
2012	138		$11.55		$	1,591	1.38%		1.25%			13.79%	
2011	157		$10.15		$	1,594	(c)		1.25%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Growth and Income Portfolio - Class I													
2013	8,983	$10.35	to	$429.48	$	248,811	1.36%	0.35%	to	2.25%	27.78%	to	30.26%
2012	8,089	$8.10	to	$331.80	$	198,559	1.82%	0.35%	to	2.25%	13.29%	to	15.30%
2011	9,359	$7.15	to	$289.30	$	198,743	1.24%	0.35%	to	2.25%	-2.59%	to	-0.57%
2010	10,173	$7.34	to	$292.82	$	225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
2009	11,088	$6.57	to	$258.97	$	215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
ING GET U.S. Core Portfolio - Series 14													
2013	470	$9.87	to	$10.56	$	4,907	2.87%	1.45%	to	2.40%	-2.66%	to	-1.77%
2012	566	$10.14	to	$10.75	$	6,018	2.86%	1.45%	to	2.40%	-2.59%	to	-1.65%
2011	716	$10.41	to	$10.93	$	7,759	3.00%	1.45%	to	2.40%	0.77%	to	1.67%
2010	908	$10.33	to	$10.75	$	9,684	3.89%	1.45%	to	2.40%	4.24%	to	5.39%
2009	1,241	$9.91	to	$10.20	$	12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Euro STOXX 50® Index Portfolio - Class I													
2013	4		$11.80		$	46	4.65%	0.75%			25.13%		
2012	4		$9.43		$	40	5.41%	0.75%			21.52%		
2011	4		$7.76		$	34	2.94%	0.75%			-17.62%		
2010	4		$9.42		$	34	(b)	0.75%			(b)		
2009	(b)		(b)			(b)	(b)	(b)			(b)		
ING Index Plus LargeCap Portfolio - Class I													
2013	3,587	$11.49	to	$30.70	$	71,271	1.85%	0.35%	to	2.25%	30.00%	to	32.49%
2012	4,010	$8.79	to	$23.27	$	62,530	1.68%	0.35%	to	2.25%	11.81%	to	14.01%
2011	4,686	$7.82	to	$20.48	$	64,463	1.92%	0.35%	to	2.25%	-2.21%	to	-0.38%
2010	5,572	$7.84	to	$20.66	$	77,272	1.95%	0.35%	to	2.25%	11.35%	to	13.57%
2009	7,031	$7.02	to	$18.26	$	84,361	3.02%	0.35%	to	2.25%	20.43%	to	22.96%
ING Index Plus MidCap Portfolio - Class I													
2013	357	$16.64	to	$37.90	$	8,351	1.34%	0.35%	to	1.50%	32.57%	to	34.07%
2012	374	$12.45	to	$28.40	$	9,658	0.92%	0.35%	to	1.50%	15.93%	to	17.30%
2011	403	$10.65	to	$24.32	$	8,915	0.81%	0.35%	to	1.50%	-2.62%	to	-1.46%
2010	433	$10.85	to	$24.80	$	9,868	1.09%	0.35%	to	1.50%	20.12%	to	21.48%
2009	494	$8.96	to	$20.51	$	9,299	1.60%	0.35%	to	1.50%	29.77%	to	31.44%
ING Index Plus SmallCap Portfolio - Class I													
2013	216	$17.17	to	$28.33	$	4,581	0.93%	0.35%	to	1.50%	40.56%	to	42.22%
2012	186	$12.12	to	$20.01	$	3,348	0.61%	0.35%	to	1.50%	10.71%	to	11.98%
2011	219	$10.86	to	$17.95	$	3,572	0.76%	0.35%	to	1.50%	-2.20%	to	-1.08%
2010	248	$11.02	to	$18.23	$	4,105	0.72%	0.35%	to	1.50%	21.06%	to	22.42%
2009	293	$9.03	to	$14.96	$	3,939	1.73%	0.35%	to	1.50%	22.91%	to	24.49%
ING International Index Portfolio - Class I													
2013	580	$9.57	to	$18.41	$	8,699	2.27%	0.70%	to	1.75%	19.33%	to	20.59%
2012	627	$8.00	to	$15.31	$	7,856	2.86%	0.70%	to	1.75%	16.65%	to	17.88%
2011	687	$6.84	to	$13.02	$	7,623	2.73%	0.70%	to	1.75%	-13.75%	to	-12.75%
2010	784	$7.91	to	$14.96	$	10,272	3.55%	0.70%	to	1.75%	5.96%	to	7.06%
2009	989	$7.44	to	$14.01	$	11,857	-	0.70%	to	1.90%	25.89%	to	26.77%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class S											
2013	8	$16.37			$ 134	-	1.25%		19.66%		
2012	1	$13.68			$ 16	4.00%	1.25%		17.02%		
2011	3	$11.69			$ 34	2.30%	1.25%		-13.54%		
2010	4	$13.52			$ 53	2.11%	1.25%		6.29%		
2009	3	$12.72			$ 42	(a)	1.25%		(a)		
ING Russell™ Large Cap Growth Index Portfolio - Class I											
2013	1,444	$18.03	to	$22.32	$ 28,735	1.46%	0.70%	to 1.75%	29.68%	to	31.06%
2012	1,669	$13.76	to	$16.58	$ 25,455	1.21%	0.70%	to 1.75%	12.48%	to	13.72%
2011	1,853	$12.11	to	$14.60	$ 24,962	1.27%	0.70%	to 1.75%	2.39%	to	3.48%
2010	2,128	$11.71	to	$14.18	$ 27,852	0.66%	0.70%	to 1.90%	10.67%	to	11.92%
2009	2,458	$11.71	to	$12.73	$ 28,908	(a)	0.75%	to 1.90%	(a)		
ING Russell™ Large Cap Index Portfolio - Class I											
2013	844	$13.33	to	$21.86	$ 17,423	1.62%	0.70%	to 2.25%	29.12%	to	31.14%
2012	907	$10.25	to	$16.71	$ 14,334	2.54%	0.70%	to 2.25%	12.97%	to	14.70%
2011	1,047	$9.00	to	$14.60	$ 14,736	1.78%	0.75%	to 2.25%	0.29%	to	1.76%
2010	1,418	$8.91	to	$14.37	$ 19,011	3.38%	0.70%	to 2.25%	9.70%	to	11.43%
2009	1,651	$8.06	to	$12.93	$ 20,115	-	0.70%	to 2.25%	22.17%	to	22.71%
ING Russell™ Large Cap Value Index Portfolio - Class I											
2013	385	$16.69	to	$20.81	$ 7,738	1.70%	0.75%	to 1.75%	29.56%	to	30.90%
2012	473	$12.75	to	$15.94	$ 7,317	1.90%	0.75%	to 1.75%	14.18%	to	15.28%
2011	526	$11.06	to	$13.84	$ 7,094	1.74%	0.75%	to 1.75%	-0.95%	to	0.09%
2010	635	$11.05	to	$13.86	$ 8,621	1.52%	0.75%	to 1.75%	9.45%	to	10.35%
2009	812	$12.47	to	$12.56	$ 10,184	(a)	0.95%	to 1.90%	(a)		
ING Russell™ Large Cap Value Index Portfolio - Class S											
2013	75	$20.14	to	$20.29	$ 1,517	1.43%	1.25%	to 1.40%	29.60%	to	29.81%
2012	82	$15.54	to	$15.63	$ 1,276	1.72%	1.25%	to 1.40%	14.35%	to	14.51%
2011	94	$13.59	to	$13.65	$ 1,283	1.55%	1.25%	to 1.40%	-0.88%	to	-0.66%
2010	113	$13.71	to	$13.74	$ 1,547	1.41%	1.25%	to 1.40%	9.59%	to	9.74%
2009	125	$12.51	to	$12.52	$ 1,568	(a)	1.25%	to 1.40%	(a)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Growth Index Portfolio - Class S													
2013	45	$23.11	to	$24.63	$	1,080	0.75%	0.70%	to	1.50%	32.89%	to	33.86%
2012	45	$17.39	to	$17.88	$	795	0.29%	0.75%	to	1.50%	13.73%	to	14.69%
2011	37	$15.29	to	$15.59	$	576	0.64%	0.75%	to	1.50%	-3.65%	to	-2.93%
2010	23	$15.87	to	$16.06	$	367	-	0.75%	to	1.50%	23.98%	to	24.88%
2009	8	$12.80	to	$12.86	$	101	(a)	0.75%	to	1.50%		(a)	
ING Russell™ Mid Cap Index Portfolio - Class I													
2013	47	$15.03	to	$19.28	$	789	0.96%	0.70%	to	1.25%	32.54%	to	33.28%
2012	55	$11.34	to	$14.48	$	667	1.03%	0.75%	to	1.25%	15.60%	to	16.21%
2011	48	$9.81	to	$12.46	$	500	1.58%	0.75%	to	1.25%	-3.06%	to	-2.63%
2010	23	$10.12	to	$12.80	$	260	0.48%	0.75%	to	1.25%	23.72%	to	24.36%
2009	19	$8.18	to	$8.25	$	159	-	0.75%	to	1.25%		39.12%	
ING Russell™ Small Cap Index Portfolio - Class I													
2013	63	$16.16	to	$19.26	$	1,082	1.36%	0.75%	to	1.25%	37.07%	to	37.71%
2012	67	$11.79	to	$13.99	$	831	0.71%	0.75%	to	1.25%	14.58%	to	15.17%
2011	53	$10.29	to	$12.15	$	571	1.06%	0.75%	to	1.25%	-5.16%	to	-4.63%
2010	33	$10.77	to	$12.74	$	373	-	0.75%	to	1.50%	24.86%	to	25.46%
2009	14	$8.69	to	$8.76	$	123	-	0.75%	to	1.25%		25.68%	
ING Small Company Portfolio - Class I													
2013	854	$17.14	to	$49.45	$	30,613	0.51%	0.35%	to	1.90%	35.18%	to	37.30%
2012	927	$12.53	to	$36.16	$	25,858	0.41%	0.35%	to	1.90%	12.32%	to	14.13%
2011	1,068	$11.02	to	$31.82	$	26,266	0.41%	0.35%	to	1.90%	-4.35%	to	-2.87%
2010	1,304	$11.38	to	$32.87	$	33,287	0.53%	0.35%	to	1.90%	21.98%	to	24.03%
2009	1,495	$9.21	to	$26.63	$	30,900	0.62%	0.35%	to	1.90%	25.16%	to	27.30%
ING U.S. Bond Index Portfolio - Class I													
2013	106	$11.18	to	$12.65	$	1,240	1.95%	0.70%	to	1.50%	-4.01%	to	-3.24%
2012	101	$11.56	to	$12.66	$	1,220	1.66%	0.70%	to	1.50%	2.31%	to	3.12%
2011	211	$11.21	to	$12.28	$	2,504	2.21%	0.70%	to	1.50%	5.59%	to	6.50%
2010	118	$10.54	to	$11.53	$	1,305	2.83%	0.70%	to	1.50%	4.79%	to	5.39%
2009	63	$10.65	to	$10.94	$	675	3.37%	0.70%	to	1.25%	4.51%	to	5.09%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Value Portfolio - Class I													
2013	110	$10.30	to	$17.89	$	1,520	2.54%	0.70%	to	1.50%	19.48%	to	20.47%
2012	105	$8.55	to	$14.90	$	1,399	2.56%	0.70%	to	1.50%	17.41%	to	18.32%
2011	118	$7.23	to	$12.61	$	1,333	2.68%	0.70%	to	1.50%	-16.21%	to	-15.54%
2010	139	$8.56	to	$14.97	$	1,872	1.81%	0.70%	to	1.50%	0.94%	to	1.78%
2009	248	$8.41	to	$14.75	$	3,320	1.39%	0.70%	to	1.50%	25.32%	to	26.28%
ING MidCap Opportunities Portfolio - Class I													
2013	401	$11.74	to	$32.78	$	6,779	0.05%	0.35%	to	1.75%	29.99%	to	31.05%
2012	102	$14.14	to	$19.25	$	1,899	0.53%	0.70%	to	1.50%	12.78%	to	13.39%
2011	111	$12.47	to	$22.17	$	1,849	-	0.70%	to	1.25%	-1.77%	to	-1.19%
2010	116	$12.62	to	$22.49	$	1,993	0.72%	0.70%	to	1.25%	28.71%	to	29.44%
2009	40	$9.75	to	$13.30	$	523	0.20%	0.70%	to	1.25%	39.80%	to	40.49%
ING MidCap Opportunities Portfolio - Class S													
2013	195	$12.96	to	$21.47	$	3,805	-	0.95%	to	1.40%	29.85%	to	30.44%
2012	219	$9.98	to	$16.46	$	3,372	0.41%	0.95%	to	1.40%	12.26%	to	12.82%
2011	247	$8.89	to	$14.59	$	3,438	-	0.95%	to	1.45%	-2.26%	to	-1.75%
2010	238	$14.14	to	$14.85	$	3,477	0.46%	0.95%	to	1.45%	28.08%	to	28.79%
2009	264	$10.61	to	$11.53	$	2,989	0.11%	0.95%	to	1.90%	38.33%	to	39.59%
ING SmallCap Opportunities Portfolio - Class I													
2013	67	$16.45	to	$29.11	$	1,196	-	0.70%	to	1.25%	37.31%	to	38.02%
2012	71	$11.98	to	$21.13	$	898	-	0.70%	to	1.25%	13.77%	to	14.42%
2011	69	$10.53	to	$18.52	$	767	-	0.70%	to	1.25%	-0.38%	to	0.17%
2010	77	$10.57	to	$18.54	$	852	-	0.70%	to	1.25%	30.66%	to	31.40%
2009	38	$8.09	to	$14.14	$	320	-	0.70%	to	1.25%	29.44%	to	30.13%
ING SmallCap Opportunities Portfolio - Class S													
2013	197	$14.25	to	$15.76	$	2,973	-	0.95%	to	1.45%	36.73%	to	37.40%
2012	208	$10.42	to	$11.47	$	2,297	-	0.95%	to	1.45%	13.19%	to	13.79%
2011	211	$9.19	to	$10.08	$	2,075	-	0.95%	to	1.45%	-0.83%	to	-0.40%
2010	249	$9.63	to	$10.12	$	2,465	-	0.95%	to	1.45%	30.11%	to	30.75%
2009	264	$7.21	to	$7.74	$	2,004	-	0.95%	to	1.75%	28.52%	to	29.43%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2013	-		$16.66		$	8	(e)	1.00%			(e)		
2012	-		$43.50		$	7	-	0.75%			12.78%		
2011	-		$38.57		$	14	-	0.75%			0.86%		
2010	-		$38.24		$	14	-	0.75%			7.60%		
2009	-		$35.54		$	13	6.90%	0.75%			24.92%		
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2013	-		$17.09			-	(e)	1.00%			(e)		
2012	-		$37.70			-	-	0.75%			16.43%		
2011	-		$32.38			-	-	0.75%			-2.18%		
2010	-	$29.69	to	$33.10	$	2	-	0.75%	to	1.50%	23.97%	to	24.91%
2009	-	$23.95	to	$26.50	$	2	-	0.75%	to	1.50%	42.64%	to	43.79%
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC													
2013	111	$15.85	to	$23.19	$	2,031	0.41%	0.35%	to	1.50%	28.34%	to	29.91%
2012	126	$12.25	to	$17.97	$	1,878	0.61%	0.35%	to	1.50%	12.88%	to	14.09%
2011	159	$10.77	to	$15.83	$	2,073	0.22%	0.35%	to	1.50%	-5.45%	to	-4.37%
2010	185	$11.30	to	$16.65	$	2,550	0.39%	0.35%	to	1.50%	23.52%	to	25.05%
2009	189	$9.07	to	$13.40	$	2,101	0.44%	0.35%	to	1.50%	24.74%	to	26.24%
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2013	29	$13.97	to	$17.88	$	426	-	0.80%	to	1.25%	34.20%	to	34.84%
2012	13	$10.41	to	$13.26	$	145	-	0.80%	to	1.25%	15.03%	to	15.51%
2011	14	$9.05	to	$11.48	$	136	-	0.80%	to	1.25%	-0.11%	to	0.35%
2010	5	$9.06	to	$11.44	$	55	-	0.80%	to	1.25%	25.83%	to	26.41%
2009	26	$7.20	to	$9.05	$	195	-	0.80%	to	1.25%	30.91%	to	31.54%
Oppenheimer Global Fund/VA													
2013	1		$15.97		$	23	(e)	1.00%			(e)		
2012	1		$27.14		$	19	-	0.75%			20.35%		
2011	2		$22.55		$	47	1.82%	0.75%			-8.96%		
2010	3		$24.77		$	63	1.60%	0.75%			15.10%		
2009	3		$21.52		$	62	1.83%	0.75%			38.75%		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Fund®/VA													
2013	22	$14.54	to	$17.50	$	337	0.96%	0.80%	to	1.25%	30.17%	to	30.69%
2012	24	$11.17	to	$13.39	$	288	1.08%	0.80%	to	1.25%	15.39%	to	15.93%
2011	26	$9.68	to	$11.55	$	267	0.72%	0.80%	to	1.25%	-1.33%	to	-0.77%
2010	27	$9.81	to	$11.64	$	286	1.05%	0.80%	to	1.25%	14.74%	to	15.13%
2009	31	$8.55	to	$10.11	$	288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
Oppenheimer Main Street Small Cap Fund®/VA													
2013	50	$18.24	to	$21.55	$	1,033	1.00%	0.70%	to	1.50%	38.93%	to	39.98%
2012	50	$13.03	to	$15.40	$	765	0.59%	0.70%	to	1.50%	16.23%	to	17.18%
2011	46	$11.12	to	$13.15	$	599	0.68%	0.70%	to	1.50%	-3.62%	to	-2.88%
2010	65	$11.45	to	$13.55	$	871	0.55%	0.70%	to	1.50%	21.54%	to	22.59%
2009	53	$9.34	to	$11.06	$	586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
PIMCO Real Return Portfolio - Administrative Class													
2013	255	$12.22	to	$15.09	$	3,588	1.07%	0.70%	to	1.50%	-10.58%	to	-9.82%
2012	562	$13.55	to	$16.74	$	9,299	1.07%	0.70%	to	1.50%	7.10%	to	7.97%
2011	513	$12.55	to	$15.51	$	7,882	4.86%	0.70%	to	1.50%	10.07%	to	10.87%
2010	508	$11.32	to	$14.00	$	7,054	1.41%	0.70%	to	1.50%	6.48%	to	7.40%
2009	671	$10.54	to	$13.04	$	8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
Pioneer Emerging Markets VCT Portfolio - Class I													
2013	120	$8.32	to	$8.68	$	1,028	0.78%	0.70%	to	1.25%	-3.23%	to	-2.58%
2012	172	$8.54	to	$8.93	$	1,525	0.63%	0.70%	to	1.25%	10.57%	to	11.21%
2011	129	$7.68	to	$8.03	$	1,027	0.30%	0.70%	to	1.50%	-24.51%	to	-23.96%
2010	414	$10.10	to	$10.56	$	4,363	0.33%	0.70%	to	1.50%	14.22%	to	15.03%
2009	308	$8.78	to	$9.18	$	2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
Pioneer High Yield VCT Portfolio - Class I													
2013	37	$15.70	to	$18.28	$	634	5.55%	0.70%	to	1.50%	10.38%	to	11.27%
2012	35	$14.11	to	$16.44	$	556	9.87%	0.70%	to	1.50%	14.40%	to	15.21%
2011	30	$12.25	to	$14.27	$	417	6.31%	0.70%	to	1.50%	-3.16%	to	-2.31%
2010	35	$12.54	to	$14.63	$	502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
2009	45	$10.70	to	$12.48	$	551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger International													
2013	196	$12.36	to	$14.91	$	2,587	2.73%	0.70%	to	1.50%	20.59%	to	21.45%
2012	163	$10.25	to	$11.89	$	1,742	1.22%	0.70%	to	1.50%	19.74%	to	20.71%
2011	193	$8.56	to	$9.85	$	1,705	4.82%	0.70%	to	1.50%	-15.91%	to	-15.16%
2010	191	$10.18	to	$11.61	$	1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
2009	168	$8.33	to	$9.36	$	1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
Wanger Select													
2013	141	$15.27	to	$21.76	$	2,884	0.29%	0.70%	to	1.50%	32.55%	to	33.60%
2012	163	$11.43	to	$16.29	$	2,636	0.44%	0.70%	to	1.50%	16.74%	to	17.59%
2011	170	$9.72	to	$13.86	$	2,332	2.16%	0.70%	to	1.50%	-18.91%	to	-18.25%
2010	208	$11.89	to	$16.96	$	3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%
2009	212	$9.46	to	$13.50	$	2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
Wanger USA													
2013	60	$17.56	to	$22.50	$	1,247	0.09%	0.70%	to	1.50%	31.80%	to	32.83%
2012	53	$13.22	to	$16.95	$	880	0.38%	0.70%	to	1.50%	18.15%	to	19.11%
2011	50	$11.10	to	$14.23	$	705	-	0.70%	to	1.50%	-4.88%	to	-4.15%
2010	55	$11.58	to	$14.86	$	807	-	0.70%	to	1.50%	21.50%	to	22.54%
2009	36	$9.45	to	$12.13	$	432	-	0.70%	to	1.50%	40.12%	to	41.26%

(a) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.
(e) As investment Division is wholly comprised of new Contracts at December 31, 2013, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2014

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2013 and 2012
(In millions, except per share data)

| | December 31, | |
	2013	2012
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $19,096.7 at 2013 and $18,458.7 at 2012)	$ 19,944.4 $	20,690.8
Fixed maturities, at fair value using the fair value option	621.3	544.7
Equity securities, available-for-sale, at fair value (cost of $119.4 at 2013 and $129.3 at 2012)	134.9	142.8
Short-term investments	15.0	679.8
Mortgage loans on real estate, net of valuation allowance of $1.2 at 2013 and $1.3 at 2012	3,396.1	2,872.7
Policy loans	242.0	240.9
Limited partnerships/corporations	180.9	179.6
Derivatives	464.4	512.7
Securities pledged (amortized cost of $137.9 at 2013 and $207.2 at 2012)	140.1	219.7
Total investments	25,139.1	26,083.7
Cash and cash equivalents	378.9	363.4
Short-term investments under securities loan agreement, including collateral delivered	135.8	186.1
Accrued investment income	285.0	273.0
Receivable for securities sold	5.5	3.9
Reinsurance recoverable	2,016.6	2,153.7
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,189.7	695.0
Notes receivable from affiliate	175.0	175.0
Due from affiliates	62.9	99.8
Property and equipment	78.4	81.8
Other assets	108.5	101.1
Assets held in separate accounts	60,104.9	53,655.3
Total assets	$ 89,680.3 $	83,871.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2013 and 2012)
(In millions, except per share data)

		December 31,		
		2013		**2012**
Liabilities and Shareholder's Equity				
Future policy benefits and contract owner account balances	$	24,589.6	$	24,191.2
Payable for securities purchased		13.7		—
Payables under securities loan agreement, including collateral held		264.4		353.2
Long-term debt		4.9		4.9
Due to affiliates		121.6		95.1
Derivatives		216.6		346.8
Current income tax payable to Parent		74.1		32.1
Deferred income taxes		190.1		507.1
Other liabilities		347.0		424.7
Liabilities related to separate accounts		60,104.9		53,655.3
Total liabilities		85,926.9		79,610.4
Shareholder's equity:				
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 par value per share)		2.8		2.8
Additional paid-in capital		3,953.3		4,217.2
Accumulated other comprehensive income (loss)		495.4		1,023.0
Retained earnings (deficit)		(698.1)		(981.6)
Total shareholder's equity		3,753.4		4,261.4
Total liabilities and shareholder's equity	$	89,680.3	$	83,871.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

		Year Ended December 31,		
		2013	**2012**	**2011**
Revenues:				
Net investment income	$	1,367.0 $	1,348.8 $	1,420.9
Fee income		744.3	648.8	614.0
Premiums		37.3	36.0	33.9
Broker-dealer commission revenue		242.1	225.5	218.3
Net realized capital gains (losses):				
Total other-than-temporary impairments		(9.4)	(14.1)	(116.8)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(3.5)	(3.2)	(9.5)
Net other-than-temporary impairments recognized in earnings		(5.9)	(10.9)	(107.3)
Other net realized capital gains (losses)		(136.3)	70.2	(108.5)
Total net realized capital gains (losses)		(142.2)	59.3	(215.8)
Other revenue		(1.8)	—	14.5
Total revenues		2,246.7	2,318.4	2,085.8
Benefits and expenses:				
Interest credited and other benefits to contract owners/policyholders		747.1	746.7	763.4
Operating expenses		707.7	696.5	692.0
Broker-dealer commission expense		242.1	225.5	218.3
Net amortization of deferred policy acquisition costs and value of business acquired		58.3	131.1	94.2
Interest expense		1.0	2.0	2.6
Total benefits and expenses		1,756.2	1,801.8	1,770.5
Income (loss) before income taxes		490.5	516.6	315.3
Income tax expense (benefit)		207.0	191.2	(5.0)
Net income (loss)	$	283.5 $	325.4 $	320.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	**2012**	**2011**
Net income (loss)	$ 283.5	$ 325.4	$ 320.3
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	(907.4)	408.7	483.8
Other-than-temporary impairments	2.7	10.6	21.3
Pension and other postretirement benefits liability	(2.2)	(2.2)	7.6
Other comprehensive income (loss), before tax	(906.9)	417.1	512.7
Income tax expense (benefit) related to items of other comprehensive income (loss)	(379.3)	141.6	155.7
Other comprehensive income (loss), after tax	(527.6)	275.5	357.0
Comprehensive income (loss)	$ (244.1)	$ 600.9	$ 677.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2011	$ 2.8	$ 4,326.0	$ 390.5	$ (1,627.3)	$ 3,092.0
Comprehensive income (loss):					
Net income (loss)	—	—	—	320.3	320.3
Other comprehensive income (loss), after tax	—	—	357.0	—	357.0
Total comprehensive income (loss)					677.3
Dividends paid and return of capital distribution	—	—	—	—	—
Contribution of capital	—	201.0	—	—	201.0
Employee related benefits	—	6.0	—	—	6.0
Balance at December 31, 2011	2.8	4,533.0	747.5	(1,307.0)	3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and return of capital distribution	—	(340.0)	—	—	(340.0)
Contribution of capital	—	—	—	—	—
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	2.8	4,217.2	1,023.0	(981.6)	4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and return of capital distribution	—	(264.0)	—	—	(264.0)
Contribution of capital	—	—	—	—	—
Employee related benefits	—	0.1	—	—	0.1
Balance at December 31, 2013	$ 2.8	$ 3,953.3	$ 495.4	$ (698.1)	$ 3,753.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	2012	2011
Cash Flows from Operating Activities:			
Net income (loss)	$ 283.5	$ 325.4	$ 320.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(79.5)	(88.1)	(88.9)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	60.1	133.1	97.7
Net accretion/amortization of discount/premium	24.4	20.7	37.0
Future policy benefits, claims reserves and interest credited	559.9	569.9	639.0
Deferred income tax expense (benefit)	62.3	9.5	(65.3)
Net realized capital (gains) losses	142.2	(59.3)	215.8
Depreciation	3.6	3.5	3.5
Change in:			
Accrued investment income	(12.0)	(12.8)	(19.7)
Reinsurance recoverable	137.1	122.6	79.6
Other receivables and asset accruals	(7.3)	(44.8)	(3.5)
Due to/from affiliates	63.4	(77.8)	54.3
Other payables and accruals	(35.7)	125.0	(91.9)
Other, net	(18.5)	60.9	(64.8)
Net cash provided by operating activities	1,183.5	1,087.8	1,113.1
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,618.7	3,868.7	6,468.5
Equity securities, available-for-sale	0.7	2.4	63.1
Mortgage loans on real estate	270.9	492.2	332.8
Limited partnerships/corporations	35.1	339.4	93.0
Acquisition of:			
Fixed maturities	(4,368.6)	(5,484.7)	(7,662.0)
Equity securities, available-for-sale	(9.2)	(0.7)	(5.7)
Mortgage loans on real estate	(794.2)	(991.3)	(863.1)
Limited partnerships/corporations	(20.0)	(46.1)	(68.5)
Derivatives, net	(276.6)	(36.4)	(78.6)
Policy loans, net	(1.1)	5.0	7.1
Short-term investments, net	664.9	(463.0)	5.3
Loan-Dutch State obligation, net	—	416.8	122.4
Collateral (delivered) received, net	(38.5)	57.1	105.3
Purchases of fixed assets, net	(0.2)	(0.6)	(0.8)
Net cash used in investing activities	(918.1)	(1,841.2)	(1,481.2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	2,723.4	$	2,884.3	$	3,115.4
Maturities and withdrawals from investment contracts		(2,709.3)		(2,292.6)		(2,403.6)
Short-term loans to affiliates, net		—		648.0		(343.9)
Short-term repayments of repurchase agreements, net		—		—		(214.7)
Dividends paid and return of capital distribution		(264.0)		(340.0)		—
Capital contribution from parent		—		—		201.0
Net cash (used in) provided by financing activities		(249.9)		899.7		354.2
Net increase (decrease) in cash and cash equivalents		15.5		146.3		(13.9)
Cash and cash equivalents, beginning of year		363.4		217.1		231.0
Cash and cash equivalents, end of year	$	378.9	$	363.4	$	217.1
Supplemental cash flow information:						
Income taxes paid, net	$	102.6	$	170.1	$	108.4
Interest paid		—		—		0.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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1.   Business, Basis of Presentation and Significant Accounting Policies

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the State of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

In 2009, ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange, announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING U.S., Inc., which together with its subsidiaries, including the Company, constituted ING's U.S.-based retirement, investment management and insurance operations. On May 2, 2013, the common stock of ING U.S., Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING U.S., Inc. completed its initial public offering of common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc., of 44,201,773 shares of outstanding common stock of ING U.S., Inc. (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING U.S., Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of ING U.S., Inc. in a registered public offering, reducing ING Group's ownership of ING U.S., Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of ING U.S., Inc. in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and ING U.S., Inc., ING U.S., Inc. acquired 7,255,853 shares of its common stock from ING Group (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING Group's ownership of ING U.S., Inc. was reduced to approximately 43%.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "the Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc.

On April 11, 2013, ING U.S., Inc. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S., Inc. announced additional details regarding the operational and legal work associated with the rebranding. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014; and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S., Inc. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company offers qualified and nonqualified annuity contracts and funding agreements that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts and funding agreements. Company products also include programs offered to qualified retirement plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers

---

wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- ▪ *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- ▪ *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized immediately in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative is included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivative are recorded in Interest credited and other benefit to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated as follows:

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits, are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross revenues are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, changes will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims, as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2013, 2012 and 2011. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding agreements. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from ING U.S., Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Interest is recorded as Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes a reinsurance agreement, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement contains and embedded derivative whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreement.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Derivatives and Hedging

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-10, "Derivatives and Hedging (Accounting Standards Codification ("ASC")Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" ("ASU 2013-10"), which permits an entity to use the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes. In addition, the guidance removes the restriction on using different benchmark rates for similar hedges.

The provisions of ASU 2013-10 were adopted by the Company on July 17, 2013 for qualifying new or redesigned hedges entered into on or after that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Deferred Policy Acquisition Costs

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to AOCI.

Presentation and Disclosure

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" (ASU 2011-11), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (ASC Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 were adopted retrospectively by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-11 and ASU 2013-01 are included in "Note 3. Derivative Financial Instruments."

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Disclosures about Amounts Reclassified out of Accumulated Other Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income, in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 were adopted by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2013-02, including comparative period disclosures, are included in "Note 9. Accumulated Other Comprehensive Income (Loss)."

Future Adoption of Accounting Pronouncements

Income Taxes
In July 2013, the FASB issued ASU 2013-11, "Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:
- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 are effective for years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company does not expect ASU 2013-11 to have an impact on its financial condition, results of operations or cash flows, as the guidance is consistent with that currently applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 are effective for years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied retrospectively for those obligations resulting from joint and several liability arrangements that exist at the beginning of an entity's year of adoption. The Company does not expect ASU 2013-04 to have an impact on its financial condition, results of operations or cash flows, as the Company does not have any fixed obligations under joint and several liable arrangements as of December 31, 2013.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fees Paid to the Federal Government by Health Insurers

In July 2011, the FASB issued ASU 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

The provisions of ASU 2011-06 are effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. The Company does not expect ASU 2011-06 to have an impact on its financial condition, results of operations or cash flows, as the amount of net premium written for qualifying health insurance by the Company is expected to be below the $25.0 threshold as defined by the Acts and, thus, not subject to the fee.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 636.5 $	36.5 $	2.9 $	— $	670.1 $	—
U.S. Government agencies and authorities	237.1	5.0	—	—	242.1	—
State, municipalities and political subdivisions	77.2	5.9	0.1	—	83.0	—
U.S. corporate securities	10,326.0	581.0	238.8	—	10,668.2	1.9
Foreign securities:[1]						
Government	422.9	25.2	16.5	—	431.6	—
Other	5,149.6	272.9	83.5	—	5,339.0	—
Total foreign securities	5,572.5	298.1	100.0	—	5,770.6	—
Residential mortgage-backed securities:						
Agency	1,638.2	121.9	17.9	16.9	1,759.1	0.2
Non-Agency	278.1	55.2	4.8	12.1	340.6	15.1
Total Residential mortgage-backed securities	1,916.3	177.1	22.7	29.0	2,099.7	15.3
Commercial mortgage-backed securities	624.5	68.1	0.9	—	691.7	4.4
Other asset-backed securities	465.8	18.0	3.4	—	480.4	3.2
Total fixed maturities, including securities pledged	19,855.9	1,189.7	368.8	29.0	20,705.8	24.8
Less: Securities pledged	137.9	5.9	3.7	—	140.1	—
Total fixed maturities	19,718.0	1,183.8	365.1	29.0	20,565.7	24.8
Equity securities	119.4	15.8	0.3	—	134.9	—
Total fixed maturities and equity securities investments	$ 19,837.4 $	1,199.6 $	365.4 $	29.0 $	20,700.6 $	24.8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,011.5 $	135.6 $	0.5 $	— $	1,146.6 $	—
U.S. Government agencies and authorities	379.4	17.6	—	—	397.0	—
State, municipalities and political subdivisions	77.2	15.9	—	—	93.1	—
U.S. corporate securities	9,438.0	1,147.4	11.1	—	10,574.3	2.0
Foreign securities:[1]						
Government	439.7	57.4	1.1	—	496.0	—
Other	4,570.0	501.3	15.3	—	5,056.0	—
Total foreign securities	5,009.7	558.7	16.4	—	5,552.0	—
Residential mortgage-backed securities:						
Agency	1,679.5	181.5	3.4	33.7	1,891.3	0.6
Non-Agency	390.9	70.0	14.7	20.0	466.2	17.4
Total Residential mortgage-backed securities	2,070.4	251.5	18.1	53.7	2,357.5	18.0
Commercial mortgage-backed securities	748.7	90.6	0.2	—	839.1	4.4
Other asset-backed securities	475.7	26.6	6.7	—	495.6	3.1
Total fixed maturities, including securities pledged	19,210.6	2,243.9	53.0	53.7	21,455.2	27.5
Less: Securities pledged	207.2	13.0	0.5	—	219.7	—
Total fixed maturities	19,003.4	2,230.9	52.5	53.7	21,235.5	27.5
Equity securities	129.3	13.6	0.1	—	142.8	—
Total fixed maturities and equity securities investments	$ 19,132.7 $	2,244.5 $	52.6 $	53.7 $	21,378.3 $	27.5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2013, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 612.5	$ 629.7
After one year through five years	3,846.6	4,103.6
After five years through ten years	6,488.8	6,646.5
After ten years	5,901.4	6,054.2
Mortgage-backed securities	2,540.8	2,791.4
Other asset-backed securities	465.8	480.4
Fixed maturities, including securities pledged	$ 19,855.9	$ 20,705.8

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2013 and 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2013				
Communications	$ 1,315.9	$ 81.5	$ 36.8	$ 1,360.6
Financial	2,114.7	166.9	20.2	2,261.4
Industrial and other companies	8,878.5	423.5	213.1	9,088.9
Utilities	2,726.5	159.5	42.3	2,843.7
Transportation	440.0	22.5	9.9	452.6
Total	$ 15,475.6	$ 853.9	$ 322.3	$ 16,007.2
December 31, 2012				
Communications	$ 1,154.1	$ 161.4	$ 0.9	$ 1,314.6
Financial	1,859.3	240.1	10.9	2,088.5
Industrial and other companies	7,883.1	850.9	6.9	8,727.1
Utilities	2,715.4	349.8	7.3	3,057.9
Transportation	396.1	46.5	0.4	442.2
Total	$ 14,008.0	$ 1,648.7	$ 26.4	$ 15,630.3

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

are recorded directly in AOCI, and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2013 and 2012, approximately 50.4% and 41.8%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As of December 31, 2013 and 2012, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2013 and 2012, the fair value of loaned securities was $97.6 and $180.2, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $102.7 and $186.1, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, liabilities to return collateral of $102.7 and $186.1, respectively, were included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $1.0 and $1.3 as of December 31, 2013 and 2012, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in "Note 1. Business, Basis of Presentation and Significant Accounting Policies" and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 124.4	$ 2.1	$ 34.2	$ 0.8	$ —	$ —	$ 158.6	$ 2.9
U.S. corporate, state and municipalities	1,002.8	22.9	2,413.2	183.8	236.9	32.2	3,652.9	238.9
Foreign	448.8	5.7	1,063.9	86.4	76.2	7.9	1,588.9	100.0
Residential mortgage-backed	262.3	2.9	212.9	12.0	105.8	7.8	581.0	22.7
Commercial mortgage-backed	77.9	0.9	—	—	—	—	77.9	0.9
Other asset-backed	38.9	0.2	30.3	0.2	26.0	3.0	95.2	3.4
Total	$ 1,955.1	$ 34.7	$ 3,754.5	$ 283.2	$ 444.9	$ 50.9	$ 6,154.5	$ 368.8

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 300.0	$ 0.5	$ —	$ —	$ —	$ —	$ 300.0	$ 0.5
U.S. corporate, state and municipalities	479.8	6.8	22.5	0.9	49.4	3.4	551.7	11.1
Foreign	166.8	4.7	7.8	0.5	87.7	11.2	262.3	16.4
Residential mortgage-backed	68.7	1.6	7.2	0.3	132.4	16.2	208.3	18.1
Commercial mortgage-backed	7.5	0.1	1.6	—	2.5	0.1	11.6	0.2
Other asset-backed	15.6	— *	—	—	34.2	6.7	49.8	6.7
Total	$ 1,038.4	$ 13.7	$ 39.1	$ 1.7	$ 306.2	$ 37.6	$ 1,383.7	$ 53.0

* Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 89.7% and 89.1% of the average book value as of December 31, 2013 and 2012, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
Six months or less below amortized cost	$ 2,054.4	$ 24.1	$ 45.3	$ 5.3	322	7
More than six months and twelve months or less below amortized cost	3,991.4	23.5	272.6	5.8	502	3
More than twelve months below amortized cost	420.4	9.5	37.3	2.5	137	8
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18
December 31, 2012						
Six months or less below amortized cost	$ 1,110.8	$ 15.2	$ 19.3	$ 3.9	141	10
More than six months and twelve months or less below amortized cost	49.5	1.5	2.6	0.4	31	2
More than twelve months below amortized cost	198.1	61.6	6.2	20.6	99	28
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
U.S. Treasuries	$ 161.5	$ —	$ 2.9	$ —	4	—
U.S. corporate, state and municipalities	3,869.0	22.8	233.2	5.7	519	2
Foreign	1,665.8	23.1	95.0	5.0	239	5
Residential mortgage-backed	596.9	6.8	21.0	1.7	162	7
Commercial mortgage-backed	78.8	—	0.9	—	12	—
Other asset-backed	94.2	4.4	2.2	1.2	25	4
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18
December 31, 2012						
U.S. Treasuries	$ 300.5	$ —	$ 0.5	$ —	2	—
U.S. corporate, state and municipalities	558.1	4.7	9.1	2.0	82	2
Foreign	242.7	36.0	5.7	10.7	38	8
Residential mortgage-backed	201.2	25.2	10.2	7.9	124	24
Commercial mortgage-backed	11.8	—	0.2	—	8	—
Other asset-backed	44.1	12.4	2.4	4.3	17	6
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount

of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2013, the Company had no new private placement troubled debt restructurings and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post-modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2013, these loans have repaid $1.9 in principal. As of December 31, 2012, the Company did not have any new private placement or commercial mortgage loan troubled debt restructurings.

As of December 31, 2013 and 2012, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31,	
	2013	**2012**
Commercial mortgage loans	$ 3,397.3	$ 2,874.0
Collective valuation allowance	(1.2)	(1.3)
Total net commercial mortgage loans	$ 3,396.1	$ 2,872.7

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2013, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

	December 31,	
	2013	**2012**
Collective valuation allowance for losses, balance at January 1	$ 1.3	$ 1.3
Addition to (reduction of) allowance for losses	(0.1)	—
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31,	
	2013	**2012**
Impaired loans with allowances for losses	$ —	$ —
Impaired loans without allowances for losses	42.9	5.6
Subtotal	42.9	5.6
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 42.9	$ 5.6
Unpaid principal balance of impaired loans	$ 44.4	$ 7.1

The following table presents information on restructured loans as of the dates indicated:

	December 31,	
	2013	**2012**
Troubled debt restructured loans	$ 37.5	$ —

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current. There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2013 and 2012. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2013 and 2012.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Impaired loans, average investment during the period (amortized cost)[1]	$ 24.2	$ 5.7	$ 7.7
Interest income recognized on impaired loans, on an accrual basis[1]	1.4	0.4	0.6
Interest income recognized on impaired loans, on a cash basis[1]	1.4	0.4	0.6
Interest income recognized on troubled debt restructured loans, on an accrual basis	1.0	—	—

[1] Includes amounts for Troubled debt restructured loans

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

		December 31,	
		2013[1]	2012[1]
Loan-to-Value Ratio:			
0% - 50%	$	495.7 $	501.3
50% - 60%		894.5	768.9
60% - 70%		1,879.5	1,491.6
70% - 80%		114.9	96.4
80% and above		12.7	15.8
Total Commercial mortgage loans	$	3,397.3 $	2,874.0

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of the dates indicated:

		December 31,	
		2013[1]	2012[1]
Debt Service Coverage Ratio:			
Greater than 1.5x	$	2,388.5 $	2,114.4
1.25x - 1.5x		542.4	390.5
1.0x - 1.25x		275.8	293.1
Less than 1.0x		190.5	76.0
Commercial mortgage loans secured by land or construction loans		0.1	—
Total Commercial mortgage loans	$	3,397.3 $	2,874.0

[1] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

		December 31,			
	2013[1]			2012[1]	
	Gross Carrying Value	% of Total		Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:					
Pacific	$ 752.8	22.3%	$	564.1	19.6%
South Atlantic	707.8	20.8%		561.0	19.5%
West South Central	467.1	13.7%		460.4	16.0%
Middle Atlantic	411.4	12.1%		332.7	11.6%
East North Central	383.1	11.3%		337.8	11.8%
Mountain	263.9	7.8%		214.5	7.5%
West North Central	224.9	6.6%		205.2	7.1%
New England	116.7	3.4%		119.1	4.1%
East South Central	69.6	2.0%		79.2	2.8%
Total Commercial mortgage loans	$ 3,397.3	100.0%	$	2,874.0	100.0%

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31,			
	2013[1]		2012[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,082.1	31.9%	$ 824.0	28.7%
Industrial	972.6	28.6%	1,035.2	36.0%
Office	462.1	13.6%	427.0	14.8%
Apartments	445.2	13.1%	298.7	10.4%
Hotel/Motel	182.8	5.4%	92.1	3.2%
Mixed Use	70.9	2.1%	34.2	1.2%
Other	181.6	5.3%	162.8	5.7%
Total Commercial mortgage loans	$ 3,397.3	100.0%	$ 2,874.0	100.0%

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31,	
	2013[1]	2012[1]
Year of Origination:		
2013	$ 785.2	$ —
2012	908.1	939.0
2011	792.8	836.9
2010	121.1	124.0
2009	68.4	73.0
2008	89.0	119.0
2007 and prior	632.7	782.1
Total Commercial mortgage loans	$ 3,397.3	$ 2,874.0

[1] Balances do not include allowance for mortgage loan credit losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	2013		**2012**		**2011**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate	$ —	—	$ 2.9	3	$ 20.4	17
Foreign[1]	1.8	1	0.8	3	27.8	50
Residential mortgage-backed	3.4	35	6.0	33	8.2	38
Commercial mortgage-backed	0.3	3	—	—	28.2	8
Other asset-backed	0.3	2	1.2	4	22.7	53
Equity securities	0.1	1	—	—	—	—
Total	$ 5.9	42	$ 10.9	43	$ 107.3	166

[1] Primarily U.S. dollar denominated.

The above tables include $4.8, $9.1 and $17.6 related to credit impairments for the years ended December 31, 2013, 2012 and 2011, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.1, $1.8 and $89.7 for the years ended December 31, 2013, 2012 and 2011, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	2013		**2012**		**2011**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate	$ —	—	$ 0.2	1	$ 20.4	17
Foreign[1]	—	—	0.8	3	23.7	46
Residential mortgage-backed	0.8	6	0.7	3	1.6	7
Commercial mortgage-backed	0.3	3	—	—	22.9	8
Other asset-backed	—	—	0.1	1	21.1	50
Total	$ 1.1	9	$ 1.8	8	$ 89.7	128

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

| | Year Ended December 31, | | |
	2013	2012	2011
Balance at January 1	$ 20.0	$ 19.4	$ 50.7
Additional credit impairments:			
On securities not previously impaired	1.1	1.5	0.9
On securities previously impaired	1.8	3.7	6.7
Reductions:			
Securities intent impaired	—	—	(8.7)
Securities sold, matured, prepaid or paid down	(3.3)	(4.6)	(30.2)
Balance at December 31	$ 19.6	$ 20.0	$ 19.4

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

| | Year Ended December 31, | | |
	2013	2012	2011
Fixed maturities	$ 1,199.4	$ 1,222.5	$ 1,224.2
Equity securities, available-for-sale	2.8	7.5	13.6
Mortgage loans on real estate	157.1	143.5	118.1
Policy loans	13.1	13.2	13.7
Short-term investments and cash equivalents	0.9	1.4	0.8
Other	42.6	6.8	95.5
Gross investment income	1,415.9	1,394.9	1,465.9
Less: investment expenses	48.9	46.1	45.0
Net investment income	$ 1,367.0	$ 1,348.8	$ 1,420.9

As of December 31, 2013 and 2012, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

		Year Ended December 31,	
	2013	**2012**	**2011**
Fixed maturities, available-for-sale, including securities pledged	$ 0.3	$ 67.5	$ 112.6
Fixed maturities, at fair value option	(151.5)	(124.2)	(60.6)
Equity securities, available-for-sale	0.1	(0.2)	7.4
Derivatives	(72.1)	1.3	(64.3)
Embedded derivatives - fixed maturities	(24.7)	(5.5)	4.9
Embedded derivatives - product guarantees	105.5	120.4	(216.1)
Other investments	0.2	—	0.3
Net realized capital gains (losses)	$ (142.2)	$ 59.3	$ (215.8)
After-tax net realized capital gains (losses)	$ (160.0)	$ 38.5	$ (53.3)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

		Year Ended December 31,	
	2013	**2012**	**2011**
Proceeds on sales	$ 1,830.0	$ 2,887.1	$ 5,596.3
Gross gains	23.8	88.7	249.0
Gross losses	22.1	12.7	33.6

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits and contract owner account balances and Other liabilities, respectively, on the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Interest credited and other policyholder benefit to contract owners/policyholders in the Consolidated Statements of Operations.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31,					
	2013			**2012**		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 763.3	$ 81.0	$ 0.2	$ 1,000.0	$ 215.4	$ —
Foreign exchange contracts	51.2	2.2	0.6	—	—	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts[2]	21,442.7	367.6	206.2	18,131.1	292.9	328.5
Foreign exchange contracts	145.9	5.5	9.6	161.6	0.4	18.3
Equity contracts	9.1	— *	—	14.5	0.4	—
Credit contracts	384.0	8.1	—	347.5	3.6	—
Managed custody guarantees	N/A	—	—	N/A	—	—
Embedded derivatives:						
Within fixed maturity investments	N/A	29.0	—	N/A	53.7	—
Within annuity products	N/A	—	23.1	N/A	—	122.4
Within reinsurance agreements	N/A	—	(54.0)	N/A	—	—
Total		$ 493.4	$ 185.7		$ 566.4	$ 469.2

* Less than $0.1

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

[2] As of December 31, 2013, includes a notional amount, asset fair value and liability fair value for interest rate caps of $11.8 billion, $162.5 and $29.7, respectively. As of December 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.5 billion, $17.7 and $0.6, respectively.

N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify as part of a hedging relationship as of December 31, 2013 and 2012. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments which do not qualify as effective accounting hedges under ASC Topic 815.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of OTC and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2013		
	Notional Amount	**Assets Fair Value**	**Liability Fair Value**
Credit contracts	$ 384.0	$ 8.1	$ —
Equity contracts	—	—	—
Foreign exchange contracts	197.1	7.7	10.2
Interest rate contracts	22,206.0	448.6	206.4
		$ 464.4	$ 216.6
Counterparty netting[1]		$ (201.3)	$ (201.3)
Cash collateral netting[1]		(134.0)	(5.4)
Securities collateral netting[1]		(15.9)	(4.8)
Net receivables/payables		$ 113.2	$ 5.1

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

	December 31, 2012		
	Notional Amount	**Assets Fair Value**	**Liability Fair Value**
Credit contracts	$ 347.5	$ 3.6	$ —
Equity contracts	—	—	—
Foreign exchange contracts	161.6	0.4	18.3
Interest rate contracts	19,131.1	508.3	328.5
		$ 512.3	$ 346.8
Counterparty netting[1]		$ (291.4)	$ (291.4)
Cash collateral netting[1]		(167.1)	—
Securities collateral netting[1]		(3.1)	(35.8)
Net receivables/payables		$ 50.7	$ 19.6

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

Collateral

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2012, the Company held $167.0 of net cash

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

collateral related to OTC derivative contracts. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 0.2	$ —	$ —
Foreign exchange contracts	0.1	—	—
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(92.8)	(18.9)	(58.3)
Foreign exchange contracts	10.0	6.9	(0.7)
Equity contracts	3.4	2.0	(0.5)
Credit contracts	7.0	11.3	(4.8)
Managed custody guarantees	0.2	1.1	1.1
Embedded derivatives:			
Within fixed maturity investments[2]	(24.7)	(5.5)	4.9
Within annuity products[2]	105.3	119.3	(217.2)
Within reinsurance agreements[3]	54.0	—	—
Total	$ 62.7	$ 116.2	$ (275.5)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in the Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2013, 2012 and 2011, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. The Company has ISDA agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, the maximum potential future exposure to the Company was $384.0 and $329.0 in credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to the Fair Value Measurements and disclosures of the ASC Topic 820. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 618.8	$ 51.3	$ —	$ 670.1
U.S. Government agencies and authorities	—	237.0	5.1	242.1
U.S. corporate, state and municipalities	—	10,605.9	145.3	10,751.2
Foreign[1]	—	5,727.8	42.8	5,770.6
Residential mortgage-backed securities	—	2,076.0	23.7	2,099.7
Commercial mortgage-backed securities	—	691.7	—	691.7
Other asset-backed securities	—	462.7	17.7	480.4
Total fixed maturities, including securities pledged	618.8	19,852.4	234.6	20,705.8
Equity securities, available-for-sale	99.0	—	35.9	134.9
Derivatives:				
Interest rate contracts	—	448.6	—	448.6
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	— *	—	—	— *
Credit contracts	—	8.1	—	8.1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	—	—	529.7
Assets held in separate accounts	54,715.3	5,376.5	13.1	60,104.9
Total assets	$ 55,962.8	$ 25,693.3	$ 283.6	$ 81,939.7
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	—	—
Other derivatives:				
Interest rate contracts	—	206.4	—	206.4
Foreign exchange contracts	—	10.2	—	10.2
Embedded derivative on reinsurance	—	(54.0)	—	(54.0)
Total liabilities	$ —	$ 162.6	$ 23.1	$ 185.7

* Less than $0.1.
[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,093.4	$ 53.2	$ —	$ 1,146.6
U.S. Government agencies and authorities	—	397.0	—	397.0
U.S. corporate, state and municipalities	—	10,512.8	154.6	10,667.4
Foreign[1]	—	5,527.4	24.6	5,552.0
Residential mortgage-backed securities	—	2,348.4	9.1	2,357.5
Commercial mortgage-backed securities	—	839.1	—	839.1
Other asset-backed securities	—	462.4	33.2	495.6
Total fixed maturities, including securities pledged	1,093.4	20,140.3	221.5	21,455.2
Equity securities, available-for-sale	125.8	—	17.0	142.8
Derivatives:				
Interest rate contracts	—	508.3	—	508.3
Foreign exchange contracts	—	0.4	—	0.4
Equity contracts	0.4	—	—	0.4
Credit contracts	—	3.6	—	3.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	—	—	1,229.3
Assets held in separate accounts	47,916.5	5,722.5	16.3	53,655.3
Total assets	$ 50,365.4	$ 26,375.1	$ 254.8	$ 76,995.3
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 20.4	$ 20.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives:				
Interest rate contracts	0.7	327.8	—	328.5
Foreign exchange contracts	—	18.3	—	18.3
Embedded derivative on reinsurance	—	—	—	—
Total liabilities	$ 0.7	$ 346.1	$ 122.4	$ 469.2

[1] Primarily U.S. dollar denominated.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is

unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld under the reinsurance agreement, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[3]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ 5.1	$ —
U.S. corporate, state and municipalities	154.6	(0.3)	0.4	—*	—	(6.0)	(4.3)	0.9	—	145.3	(0.3)
Foreign	24.6	—*	1.3	22.2	—	(1.9)	(10.7)	7.3	—*	42.8	—*
Residential mortgage-backed securities	9.1	(2.0)	(0.3)	17.5	—	—	—	—	(0.6)	23.7	(2.0)
Other asset-backed securities	33.2	2.3	(0.7)	—	—	(2.8)	(9.9)	—	(4.4)	17.7	0.9
Total fixed maturities, including securities pledged	221.5	—*	0.7	44.8	—	(10.7)	(24.9)	8.2	(5.0)	234.6	(1.4)
Equity securities, available-for-sale	17.0	(0.3)	1.4	—	—	—*	—*	34.5	(16.7)	35.9	—
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[1]	(102.0)	108.2	—	(6.2)	—	—	—	—	—	—	—
FIA[1]	(20.4)	(2.7)	—	—	—	—	—	—	—	(23.1)	—
Other derivatives, net	—*	—	—	—	—	—	—	—	—	—*	—
Assets held in separate accounts[4]	16.3	0.1	—	16.0	—	(11.6)	—	2.2	(9.9)	13.1	—

* Less than $0.1

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

| | Fair Value as of January 1 | Total Realized/Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. corporate, state and municipalities	129.1	(0.3)	(1.4)	0.4	—	—	(7.9)	38.3	(3.6)	154.6	(0.4)
Foreign	51.1	0.9	(4.2)	—	—	(5.7)	(12.5)	20.7	(25.7)	24.6	—
Residential mortgage-backed securities	41.0	0.7	2.7	2.3	—	(6.0)	—	—	(31.6)	9.1	(0.1)
Other asset-backed securities	27.7	1.1	2.5	—	—	—	(1.9)	3.8	—	33.2	0.8
Total fixed maturities, including securities pledged	248.9	2.4	(0.4)	2.7	—	(11.7)	(22.3)	62.8	(60.9)	221.5	0.3
Equity securities, available-for-sale	19.0	(0.2)	(0.2)	0.8	—	(2.4)	—	0.3	(0.3)	17.0	(0.5)
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[1]	(221.0)	124.5	—	(5.5)	—	—	—	—	—	(102.0)	—
FIA[1]	(16.3)	(4.1)	—	—	—	—	—	—	—	(20.4)	—
Other derivatives, net	(12.6)	(1.8)	—	—	—	—	14.4	—	—	—	—
Assets held in separate accounts[4]	16.1	0.3	—	16.3	—	(8.3)	—	—	(8.1)	16.3	0.6

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2013 and 2012, the transfers in and out of Level 3 for fixed maturities including securities pledged, equity securities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 8.0%
Nonperformance risk	-0.1% to 0.79%	-0.1% to 0.79%
Actuarial Assumptions:		
Lapses	0% to 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	88%	0-30%	0-15%	0-55%	0-15%
Stabilizer with Recordkeeping Agreements	12%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	-	0.1% to 7.6%
Nonperformance risk	0.1% to 1.3%	0.1% to 1.3%
Actuarial Assumptions:		
Lapses	0% - 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	-	0% to 60% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31,			
	2013		**2012**	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, including securities pledged	$ 20,705.8	$ 20,705.8	$ 21,455.2	$ 21,455.2
Equity securities, available-for-sale	134.9	134.9	142.8	142.8
Mortgage loans on real estate	3,396.1	3,403.9	2,872.7	2,946.9
Policy loans	242.0	242.0	240.9	240.9
Limited partnerships/corporations	180.9	180.9	179.6	179.6
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	529.7	1,229.3	1,229.3
Derivatives	464.4	464.4	512.7	512.7
Notes receivable from affiliates	175.0	186.4	175.0	194.3
Assets held in separate accounts	60,104.9	60,104.9	53,655.3	53,655.3
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	21,010.8	24,379.6	20,263.4	25,156.5
Supplementary contracts, immediate annuities and other	624.3	727.1	680.0	837.3
Derivatives:				
Annuity product guarantees:				
FIA	23.1	23.1	20.4	20.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives	216.6	216.6	346.8	346.8
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(54.0)	(54.0)	—	—

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

Funding agreements without a fixed maturity and deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2011	$ 307.6	$ 864.2	$ 1,171.8
Deferrals of commissions and expenses	79.8	8.5	88.3
Amortization:			
Amortization	(71.5)	(125.1)	(196.6)
Interest accrued[1]	31.9	70.5	102.4
Net amortization included in the Consolidated Statements of Operations	(39.6)	(54.6)	(94.2)
Change in unrealized capital gains/losses on available-for-sale securities	(12.9)	(224.5)	(237.4)
Balance at December 31, 2011	334.9	593.6	928.5
Deferrals of commissions and expenses	79.1	8.1	87.2
Amortization:			
Amortization	(72.1)	(152.6)	(224.7)
Interest accrued[1]	31.1	62.5	93.6
Net amortization included in the Consolidated Statements of Operations	(41.0)	(90.1)	(131.1)
Change in unrealized capital gains/losses on available-for-sale securities	(76.5)	(130.2)	(206.7)
Balance at December 31, 2012	296.5	381.4	677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance at December 31, 2013	$ 476.2	$ 696.6	$ 1,172.8

[1] Interest accrued at the following rates for VOBA: 1.0% to 7.0% during 2013, 5.0% to 7.0% during 2012 and 5.0% to 7.0% during 2011.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2014	$ 62.7
2015	52.5
2016	46.8
2017	42.6
2018	40.6

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1. As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2013 and 2012 was $9.2 billion and $9.3 billion, respectively.

7. Reinsurance

At December 31, 2013, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2013, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 were maintained for this contract as of December 31, 2013 and 2012.

Reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2013	2012
Claims recoverable from reinsurers	$ 2,016.7	$ 2,153.8
Reinsured amounts due to reinsurers	(0.4)	(0.3)
Other	0.3	0.2
Total	$ 2,016.6	$ 2,153.7

Premiums were reduced by the following amounts for reinsurance ceded for the periods indicated.

	Year Ended December 31,		
	2013	2012	2011
Premiums:			
Direct premiums	$ 37.4	$ 36.2	$ 34.0
Reinsurance assumed	0.1	—	0.1
Reinsurance ceded	(0.2)	(0.2)	(0.2)
Net premiums	$ 37.3	$ 36.0	$ 33.9

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2013, following receipt of required approval from the Connecticut Insurance Department (the "Department") and consummation of the IPO of ING U.S., Inc., ILIAC paid an extraordinary dividend of $174.0 to its Parent. In addition, on December 9, 2013, ILIAC paid an ordinary dividend of $90.0 to its Parent. During the year ended December 31, 2012, ILIAC paid an extraordinary distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend on its common stock or distribution of capital to its Parent. On December 16, 2013, October 15, 2012 and December 22, 2011, IFA paid a $60.0, $90.0 and $65.0 dividend, respectively, to ILIAC, its parent. During the year ended December 31, 2013, DSL did not pay any dividend to ILIAC. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent. During the year ended December 31, 2011, DSL did not pay any dividend to ILIAC.

During the years ended December 31, 2013 and 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $175.2, $261.6 and $194.4, for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $2.0 billion and $1.9 billion as of December 31, 2013 and 2012, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2013	**2012**	**2011**
Fixed maturities, net of OTTI	$ 820.9	$ 2,190.9	$ 1,518.7
Equity securities, available-for-sale	15.5	13.5	13.1
Derivatives	133.0	215.2	173.7
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(335.3)	(810.6)	(603.6)
Premium deficiency reserve adjustment	(82.4)	(152.6)	(64.8)
Unrealized capital gains (losses), before tax	551.7	1,456.4	1,037.1
Deferred income tax asset (liability)	(66.1)	(444.6)	(302.3)
Unrealized capital gains (losses), after tax	485.6	1,011.8	734.8
Pension and other postretirement benefits liability, net of tax	9.8	11.2	12.7
AOCI	$ 495.4	$ 1,023.0	$ 747.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2013 | | |
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
Other	—	—	—
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and Sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See "Note 10. Income Taxes" for additional information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2012		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 727.7	$ (250.3)	$ 477.4
Equity securities	0.4	(0.1)	0.3
Other	—	—	—
OTTI	10.6	(3.7)	6.9
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(66.1)	23.1	(43.0)
DAC/VOBA and Sales inducements	(207.0) [1]	72.5	(134.5)
Premium deficiency reserve adjustment	(87.8)	30.7	(57.1)
Change in unrealized gains/losses on available-for-sale securities	377.8	(127.8)	250.0
Derivatives:			
Derivatives	41.5 [2]	(14.5)	27.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	41.5	(14.5)	27.0
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.7	(1.5)
Change in pension and other postretirement benefits liability	(2.2)	0.7	(1.5)
Change in Other comprehensive income (loss)	$ 417.1	$ (141.6)	$ 275.5

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2011		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 677.8	$ (213.4) [4]	$ 464.4
Equity securities	(7.9)	2.8	(5.1)
Other	(0.1)	—	(0.1)
OTTI	21.3	(7.5)	13.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(114.2)	40.0	(74.2)
DAC/VOBA and Sales inducements	(241.2) [1]	84.4	(156.8)
Premium deficiency reserve adjustment	(3.8)	1.3	(2.5)
Change in unrealized gains/losses on available-for-sale securities	331.9	(92.4)	239.5
Derivatives:			
Derivatives	173.2 [2]	(60.6)	112.6
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	173.2	(60.6)	112.6
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	7.6 [3]	(2.7)	4.9
Change in pension and other postretirement benefits liability	7.6	(2.7)	4.9
Change in Other comprehensive income (loss)	$ 512.7	$ (155.7)	$ 357.0

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $22.0 valuation allowance. See "Note 10. Income Taxes" for additional information.

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated.

	Year Ended December 31,		
	2013	2012	2011
Current tax expense (benefit):			
Federal	$ 144.6	$ 200.9	$ 60.3
Total current tax expense (benefit)	144.6	200.9	60.3
Deferred tax expense (benefit):			
Federal	62.4	(9.7)	(65.3)
Total deferred tax expense (benefit)	62.4	(9.7)	(65.3)
Total income tax expense (benefit)	$ 207.0	$ 191.2	$ (5.0)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,	
	2013	2012	2011
Income (loss) before income taxes	$ 490.5	$ 516.6	$ 315.3
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	171.7	180.8	110.4
Tax effect of:			
Dividends received deduction	(26.6)	(18.6)	(37.0)
Valuation allowance	67.6	—	(87.0)
Audit settlements	(0.3)	(0.3)	3.7
Prior year tax	—	28.1	—
Other	(5.4)	1.2	4.9
Income tax expense (benefit)	$ 207.0	$ 191.2	$ (5.0)

For 2012, the difference between the income tax provision as computed and the federal statutory rate was primarily due to a decrease in our estimate of certain deferred tax assets. Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2013	2012
Deferred tax assets		
Insurance reserves	$ 166.7	$ 255.4
Investments	231.8	87.5
Postemployment benefits	67.3	50.6
Compensation and benefits	35.8	44.4
Other assets	—	24.5
Total gross assets before valuation allowance	501.6	462.4
Less: Valuation allowance	11.1	11.1
Assets, net of valuation allowance	490.5	451.3
Deferred tax liabilities		
Net unrealized investment (gains) losses	(310.5)	(482.4)
Deferred policy acquisition costs	(124.1)	(143.8)
Value of business acquired	(243.8)	(332.2)
Other liabilities	(2.2)	—
Total gross liabilities	(680.6)	(958.4)
Net deferred income tax asset (liability)	$ (190.1)	$ (507.1)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2013 and 2012, the Company had valuation allowances of $130.4 and $62.8 respectively, that were allocated to continuing operations, and $(119.3) and $(51.7) as of the end of each period that were allocated to Other comprehensive income. As of December 31, 2013 and 2012, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

For the years ended December 31, 2013 and 2012, there were no total increases (decreases) in the valuation allowance. For the year ended December 31, 2011 there was a (decrease) of $(109.0). In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $67.6, $0.0 and $(87.0), respectively, in the valuation allowance that were allocated to operations. In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $(67.6), $0.0 and $(22.0), respectively, that were allocated to Other comprehensive income.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $74.1 and $32.1 for federal income taxes as of December 31, 2013 and 2012, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

| | **Year Ended December 31,** | | |
	2013	**2012**	**2011**
Balance at beginning of period	$ —	$ —	$ 23.0
Additions for tax positions related to prior years	—	—	4.5
Reductions for tax positions related to prior years	—	—	(4.5)
Reductions for settlements with taxing authorities	—	—	(23.0)
Balance at end of period	$ —	$ —	$ —

The Company had no unrecognized tax benefits for the years ended December 31, 2013 and 2012.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2013 and 2012.

Tax Regulatory Matters

During the first quarter 2013, the Internal Revenue Service ("IRS") completed its examination of ING U.S., Inc.'s return for tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S., Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S., Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

11.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING U.S. Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the IRS in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2013, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.5, $19.1 and $24.6 for the years ended December 31, 2013, 2012 and 2011, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING U.S. Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated November 4, 2013. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.8, $9.7 and $9.8, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan for the periods presented:

	Year Ended December 31,	
	2013	**2012**
Change in benefit obligation:		
Benefit obligation, January 1	$ 97.2	$ 98.7
Interest cost	3.8	4.4
Benefits paid	(7.8)	(9.3)
Actuarial (gains) losses on obligation	(9.1)	3.4
Benefit obligation, December 31	$ 84.1	$ 97.2

Amounts recognized on the Consolidated Balance Sheets consist of:

	December 31,	
	2013	**2012**
Accrued benefit cost	$ (84.1)	$ (97.2)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(6.1)	(7.3)
Net amount recognized	$ (90.2)	$ (104.5)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2013 and 2012 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2013	2012
Discount rate	4.95%	4.05%
Rate of compensation increase	4.00%	4.00%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.95% was the appropriate discount rate as of December 31, 2013, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2013	2012	2011
Discount rate	4.05%	4.75%	5.50%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the periods presented:

	Year Ended December 31,		
	2013	2012	2011
Interest cost	$ 3.8	$ 4.4	$ 5.0
Net (gain) loss recognition	(9.1)	3.4	16.0
Amortization of prior service cost (credit)	(1.2)	(1.2)	—
The effect of any curtailment or settlement	—	—	2.2
Net periodic (benefit) cost	$ (6.5)	$ 6.6	$ 23.2

Cash Flows

In 2014, the employer is expected to contribute $6.1 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2014 through 2018 and thereafter through 2023, are estimated to be $6.1, $5.3, $5.2, $5.3, $5.5 and $27.8, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") sponsored by ING U.S., Inc., with respect to awards granted in 2013. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plan that upon vesting, will be issuable in ING U.S., Inc. common stock.

The Company was allocated compensation expense from ING and ING U.S., Inc. of $17.0, $11.0 and $12.6 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company recognized tax benefits of $6.0, $3.9 and $4.4 in 2013, 2012 and 2011, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING U.S. 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on

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the qualified status of the ING U.S. 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.

- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING U.S. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING U.S. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2013, 2012 and 2011, were $11.3, $11.9 and $9.9, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2013 and 2012, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2013, 2012 and 2011, rent expense for leases was $4.0, $4.9 and $5.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2013 and 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $466.8 and $314.9, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2013		**2012**	
Other fixed maturities-state deposits	$	13.1	$	13.4
Securities pledged[1]		140.1		219.7
Total restricted assets	$	153.2	$	233.1

[1] Includes the fair value of loaned securities of $97.6 and $180.2 as of December 31, 2013 and 2012, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2013, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that ILIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. ILIAC denies the allegations and is vigorously defending this litigation. The Court conducted a bench trial of the liability issues, which concluded on October 3, 2013, and the Court has taken the matter under advisement.

14. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $27.7, $27.0 and $22.8, respectively.
- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $187.1, $183.5 and $180.6, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2013, 2012 and 2011, net expenses related to the agreement were incurred in the amount of $22.6, $30.8 and $29.8, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2013, 2012 and 2011, ILIAC's net earnings related to the agreement were in the amount of $8.2, $7.1 and $8.4, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2013, 2012 and 2011, revenue under the IIM intercompany agreement was $30.5, $26.2 and $24.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2013, 2012 and 2011, commissions were collected in the amount of $242.1, $225.5 and $218.3, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under these intercompany agreements in the aggregate amount of $230.5, $212.3 and $207.9, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under this service agreement in the amount of $3.4, $3.2 and $3.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ING Investors Trust ("ITT). For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $34.0, $27.0 and $23.3, respectively.

Reinsurance Agreement

Effective January 1, 2014, ILIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $152.4, $135.0 and $103.2 (excludes fees paid to ING Investment Management Co.) in 2013, 2012 and 2011, respectively.

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2013, 2012 and 2011, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $418.2, $370.6 and $323.2, respectively. At December 31, 2013 and 2012, DSL had $36.5 and $25.6, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2013, 2012 and 2011, interest on any Company borrowing was charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013, 2012 and 2011, interest on any ING U.S., Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Effective January 2014, interest on any borrowing by either the Company or ING U.S., Inc. is charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company did not incur any interest expense for the years ended December 31, 2013, 2012 and 2011. The Company earned interest income of $0.0, $0.5 and $1.3 for the years ended December 31, 2013, 2012 and 2011, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2013 and 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2013, 2012 and 2011.

Back-up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back-up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continued to own 20% of the Alt-A RMBS and had the right to sell these securities, subject to a right of first refusal granted to ING Bank. Effective March 14, 2014, the right of first refusal granted to ING Bank was terminated and the Company may freely dispose of these securities.

ANNUITY ACCOUNT B
PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
  (a)   Financial Statements:
      (1)   Included in Part A:
              Condensed Financial Information
      (2)   Included in Part B:
              Financial Statements of Variable Annuity Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2013
- Statements of Operations for the year ended December 31, 2013
- Statements of Changes in Net Assets for the years ended December 31, 2013 and 2012
- Notes to Financial Statements

Consolidated Financial Statements of ING Life Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2013 and 2012
- Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
- Notes to Consolidated Financial Statements

  (b)   Exhibits
      (1)   Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
      (2)   Not applicable
      (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216) as filed on April 11, 2006.
      (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
      (3.3)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
      (3.4)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.
      (3.5)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
      (3.6)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(4.3)	Variable Annuity Contract (G-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 22, 1996.
(4.1)	Variable Annuity Contract (G-CDA-HF) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.2)	Variable Annuity Contract (IA-CDA-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.4)	Variable Annuity Contracts (GID-CDA-HO), (GLID-CDA-HO) and (GSD-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75982), as filed on February 20, 1997.
(4.5)	Variable Annuity Contract (I-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75964), as filed on February 11, 1997.
(4.6)	Variable Annuity Contract (ISE-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.7)	Variable Annuity Contract Certificate GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75980), as filed on February 12, 1997.
(4.8)	Variable Annuity Contract Certificate GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 4, 1999.
(4.9)	Variable Annuity Contract Certificate (GDCC-HO) to Contracts GID-CDA-HO, GLID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.10)	Endorsement (EGET-IC(R)) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.
(4.11)	Endorsements (EIGET-IC(R)) and (EIGF-IC) to Contracts IA-CDA-IA and I-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75964), as filed on August 30, 1996.
(4.12)	Endorsement (E98-CDA-HO) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.
(4.13)	Endorsement (EGETE-IC(R)) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.
(4.14)	Endorsement (EFUND97) to Contracts GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.15)	Endorsement (E98-G-CDA-HF/HD) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 13, 1998.
(4.16)	Endorsement (EGET(99)) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 1999.
(4.17)	Endorsement EGATHDF-00 to Contracts G-CDA-HD and G-CDA-HF • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.
(4.18)	Endorsement EGATHO-00 to Contracts GLID-CDA-HO and GID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.
(4.19)	Endorsement EGAT-GSDHO-00 to Contract GST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.20)	Endorsement EGLID-ME/AC-99 to Contract GLID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.
(4.21)	Endorsement EEGTRRA-HEG(01) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, ISE-CDA-HO and Certificate GDCC-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2002.
(4.22)	Endorsement E-LOANA(01/01) to Contracts G-CDA-HF, G-CDA-HD, I-CDA-HD and I-CDA-IA and Certificates GTCC-HF and GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 10, 2002.
(4.23)	Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.
(4.24)	Endorsement EMFWV-05 to Contracts GLIT-CDA-HO, GIT-CDA-HO, GTCC-HO, G-CDA-HD, GTCC-HD, G-CDA-HF and GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.
(4.25)	Endorsement ENYCLLHD(4/04) to Contract G-CDA-HD(XC) and Certificate GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.
(4.26)	Endorsement ENYCLLGIT/GLIT(4/04) to Contracts GIT-CDA-HO, GLIT-CDA-HO, GTCC-HO, GTCC-HO(X) and GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.
(4.27)	Endorsement E-FA2(CT)-13 to Contract GLID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 9, 2014.
(5.1)	Variable Annuity Contract Application (300-GTD-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 19, 1997.
(5.2)	Variable Annuity Contract Application (710.00.141) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 033-75996), as filed on August 21, 1997.
(6.1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(6.2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(7)	Not applicable
(8.1)	Fund Participation Agreement dated as of April 30, 2003 among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.
(8.2)	Business Agreement dated April 30, 2003 by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.

(8.3)	Amendment No. 1 entered into as of January 1, 2008 to the Business Agreement dated April 30, 2003 by and among ING USA Annuity and Life Insurance Company (formerly known as Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-153338), as filed on November 14, 2008.
(8.4)	Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.5)	Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
(8.6)	Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
(8.7)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.8)	Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.
(8.9)	Amendment dated March 31, 2011 to the Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.
(8.10)	Rule 22c-2 Shareholder Information Agreement dated April 16, 2007, is to become operational on October 16, 2007 by and between Federated Securities Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 45 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 15, 2013.
(8.11)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.12)	First Amendment as of June 26, 2009 to Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.13)	Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.
(8.14)	Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(8.15)	Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(8.16)	First Amendment effective as of April 1, 2005 to Service Contract dated June 20, 2003 between Fidelity Distributors Corporation and ING Financial Advisers, Inc. and amended on April 1, 2006 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.
(8.17)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.18)	Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.
(8.19)	Amendment effective June 5, 2007 to Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. and amended on November 17, 2011 • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007, and by reference to Post-Effective Amendment (File No. 033-75962), as filed on April 3, 2012.
(8.20)	Amendment No. 3 dated August 12, 2013 to Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and ING Financial Advisers, LLC and amended on June 5, 2007 and November 17, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.
(8.21)	Amended and Restated Administrative Services Agreement executed as of October 3, 2005 between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.22) Amendment No. 1 dated May 17, 2006 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 3, 2012.

(8.23) Amendment No. 3 dated July 31, 2013 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on May 17, 2006 and November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(8.24) Rule 22c-2 Shareholder Information Agreement entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(8.25) Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, The GCG Trust and Directed Services, Inc. and amended on October 9, 2006 • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-23512), as filed on August 1, 2003.

(8.26) Amendment dated October 9, 2006 to the Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, ING Investors Trust and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.27) Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.28) Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, August 31, 2005, December 7, 2005 and April 28, 2006• Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No. 28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (File No. 333-32575), as filed on April 1, 2005, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration (File No. 333-134760), as filed on June 6, 2006.

(8.29) Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.30) Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, December 7, 2005 and April 28, 2006 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No.28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration Statement (File No. 333-134760), as filed on June 6, 2006.

(8.31)	Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.
(8.32)	Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. and amended on December 31, 1999, February 11, 2000, May 1, 2000, February 27, 2001 and June 19, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 19 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4. 2000, and by reference to Post-Effective Amendment No. 24 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.
(8.33)	Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297) as filed on June 8, 1998.
(8.34)	Amendment dated November 4, 1998 and effective as of October 15, 1998 to Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series and amended on February 11, 2000, May 1, 2000 and June 26, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4, 2000, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.
(8.35)	Fund Participation Agreement dated as of May 1, 2001 among Pilgrim Variable Products Trust, Aetna Life Insurance and Annuity Company and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001.
(8.36)	Amendment dated August 30, 2002 between ING Life Insurance and Annuity Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor to Fund Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.
(8.37)	Administrative and Shareholder Services Agreement dated April 1, 2001 between ING Funds Services, LLC and ING Life Insurance and Annuity Company (Administrator for ING Variable Products Trust) • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.
(8.38)	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.39) Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.40) Amendment No. 1 dated October 1, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (renamed Invesco Variable Insurance Funds, Inc.), A I M Distributors, Inc. (renamed Invesco Distributors, Inc.) and Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and amended on November 17, 2000 and July 12, 2002 • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13. 2004.

(8.41) Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.42) First Amendment dated October 1, 2000 to the Service Agreement dated June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.

(8.43) Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.44) Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.45) First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Fund Participation Agreement effective as of July 20, 2001 among ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.46) Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.47) First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Service Agreement effective as of July 20, 2001 between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Lord Abbett Series Fund, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.48) Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.49) Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.50)   First Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. dated March 11, 1997 and amended on May 1, 2004 and August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 39 (File No. 033-75988), as filed on April 11, 2007, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.

(8.51)   Service Agreement effective as of March 11, 1997 between OppenheimerFunds, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.52)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.53)   Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.

(8.54)   Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.55)   First Amendment dated August 15, 2007 to Participation Agreement by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.56)   Services Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust (the "Trust"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.57)   First Amendment dated August 15, 2007 to Services Agreement between PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.58)   Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.59)   First Amendment dated August 15, 2007 to Services Agreement between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company and Allianz Global Investors Distributors LLC effective as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.60)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(8.61)	Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.62)	Amendment No. 1 is made and entered into as of May 1, 2004 to Participation Agreement between Pioneer Variable Contracts Trust and ING Life Insurance and Annuity Company f/k/a Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated July 1, 2001 and amended on August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2005, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.
(8.63)	Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.64)	Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.65)	First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.
(8.66)	Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.67)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(9)	Opinion and Consent of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable
(12)	Not applicable
(13)	Powers of Attorney

<u>Item 25.</u>   <u>Directors and Officers of the Depositor</u>*

<u>Name</u>	<u>Principal Business Address</u>	<u>Positions and Offices with Depositor</u>
Mary (Maliz) E. Beams	One Orange Way Windsor, CT 06095-4774	Director and President
Alain M. Karaoglan	230 Park Avenue New York, NY 10169	Director
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director
Chetlur S. Ragavan	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith	1475 Dunwoody Drive West Chester, PA 19380	Director
Ewout L. Steenbergen	230 Park Avenue New York, NY 10169	Director and Executive Vice President, Finance
Tina A. Campbell	30 Braintree Hill Office Park, Floors 2-4 Braintree, MA 02184	Senior Vice President and Deputy General Counsel
Boyd G. Combs	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
Ralph R. Ferraro	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Michael J. Gioffre	One Orange Way Windsor, CT 06095-4774	Senior Vice President, Compliance
Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Secretary
Christine L. Hurtsellers	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Mark B. Kaye	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
Patrick D. Lusk	1475 Dunwoody Drive West Chester, PA 19380	Senior Vice President and Appointed Actuary
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Senior Vice President

Name	Principal Business Address	Positions and Offices with Depositor
Gilbert E. Mathis	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Steven T. Pierson	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Anne M. Iezzi	One Orange Way Windsor, CT 06095-4774	Vice President and Chief Compliance Officer

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Voya Financial, Inc.
HOLDNG COMPANY SYSTEM

04-07-2014



Voya Financial, Inc. (*1)
Non-Insurer (Delaware) 52-1222820

ING GROEP N.V.
Non-Insurer (The Netherlands) No FEIN

ING North America Insurance Corporation
Non-Insurer (Delaware) 52-1317217

ING Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

ING Risk Management (Bermuda) Limited
Non-Insurer (Bermuda) No FEIN Assigned

Lion Connecticut Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

IB Holdings LLC
Non-Insurer (Virginia) 41-1983894

The New Providence Insurance Company, Limited
Non-Insurer (Cayman Islands) 98-0161114

ING Financial Partners, Inc.
Non-Insurer (Minnesota) 41-0945505

ING Investment Management LLC
Non-Insurer (Delaware) 58-2361003

ING Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

ING Investment Management (Bermuda) Holdings Limited
Non-Insurer (Bermuda)

ING Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

ING Investment Management (UK) Limited
Non-Insurer (United Kingdom)

ING Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

ING Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

ING Furman Selz Investments III LLC (*2)
Non-Insurer (Delaware) 13-4127836

ING Realty Group LLC
Non-Insurer (Delaware) 13-4003969

ING Pomona Holdings LLC
Non-Insurer (Delaware) 13-4152011

04/07/14

Page 1

Pomona G. P. Holdings LLC (*3)
Non-Insurer (Delaware) 13-4150600

Pomona Management LLC
Non-Insurer (Delaware) 13-4149700

ING Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

ING Capital Corporation, LLC
Non-Insurer (Delaware) 86-1020892

ING Funds Services, LLC
Non-Insurer (Delaware) 86-1020893

ING Investments Distributor, LLC
Non-Insurer (Delaware) 03-0485744

ING Investments, LLC
Non-Insurer (Arizona) 03-0402099

ING Life Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509

Directed Services LLC
Non-Insurer (Delaware) 14-1984144

ING Financial Advisers, LLC
Non-Insurer (Delaware) 06-1375177

ING National Trust
Non-Insurer (Minnesota) 41-1966125

Systematized Benefits Administrators, Inc.
Non-Insurer (Connecticut) 06-0889923

ING USA Annuity and Life Insurance Company
Insurer (Iowa) 41-0991508 NAIC 80942

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

Roaring River II, LLC
Insurer (Missouri) 27-2278894 NAIC 14007

ING Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284)

ING Investment Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Australia Retirement Services Holding, LLC
Non-Insurer (Delaware) 26-0037599

ILICA Inc.
Non-Insurer (Connecticut) 06-1067464

ING International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

AII 1, LLC
Non-Insurer (Connecticut) No tax id

AII 2, LLC
Non-Insurer (Connecticut) No tax id

AII 3, LLC
Non-Insurer (Connecticut) No tax id

AII 4, LLC
Non-Insurer (Connecticut) No tax id

ING Insurance Services, Inc.
Non-Insurer (Connecticut) 06-1465377

Langhorne I, LLC
Non-Insurer (Missouri) 46-1051195 NAIC: 15365

Security Life Assignment Corp.
Non-Insurer (Colorado) 84-1437826

Security Life of Denver Insurance Company
Insurer (Colorado) 84-0499703 NAIC 68713

ING America Equities, Inc. Non-Insurer (Colorado) 84-1251388	
Midwestern United Life Insurance Company Insurer (Indiana) 35-0838945 NAIC 66109	
Whisperingwind III, LLC Insurer (South Carolina) 35-2282787 NAIC 12984	
Roaring River III Holding, LLC Non-Insurer (Delaware) 45-4771241	
	Roaring River III, LLC Insurer (Missouri) 80-0795318 NAIC 14416
Roaring River IV Holding, LLC Non-Insurer (Delaware) 46-3607309	
	Roaring River IV, LLC Insurer (Missouri) 80-0955075 NAIC 15364
Security Life of Denver International Limited Insurer (Cayman Islands) 98-0138339	
Lion Custom Investments LLC Non-Insurer (Delaware) 98-0138339	
SLDI Georgia Holdings, Inc. Non-Insurer (Georgia) 27-1108872	
Lion II Custom Investments LLC Non-Insurer (Delaware) 27-1108872	
Rancho Mountain Properties, Inc. Non-Insurer (Delaware) 27-2987157	
IIPS of Florida, LLC Non-Insurer (Florida)	
ING Financial Products Company, Inc. Non-Insurer (Delaware) 26-1956344	

04/07/14

Page 4

[*1] As of March 25, 2014, approximately 43% of the common stock of Voya Financial, Inc. is owned by ING Groep N.V. and approximately 57% by public Shareholders. As of March 25, 2014 Voya Financial, Inc. became an affiliate of ING Groep N.V. , and is no longer considered a subsidiary of ING Groep N.V.

[*2] ING Furman Selz Investments III LLC owned 95.81% by ING Investment Management Alternative Assets LLC and 4.19% owned by Third Party Shareholder.

[*3] Pomona G. P. Holdings LLC owned 50% by ING Pomona Holdings LLC and 50% owned by Third Party Shareholder.

Item 27.   Number of Contract Owners

As of February 28, 2014, there were 34,614 individuals holding interests in variable annuity contracts funded through Variable Annuity Account B of ING Life Insurance and Annuity Company.

Item 28.   Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of

indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies include either or both the principal underwriter, the depositor and any/all assets under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and omissions/professional liability, employment practices liability and fidelity/crime (a.k.a. "Financial Institutional Bond").

Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement executed as of November 28, 2000 provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Item 29.   Principal Underwriter

(a)   In addition to serving as the principal underwriter for the Registrant, ING Financial Advisers, LLC acts as the principal underwriter for Variable Life Account B of ING Life Insurance and Annuity Company (ILIAC), Variable Annuity Account C of ILIAC, Variable Annuity Account I of ILIAC and Variable Annuity Account G of ILIAC (separate accounts of ILIAC registered as unit investment trusts under the 1940 Act). ING Financial Advisers, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b)   The following are the directors and officers of the Principal Underwriter:

Name	Principal Business Address	Positions and Offices with Underwriter
Patrick J. Kennedy	One Orange Way Windsor, CT 06095-4774	Director and President
Karl S. Lindberg	909 Locust Street Des Moines, IA 50309	Director
Richard H. Linton, Jr.	One Orange Way Windsor, CT 06095-4774	Director
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Brian M. Wilson	One Orange Way Windsor, CT 06095-4774	Assistant Chief Financial Officer
Boyd G. Combs	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
M. Bishop Bastien	1474 Stone Point Drive, Suite 129 Roseville, CA 95661	Vice President
Dianne C. Bogoian	One Orange Way Windsor, CT 06095-4774	Vice President
Mary K. Carey-Reid	One Orange Way Windsor, CT 06095-4774	Vice President
Nancy D. Clifford	One Orange Way Windsor, CT 06095-4774	Vice President
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Vice President
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President, Tax
Bernard P. Heffernon	10740 Nall Avenue, Suite 120 Overland Park, KS 66211	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
David A. Kelsey	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President

Name	Principal Business Address	Positions and Offices with Underwriter
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Vice President
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Treasurer
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Spencer T. Shell	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Terran R. Titus	One Orange Way Windsor, CT 06095-4774	Vice President
Judeen T. Wrinn	One Orange Way Windsor, CT 06095-4774	Vice President
Nancy B. Stillman	One Orange Way Windsor, CT 06095-4774	Assistant Vice President
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Secretary
C. Nikol Gianopoulos	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Tina M. Nelson	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Barry L. Eidex	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation to Principal Underwriter:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
ING Financial Advisers, LLC				$1,889,839.98

*   Reflects compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company during 2013.

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by ING Life Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and at ING Americas at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

Item 31.   Management Services

Not applicable

Item 32.   Undertakings

Registrant hereby undertakes:

(a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of ING Life Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-75996) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 11th day of April, 2014.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
   (Registrant)

By: ING LIFE INSURANCE AND ANNUITY COMPANY
       (Depositor)

By: Mary (Maliz) E. Beams*
       Mary (Maliz) E. Beams
       President
       (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 46 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title		Date
Mary (Maliz) E. Beams*	Director and President	)	
Mary (Maliz) E. Beams	(principal executive officer)	)	
		)	
Mark B. Kaye*	Senior Vice President and Chief Financial Officer	)	
Mark B. Kaye	(principal financial officer)	)	
		)	
Steven T. Pierson*	Senior Vice President and Chief Accounting Officer	)	
Steven T. Pierson	(principal accounting officer)	)	
		)	
Alain M. Karaoglan*	Director	)	April
Alain M. Karaoglan		)	11, 2014
		)	
Rodney O. Martin*	Director	)	
Rodney O. Martin		)	
		)	
Chetlur S. Ragavan*	Director	)	
Chetlur S. Ragavan		)	
		)	
Michael S. Smith*	Director	)	
Michael S. Smith		)	
		)	
Ewout L. Steenbergen*	Director	)	
Ewout L. Steenbergen		)	

By: /s/J. Neil McMurdie
       J. Neil McMurdie
       *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX

Exhibit No.	Exhibit	
24(b)(9)	Opinion and Consent of Counsel	
24(b)(10)	Consent of Independent Registered Public Accounting Firm	
24(b)(13)	Powers of Attorney	